3/19

08001357

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wal Mart de Mexico

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

FILE NO. 82- 04609

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/19/08

WAL-MART de Mexico

2007
annual report

12-31-07
AR/S

ew

re



We



...and more

CONTENTS:

is yet to come

During 2007, Wal-Mart de Mexico once again showed its ability to establish new records regarding results, investments and growth.

Wal-Mart de Mexico is one of the most important retail chains in our country. It operates 1,027 units, including self-service stores, warehouse membership clubs, apparel stores, and restaurants as well as 16 bank modules to serve customers and members, all of which are located in 172 cities throughout the 32 states of Mexico.

Multiple Format Operation: **An answer to your every need**



LOW: 60.3%
MIDDLE: 32.2%
HIGH: 7.5%
BUSINESS MEMBERS
E
D
D+
C
C+
33%
22%
11%
0%
BODEGA AURRERA
SAM'S CLUB
WAL-MART SUPERCENTER
SUPERAMA
SUBURBIA
VIPS
% OF INHABITANTS
ACCUMULATED POPULATION DISTRIBUTION

FINANCIAL HIGHLIGHTS

Consolidated Results

(In millions of dollars)

	2007	2006	%Growth
Sales	$20,550	$18,856	9.0
General expenses	2,753	2,552	7.9
Operating income	1,712	1,533	11.6
EBITDA	2,053	1,847	11.2
Net income	1,304	1,182	10.4
Earnings per share (pesos)	1.666	1.492	11.7

Note: The financial data in this report derives from converting pesos of constant purchasing power as of December 31, 2007 into dollars at the exchange rate of 10.9088 pesos to 1.00 dollar prevaling on the same date.

more

We established challenging objectives and we met them.

Every goal we reach is a starting point towards a new challenge.


WAL★MART México

WAL-MART DE MEXICO, SAB DE CV
BLVD. MANUEL AVILA CAMACHO 647
COL.PERIODISTA
C.P. 11220 MEXICO,D.F.

GROWTH OF SALES 9.0%
GROWTH OF EXPENSES 7.9%
GROWTH OF OPERATING INCOME 11.6%
GROWTH OF EBITDA 11.2%
GROWTH OF EARNINGS PER SHARE 11.7%

CUSTOMER COUNT 957 MILLION

THANKS FOR SAVING WITH US
12/31/07 24:00:00

99 01 03 05 07

Sales

$20.6

billion dollars

challenges



more



customers


957
MILLION

The trust of our customers is the best reason to continue offering Every Day Low Prices, thus contributing towards improving their quality of life.

99 01 03 05 07

Customer count

957

million

more

Our investments are focused on creating highly efficient processes and obtaining the best results for our shareholders.




8.0%
13.5%
99 01 03 05 07
99 01 03 05 07

Leverage:
General expenses
13.4%
total revenues

Operating income
8.3%
total revenues

efficiency



more



development


Nuestra
gente hace
la diferencia
ROCIO
ALVAREZ
WAL★MART
méxico

We employ 157,432 associates who use their talent every day and have greater professional and human development opportunities at Wal-Mart de Mexico.

99 01 03 05 07

No. of associates

157,432

more

Our growth allows us to bring our value proposition to more cities: a wide assortment of merchandise at Every Day Low Prices.



No. of units

1,027

99 01 03 05 07

openings



more



well-being

Thanks to the generous commitment of our associates, we are the company with the largest number of volunteers who work to improve our community.





30,000
03 05 07

No. of volunteers
32,335

OUR FORMATS


Pruébam

BODEGA AURRERA

32.9%	OF TOTAL SALES
$6,751	MILLION DOLLARS IN SALES
13,135,378	SQ. FT. OF SALES FLOOR
49,000	SKUs
51,751	ASSOCIATES
313	UNITS
57	GRAND OPENINGS DURING 2007

AUSTERE DISCOUNT STORES OFFERING BASIC MERCHANDISE, FOOD AND HOUSEHOLD ITEMS

VALUE PROPOSITION: PRICE



WAL★MART SUPERCENTER

27.9%	OF TOTAL SALES
$5,741	MILLION DOLLARS IN SALES
12,731,745	SQ. FT. OF SALES FLOOR
90,000	SKUs
44,815	ASSOCIATES
136	UNITS
16	GRAND OPENINGS DURING 2007

HYPERMARKETS PROVIDING THE WIDEST ASSORTMENT OF GOODS FROM GROCERIES AND FRESH, TO APPAREL AND GENERAL MERCHANDISE

VALUE PROPOSITION: PRICE AND ASSORTMENT


SAM'S CLUB

SAM'S CLUB

27.2%	OF TOTAL SALES
$5,592	MILLION DOLLARS IN SALES
6,795,206	SQ. FT. OF SALES FLOOR
4,100	SKUs
21,159	ASSOCIATES
83	UNITS
6	GRAND OPENINGS DURING 2007

MEMBERSHIP WAREHOUSE CLUBS FOCUSED ON BUSINESSES AND CONSUMERS WHO SEEK THE BEST POSSIBLE PRICES

VALUE PROPOSITION: PRICE LEADER, VOLUME, NEW AND UNIQUE MERCHANDISE



25,000 SKUs
9,058 ASSOCIATES
64 UNITS
4 GRAND OPENINGS DURING 2007

SUPERMARKETS LOCATED IN RESIDENTIAL AREAS

VALUE PROPOSITION:
QUALITY, CONVENIENCE AND SERVICE



Suburbia

4.2% OF TOTAL SALES
$865 MILLION DOLLARS IN SALES
3,449,340 SQ. FT. OF SALES FLOOR
9,214 ASSOCIATES
76 UNITS
15 GRAND OPENINGS DURING 2007

APPAREL STORES OFFERING THE BEST IN FASHION FOR THE WHOLE FAMILY AT THE BEST POSSIBLE PRICE

VALUE PROPOSITION:
FASHION WITH THE BEST VALUE, PRICE-QUALITY RATIO



VIPS

2.6% OF TOTAL SALES
$540 MILLION DOLLARS IN SALES
81,022 SEATS
21,073 ASSOCIATES
355 UNITS
38 GRAND OPENINGS DURING 2007

RESTAURANT CHAINS KNOWN FOR THEIR SERVICE, QUALITY, PRICE AND LOCATION. THIS DIVISION INCLUDES VIPS AND MEXICAN-FOOD EL PORTON RESTAURANTS

VALUE PROPOSITION:
PRICE, SERVICE, QUALITY AND COMFORT



Banco WAL★MART
Tan fácil como ir al súper

NOVEMBER 2007 START OPERATION
362 ASSOCIATES
16 MACS*
16 GRAND OPENINGS DURING 2007

* CUSTOMER AND MEMBER SERVICE MODULE

UNIVERSAL BANKING INSTITUTION AIMED AT WAL-MART DE MEXICO CUSTOMERS, WITH AN INITIAL OFFERING OF BASIC BANKING AND FINANCIAL PRODUCTS AND SERVICES

VALUE PROPOSITION:
CONVENIENCE, SERVICE AND PRICE

Dear Shareholders of Wal-Mart de Mexico:

In a year in which global financial markets were once again shaken to the core by nation-specific situations (such as the real estate crisis in the United States), the soundness of our corporate governance structures, the spirit of excellence, and the talent that our top management team and our associates have attained through years of experience provide us with certainty regarding our capacity to face any challenge that arises.

In light of a decelerated consumer market, our Company responded by once again establishing new records in results and organic growth, in keeping with approved strategies. Total sales rose to $20.6 billion dollars.

Our Board of Directors is well informed and ahead of the game regarding the best practices in corporate governance. We continuously review its makeup to be sure we have men and women of great experience whose contributions enrich the work of the other members. This year we welcomed Martha Miller as an Independent Director. Martha has considerable experience gained through 30 years of working in the field of marketing with responsibilities at the top management level. She also has experience as a Director thanks to her participation on the Board of Directors of companies in different fields such as airport services, financial services, and producers of consumer goods.

In addition, our Shareholders' Assembly appointed Blanca Treviño, Independent Director, as Chairperson for the Audit and Corporate Practices committees. Blanca's capacity and vision have been fundamental in coordinating the activities of these important bodies that are charged with, among other things, supervising the controls and sound practices in all company activities, as well as monitoring the mechanisms used to conserve and oversee the use of company assets. Communication between these two committees and the top management team, as well as with the internal and independent auditors has been, at all times, seamless, transparent and dynamic.

Throughout 2007, we the members of the Board had the opportunity to participate in different sessions regarding the day-to-day operations of the Company, such as meetings of the Treasury, Real Estate, and Ethics and Compliance committees; and periodic meetings to review Company results. During all these sessions we were able to witness the professionalism of our management team and we were also able to see the controls and the operating efficiency that permeate the Company.

Within the Board we have reviewed financial results for the Company –the opinion of the independent auditor and the CEO's report– and we have concluded that the information accurately reflects the financial situation and the results for the Company.

Our Board of Directors made a proposal to the Assembly regarding dividends, giving our shareholders the option of receiving cash or in-kind payment. Pursuant to the choice of

Cash returned to our shareholders in 2007:

$973

million dollars



03
04
05
06
07

repurchase of shares

$569

million dollars

dividends

$404

million dollars

each shareholder, Wal-Mart de Mexico paid $404 million dollars in dividends, as follows: some $211 million dollars in cash and almost 45 million shares of stock for those who requested an in-kind payment. Moreover, during the year we invested $569 million dollars in the repurchasing of our own shares.

Notwithstanding the above, our Company was able to finance, with its own resources, an investment of $1.0 billion dollars to modernize and expand our installed capacity.

These three elements –growth, dividends and the repurchasing of our own shares– will continue to be the pillars of our value offering for all our shareholders.

This year we were also able to witness the startup of Banco Wal-Mart de Mexico Adelante, a universal banking institution. The name itself encompasses the commitment we have to continue contributing towards improving the quality of life for Mexican families.

For our shareholders, Banco Wal-Mart de Mexico Adelante represents one more indication of how we do things in our Company –with efficiency and transparency. The certification process performed by the authorities so we could offer our services to the public included a strict and detailed evaluation and audit of our systems, operating procedures, mechanisms to prevent and detect fraud, personnel training, and corporate governance, to mention just a few processes analyzed. The result of this inspection concluded that the Bank has the human, technological, control and corporate governance resources needed to operate a universal banking institution and to open its doors to the public.

Our Company is aware of the role to be played by society's organizations. For several years now, through our Wal-Mart de Mexico Foundation, we have been working to build a just society that promotes development for all its members. We are proud to have received, for the seventh consecutive year, recognition as a Socially Responsible Company from the Mexican Center for Philanthropy.

In November, our fellow citizens in Tabasco and Chiapas experienced the worst natural disaster in many years in the region. Customers, suppliers and associates lost, in many cases, all



of their belongings and lived through severe sanitary conditions. Despite the fact that almost all our units in the flooded area were affected, we developed emergency programs that enabled us to reopen our units in the shortest amount of time possible, and then continue to restock them with merchandise, without altering our policy of *Every Day Low Prices.* At the beginning of the emergency, seven of our units donated the entire stock of fresh products they had on hand (145 tons) to the state government, to be distributed among the large number of affected families.

Moreover, we set up relief centers in 500 units throughout 24 states nationwide; our logistics and distribution network, in coordination with the Mexican Red Cross, played a fundamental role in distributing all the donations we could collect. I wish to express our solidarity with the people of Tabasco and Chiapas. Our commitment is to continue investing in both states to generate new jobs and provide the merchandise needed by the population in a timely manner.

Once again, I thank our shareholders for their vote of confidence in this Board of Directors. I am also thankful to all the Board members for their enthusiastic participation in the activities conducted by our governing bodies. I appreciate not only the day-to-day efforts and the spirit of excellence of the top management team and all the associates of Wal-Mart de Mexico in protecting and growing the resources entrusted us by our shareholders, but also what you do every day to improve the quality of life for Mexican families.

Sincerely,

Ernesto Vega
Chairman of the Board of Directors
Wal-Mart de Mexico, S.A.B. de C.V.

Mexico City, February 7, 2008



MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Throughout 2007 our Company faced many challenges. Although our country is experiencing one of the longest periods of stability in a long time, and for the second consecutive occasion we had a smooth presidential transition without the consequences of an economic crisis, different factors were influential in contracting sales growth rates and the comparisons with the previous year had a greater degree of difficulty. In light of the situation described above, we made the immediate decisions and took the necessary actions.



We implemented an expense reduction program companywide, exempting only those areas that are directly related to customer service. The decisive efforts of our associates allowed us to generate over $125 million dollars in savings.

On the sales side, we reinforced the cornerstone of our value proposition: *Every Day Low Prices.* In keeping with this, we increased the price gap with our competitors to levels we had not reached in many months. The savings generated for our customers totaled more than $530 million dollars.

Our customers immediately recognized our efforts, thus allowing us to once again break our sales record: $20.6 billion dollars, representing 9.0% growth for total units and 1.8% for comp units, after adjustments for inflation.

The confidence our customers put in us each day is based on our consistency since the day we initiated *Every Day Low Prices* in 1999. They know we work on their behalf to achieve operating efficiency and to generate savings so they can increase their buying power. It is a great honor for our Company, and we are aware that it also entails a great responsibility, to report that 2007 closed with a new record high in the number of customers served: 957 million, thus representing a growth rate of 12.4%, as compared to 2006. We thank each and every one of them for their confidence; they are the purpose of our work and our focus shall continue to be the offering of *Every Day Low Prices, Always!*

We are truly convinced of the opportunities open to those having a long-term vision and who believe in Mexico's growth and


53%
47%

development. Once again we broke our own record in 2007 regarding capital investment and grand openings. We invested $1.0 billion dollars in opening 136 new units among all our business formats, and in modernizing our infrastructure and installed capacity. I am particularly pleased because this year we accomplished different milestones in our Company:

- We hit and then surpassed the 300-unit mark for our Bodega Aurrera stores; 500 for our Self-Service units; and 1,000 for the operating units from all our formats.
- Regarding geographic coverage, with the opening of our Wal-Mart Supercenter in Los Cabos, in the state of Baja California Sur, our Company has at least one store in each of the 32 states of Mexico.

The results obtained after three years of having opened the first Mi Bodega Aurrera –the prototype designed to serve smaller cities– is a source of great satisfaction and motivated us to develop an even smaller prototype for smaller sized cities and towns.

This new type of unit combines, for the first time in Mexico, the concept of a discount store with that of a convenience store to meet daily basic needs for groceries, fresh and consumables. This now allows us to take Bodega Aurrera prices to smaller sized markets where a bigger box would not be possible.

There are currently 4 of these units in operation, which are no longer considered test units because they have efficiently met the objective of reducing the cost of acquiring staple goods for the customers we have served, therefore increasing our potential for growth even further. We will immediately begin the rollout of this prototype.

In addition to stores, clubs and restaurants, we opened two new Distribution Centers, one for self-service in Chalco, located in the State of Mexico; and one for Sam's Club and Fresh, in Villahermosa, located in the state of Tabasco. With these openings we increased our installed capacity for Logistics and Distribution by almost 3 million square feet, thus allowing us to move 500,000 cases more each day for 119 Bodega Aurrera, Wal-Mart Supercenter and Sam's Club units located in central and southern Mexico.

During 2007, our Company created 15,728 permanent new jobs, reaffirming our position as one of the largest employers in the country. We are now more than 157,000 associates, and each day we find new development opportunities in an atmosphere of gender equality, and we apply our talent to serve our customers.

We are committed to creating jobs for Mexico and to ensuring that these jobs have their components of leadership and training that enhance the quality of its citizens. Our associates are the greatest competitive advantage our Company has and we want them to be convinced that Wal-Mart de Mexico is indeed the best place to work. By the close of 2007, we accumulated more than 7.4 million man-hours of training for over 155,000 associates. Thanks to our expansion, we created opportunities for promotion to positions of greater responsibility for almost 22,000 people and we also helped more than 4,000 associates transfer to units closer to their homes.

Our vision of contributing towards improving the quality of life for Mexican families serves as an everyday challenge to develop initiatives that will have a positive impact on the lives of all. One of these priorities is the subject of health, as we feel the dream for an ever healthier population should be a concern of primary importance. In May 2007, with the participation of government authorities and top officials from health institutions and NGOs, we launched our line of low-cost and top-quality medicines –Medi-Mart.

Medi-Mart offers top-quality medicine at a price of $3.50 dollars or less, to treat a wide range of illnesses. The medicines are produced by 16 specialized drug companies and they meet all the quality requirements established by the Mexican health sector. Medi-Mart is available to all our customers in the pharmacies located in our operating units. In just seven short months, the savings passed on to our customers stemming from the purchase of Medi-Mart products are in excess of $65 million dollars.


03
04
05
06
07

Investment in fixed assets

$1,032

million dollars

Our Bank initiated its operations in November 2007. After rigorous inspection by the financial sector authorities, we proudly received authorization to open our doors to the public. To date, we have opened 16 MACS (Customer and Member Service Module), one of them in our HO and the rest in Wal-Mart Supercenter and Sam's Club units. With the philosophy of operating simplicity, we are initially offering a savings account with a debit card and a consumer credit card, with the plan to gradually incorporate more banking products and services over time. Although we are convinced that Banco Wal-Mart de Mexico Adelante will be an important means of supplementing our service offerings and will help to increase purchasing capacity for our customers, our growth will nonetheless be gradual and in line with the operating capacity we attain.

We can also report important progress in the field of Social Responsibility. During 2007, we joined the efforts being conducted by our majority shareholder –Wal-Mart Stores, Inc– and launched our Sustainability program. Focusing primarily on the areas of Energy, Water, Wastes and Products, our goal is to protect the environment for future generations. We know this is just the start of a very long journey, but we nonetheless believe it is the duty of all to do something in favor of the planet so our children can have a better place in which to live. Wal-Mart de Mexico is taking the first of many steps and we do so inviting all of society to join us in an obligation that can no longer be delayed.

In keeping with this spirit of sustainability and through our program on volunteerism, we conducted 101 reforestation activities which, thanks to the enthusiastic volunteer work of associates from our stores, clubs, restaurants, distribution centers and home offices, enabled us to plant over 150,000 trees in 31 states nationwide.

During the year, some 32,335 associates selflessly participated in 638 national volunteer activities in support of our communities. I give my sincerest thanks to each and every one of you and your family members for contributing towards improving the quality of life for Mexican families and for making our Company a socially responsible one. Thank you for making a difference one more time and for helping Wal-Mart de Mexico have the largest number of volunteers who work in support of our beloved country. I invite you to continue displaying your leadership, giving your time, developing your talent and being an active part of building a better Mexico.

I do not want to end this message without first expressing my feelings of encouragement and solidarity for our associates, customers and suppliers who were affected by the flooding in Tabasco and Chiapas. We conducted numerous actions immediately to lend a hand during such an enormous emergency, and yet we know nothing will ever be enough to alleviate the pain and frustration caused by such a disaster. Nevertheless, I want to reiterate the commitment Wal-Mart de Mexico has with the citizens of both states: to generate more jobs, supply the communities with quality products and meet their needs with *Every Day Low Prices,* and continue in our support of further development for companies so they may in turn generate more jobs and income.

I thank our shareholders for their trust, our associates for their talent and dedication in everything they do, our suppliers for their efforts to efficiently provide products for our mutual customers, and our customers for their confidence, *Always!*



Eduardo Solorzano
Chief Executive Officer
Wal-Mart de Mexico, S.A.B. de C.V.

THE SHOPPING EXPERIENCE

This year we reinforced the cornerstone of our value proposition: Every Day Low Prices.

By strengthening our price leadership we passed on savings to our customers in the excess of $530 million dollars.


03
04
05
06
07

Cities with WALMEX Presence

172


04
05
06
07

Customer savings

$533

million dollars


Nestlé
Conoce la nueva Línea de Productos
Extra Special
Loving food
Superama
Superama


Cereal
COOKIE BITES
Multi-Balance
Great Value

We developed a price reduction program for over 28,000 items from our assortment in all departments. These actions helped us ratify, our commitment to increase our customers purchasing power and, at the same time, continue to enforce our corporate vision.

Additionally, we implemented several initiatives in all our formats to provide additional value and improve our customers' shopping experience.

Wal-Mart de Mexico developed a program jointly with Televisa to launch RBD, an apparel and accessories brand, in our Suburbia, Vips Stores and Self-Service units to provide our customers with original and exclusive items. We have over 400 items in Apparel, Accessories, Jewelry, Toys, Cosmetics, HBA, Impulse, and School Supplies. The main category is apparel, with garments for our junior line. In HBA, we developed products in cooperation with leading suppliers on the market.

With regards to apparel, this year we consolidated our Private Brand programs for all formats via our G-Mex production processes. By developing over 100 raw material and manufacturing suppliers in the textile field, we established fit parameters while achieving garment consistency during production. Also, thanks to strict supervision of production and quality control processes, we ensured the highest standards at the best possible price.

In May we launched Medi-Mart, a low-cost, high-quality line of medicines. During a ceremony headed by the Mexican Secretary of Health and attended by health authorities and top officials from the pharmaceutical field, some 150 items were introduced at a maximum retail price of $3.5 dollars.

At the close of 2007 our line already had 223 medicines available in every pharmacy in our stores. The medications –to treat a wide array of illnesses– are manufactured by 16 specialized drug companies and are produced in compliance with the highest quality standards established by the health sector. The initiative strengthens our vision of developing programs with a positive impact on the quality of life for Mexican families.

At Wal-Mart Supercenter we continue working to better meet the needs of our customers. We are expanding our "shopping world" concept, i.e., differentiated merchandise displayed by themes in an area prepared according to the atmosphere of each world, to enhance the shopping experience.

Results have been very favorable in Electronics, Cosmetics, Sporting Goods, Ready-to-eat Food, and Deli. So much so in fact that Electronics hired experts to guide customers during the selection process. This year special emphasis was also placed on Groceries, Auto, Pets, and Produce. In addition to these changes, we also increased our assortment of organic food items.





We created a new project: "VIP$55", a special working days lunch-hour menu.Customers are able to enjoy a full meal for only $5 dollars.

Being a part of a company such as Wal-Mart Stores, Inc., our majority shareholder, provides us with many opportunities to create synergies with the operations of other countries.

We launched the new premium food line Extra Special in our Superama stores: 46 items were developed by our sister company ASDA in the United Kingdom in categories such as entrees, dressings, pasta and sauces, jelly, fine chocolates, cookies, and coffee. These delicious products are manufactured with unique processes and first-class ingredients. Their success is proof of their high price-value ratio.

Aware that convenience is one of the key elements of Superama's value proposition, now our home delivery service is available 24/7 in Mexico City and the metropolitan area.

Being mindful of the importance of the frequency of visits and customer count in Vips, we created a very affordable menu -VIP$55- a proposal which focuses on working days and schedules where customers are able to enjoy a full meal for only $5 dollars.

We also created new kiddie menus with healthier dishes to do our share in the fight against obesity, and offer our customers healthy choices for their children. To reinforce our message to kids, we acquired licenses for Sesame Street and Lazy Town to promote healthy eating habits and exercise.

As for Suburbia, we have expanded our Quick Response design and production system, thus allowing us to react to market trends in just a few weeks and offer customers fashionable clothes and accessories with standard fits at our *Every Day Low Prices.*

The system was developed with Mexican textile manufacturers that have shown their capacity to respond to customer demand with top quality items.

In Sam's Club, we re-launched the Sam's Club / American Express Credit Card –aimed at business members– which offers a 1.5% rebate on all purchases paid with these cards, regardless of where it is used.

Moreover, we opened cash registers for business members only, to provide them with customized and rapid service, an optimized shopping experience, and considerable savings in time.

We started Internet sales, with in-the-Club delivery, in the Greater Mexico City area. In light of excellent results, we expect to roll out the program nationwide in the near future.

PROFITABLE
SUSTAINABLE GROWTH

The talent of our associates and the strength of our value proposition allowed us to achieve a new sales record: $20.6 billion dollars.

03 04 05 06

Grand openings
136

03 04 05 06 07

EBITDA
$2.1
billion dollars



1082
3002
4079
4080




Cereal

By the end of the year we had 1,027 units, and for the first time in our history, presence in each of our 32 states.

We recorded 9.0% sales growth for total units in real terms –once discounting inflation for the period– and 1.8% for comp units, that is, stores that have been opened for more than a year.

We also established a new record high in customer count: 957 million customers, over nine times Mexico's population. Our customers were cautious in their spending throughout the year, as average ticket decreased 3.4% in real terms. Customer count, however, increased 12.4% vs. last year. This clearly indicates the confidence shown by customers with regards to our efforts to provide them with *Every Day Low Prices.*

A constant factor in Wal-Mart de Mexico is growth. We are confident that growth brings about benefits for society, not only because they can rely on a technologically-advanced retail channel -which is highly efficient in commercializing goods and services- but also because our expansion helps to develop our suppliers and grow our customer base, who find at our stores a wide assortment of items to meet their needs.

Mi Bodega Aurrera is a protptype developed by Bodega Aurrera to serve smaller markets, that is, communities with 25,000 - 45,000 inhabitants who have no self-service units. The concept was launched three years ago and during this time we have opened 63 units. Customer acceptance has proven to be quite high.

Based on the foregoing, we developed a smaller store to serve markets with 12,000 - 20,000 inhabitants.This new prototype combines the concept of a discount store with that of a convenience store. The target market is D and E income levels. It will offer the most sought after items from Groceries, Fresh and Consumables at Bodega Aurrera prices.

We currently have four of these units in operation. Its results, plus results from Mi Bodega Aurrera, clearly show that we can be successful and that the potential for further growth is considerable. We are taking our operation to more and more communities; hence, we contribute towards improving the quality of life for a greater number of Mexican families.

WALMEX
Presence
172

Units
1,027

2007 Grand Openings
136



2007 GRAND OPENINGS: BODEGA AURRERA•ACAPONETA (ACAPONETA), NAYARIT•ACATZINGO (ACATZINGO), PUEBLA•AGUA PRIETA (AGUA PRIETA), SONORA•ALLENDE (ALLENDE), COAHUILA•ALTOTONGA (ALTOTONGA), VERACRUZ•CALERA (CALERA CENTRO), ZACATECAS•CINTALAPA (CINTALAPA SUR), CHIAPAS•CIUDAD DEL CARMEN (CIUDAD DEL CARMEN), CAMPECHE•CIUDAD MANTE (LUIS ECHEVERRIA), TAMAULIPAS•COATZACOALCOS (AV. TRANSISTMICA), VERACRUZ•CULIACAN (BARRANCOS), SINALOA•ENCARNACION (ENCARNACION), JALISCO•FRANCISCO I. MADERO (FRANCISCO I. MADERO), COAHUILA•GOMEZ PALACIO (RINCON SAN ANTONIO), DURANGO•HUAUCHINANGO (HUAUCHINANGO), PUEBLA•HUIXTLA (HUIXTLA), CHIAPAS•HUNUCMA (HUNUCMA), YUCATAN•IZUCAR DE MATAMOROS (IZUCAR DE MATAMOROS), PUEBLA•JOCOTEPEC (JOCOTEPEC), JALISCO•JUVENTINO ROSAS (JUVENTINO ROSAS), GUANAJUATO•MEXICALI (MEXICALI SUR), B.C.•MEXICALI (NUEVO MEXICALI), B.C.•MEXICO (ALFREDO DEL MAZO), ESTADO DE MEXICO•MEXICO (TOLUCA AZTECAS), ESTADO DE MEXICO•MEXICO (EJE 3) ESTADO DE MEXICO•MEXICO (EJE 8), ESTADO DE MEXICO•MEXICO (EL TENAYO), ESTADO DE MEXICO•MEXICO (GOBERNADORA), ESTADO DE MEXICO•MEXICO (GUADALUPANA), ESTADO DE MEXICO•JILOTEPEC (JILOTEPEC), ESTADO DE MEXICO•MEXICO (LEANDRO VALLE), ESTADO DE MEXICO•MEXICO (PLAZA ECATEPEC), ESTADO DE MEXICO•MEXICO (TERRANOVA), ESTADO DE MEXICO•MONTERREY (SANTA ROSA APODACA), NUEVO LEON•MONTERREY (VILLA GARCIA), NUEVO LEON•MOTUL (MOTUL CENTRO), YUCATAN•MUZQUIZ (MUZQUIZ), COAHUILA•NARANJOS (NARANJOS), VERACRUZ•PLAYA DEL CARMEN (PLAYA DEL CARMEN), QUINTANA ROO•PUEBLA (PUEBLA SUR), PUEBLA•REFORMA (REFORMA), CHIAPAS•RIO VERDE (CIUDAD RIO VERDE), SAN LUIS POTOSI•SALINA CRUZ (SALINA CRUZ), OAXACA•SALTILLO (LOMAS DEL BOSQUE), COAHUILA•SALTILLO (SATELITE), COAHUILA•SAN LUIS RIO COLORADO (SAN LUIS RIO COLORADO), SONORA•SAN MIGUEL EL ALTO (SAN MIGUEL EL ALTO), JALISCO•SANTIAGO IXCUINTLA (SANTIAGO IXCUINTLA), NAYARIT•TAMPICO (MULTIPLAZA REAL), TAMAULIPAS•TENOSIQUE (TENOSIQUE), TABASCO•TEZIUTLAN (TEZIUTLAN), PUEBLA•TIZIMIN (TIZIMIN), YUCATAN•TLAXCALA (CHIAUTEMPAN), TLAXCALA•TLAXCOAPAN (TLAXCOAPAN), HIDALGO•TUXTLA GUTIERREZ (TERAN), CHIAPAS•ZACATECAS (GARCIA SALINAS), ZACATECAS•ZACATELCO (ZACATELCO), TLAXCALA•**SAM'S CLUB**•CABO SAN LUCAS (LOS CABOS), B.C.S.•CUAUTLA (CUAUTLA), MORELOS•CULIACAN (MEXICO 68), SINALOA•MEXICO (ACOXPA), CIUDAD DE MEXICO•MEXICO (EL CORTIJO IXTAPALUCA), ESTADO DE MEXICO•MEXICO (SAN JOSE TECAMAC), ESTADO DE MEXICO•**WAL-MART SUPERCENTER**•CABO SAN LUCAS (LOS CABOS), B.C.S.•CELAYA (IRRIGACION), GUANAJUATO•CIUDAD JUAREZ (AV. ZARAGOZA), CHIHUAHUA•TAMPICO (CIUDAD MADERO), TAMAULIPAS•COATZACOALCOS (AV. UNIVERSIDAD), VERACRUZ•HERMOSILLO (BLVD. MORELOS), SONORA•MANZANILLO (MANZANILLO), COLIMA•MERIDA (PENSIONES), YUCATAN•MERIDA (POLIGONO), YUCATAN•MEXICALI (GALERIAS DEL VALLE), B.C.•MEXICO (PUERTA TEXCOCO), ESTADO DE MEXICO•MEXICO (SAN JOSE TECAMAC), ESTADO DE MEXICO•MEXICO (SANTA MARIA COACALCO), ESTADO DE MEXICO•MEXICO (TOLTECAS), ESTADO DE MEXICO•MONTERREY (PLAZA CENTRIKA), NUEVO LEON•POZA RICA (POZA RICA), VERACRUZ•**SUPERAMA**•MERIDA (MONTEJO), YUCATAN•MEXICO (ACOXPA), CIUDAD DE MEXICO•MEXICO (FUENTE DE LAS LOMAS), ESTADO DE MEXICO•QUERETARO (MILENIO), QUERETARO•**SUBURBIA**•ACAPULCO (DIAMANTE), GUERRERO•CHETUMAL (CHETUMAL), QUINTANA ROO•CORDOBA (CORDOBA), VERACRUZ•MEXICO (AYOTLA), ESTADO DE MEXICO•MEXICO (LOMAS VERDES), ESTADO DE MEXICO•MEXICO (PUERTA TEXCOCO), ESTADO DE MEXICO•MEXICO (SAN JOSE TECAMAC), ESTADO DE MEXICO•MEXICO (SANTA MARIA COACALCO), ESTADO DE MEXICO•MEXICO (TOLTECAS), ESTADO DE MEXICO•MONTERREY (GUADALUPE), NUEVO LEON•MONTERREY (PLAZA CENTRIKA), NUEVO LEON•PUEBLA (MAYORAZGO), PUEBLA•PUEBLA (PLAZA FORJADORES), PUEBLA•TAPACHULA (TAPACHULA), CHIAPAS•TEHUACAN (TEHUACAN), PUEBLA•**VIPS**•ACAPULCO (GRAN PLAZA), GUERRERO*•CABO SAN LUCAS (LOS CABOS), B.C.S.•CHIHUAHUA (CHIHUAHUA), CHIHUAHUA* •CUIDAD JUAREZ (GRAN PATIO ZARAGOZA), CHIHUAHUA•GUADALAJARA (CENTRO SUR), JALISCO•GUADALAJARA (REVOLUCION), JALISCO*•GUADALAJARA (TORRE CHAPULTEPEC), JALISCO•MANZANILLO (MANZANILLO), COLIMA•MEXICALI (GALERIAS DEL VALLE), B.C.•MEXICO (CIUDAD JARDIN) ESTADO DE MEXICO•MEXICO (CIUDAD JARDIN) ESTADO DE MEXICO*•MEXICO (LOMAS VERDES), ESTADO DE MEXICO•MEXICO (LOMAS VERDES), ESTADO DE MEXICO* •MEXICO (PLAZA CHALCO), ESTADO DE MEXICO•MEXICO (PUERTA TEXCOCO), ESTADO DE MEXICO•MEXICO (PUERTA TEXCOCO), ESTADO DE MEXICO* •MEXICO (SAN JOSE INSURGENTES), CIUDAD DE MEXICO•MEXICO (SAN JOSE TECAMAC), ESTADO DE MEXICO*•MEXICO (SANTA MARIA COACALCO), ESTADO DE MEXICO*•TOLUCA (SANTIN), ESTADO DE MEXICO*•MEXICO (TECNOPARQUE), CIUDAD DE MEXICO•MEXICO (TOLTECAS), ESTADO DE MEXICO*•MONTERREY (PLAZA CENTRIKA), NUEVO LEON*•MONTERREY (VALLE ORIENTE), NUEVO LEON•MORELIA (LA HUERTA), MICHOACAN*•PLAYA DEL CARMEN (PLAYA DEL CARMEN), QUINTANA ROO*•PLAYA DEL CARMEN (PLAYA CAR), QUINTANA ROO*•POZA RICA (POZA RICA), VERACRUZ* •PUEBLA (OUTLET PUEBLA), PUEBLA•PUEBLA (PLAZA FORJADORES), PUEBLA•PUEBLA (XONACA), PUEBLA*•PUERTO VALLARTA (PUERTO VALLARTA), JALISCO*•SALAMANCA (SALAMANCA), GUANAJUATO•TIJUANA (MACRO PLAZA INSURGENTES), B.C.*•TUXTEPEC (TUXTEPEC), OAXACA•TUXTLA GUTIERREZ (BELISARIO DOMINGUEZ), CHIAPAS*•VILLAHERMOSA (LA VENTA), TABASCO•XALAPA (XALAPA), VERACRUZ*•**DISTRIBUTION CENTERS**•CHALCO, ESTADO DE MEXICO•VILLAHERMOSA, TABASCO•

**EL PORTON UNITS*



The Mexican economic environment has not modified the growth plan we established at the beginning of 2007. The opposite occurred as we established a new record in capital investment by allocating $1.0 billion dollars to increase our installed capacity and remodel current infrastructure. We opened 136 new units, which represents the highest number of openings ever in a single fiscal year.

All our business formats grew, each one meeting the unique needs of their specific target markets. We opened 57 Bodega Aurrera units, 16 Wal-Mart Supercenters, 6 Sam's Clubs, 4 Superamas, 15 Suburbia stores, and 38 Vips and El Porton Restaurants, thereby increasing our installed capacity by 13% in self-service sales floor, and 11% in restaurant seating.

Hence, we ended the year with 1,027 units and have at least one unit in each of our 32 states. Thanks to this expansion, we are taking our value proposition to 33 new cities and our presence now includes 172 cities nationwide.

New investments helped to create new jobs and new opportunities for everybody working in the Company. In 2007 alone, we generated 15,728 new permanent positions, making us one of the largest employers in Mexico; by close of the year, we were 157,432 associates, working and developing our skills for our customers. Our investment in training and management programs exceeded 7.4 million man-hours, in addition to promoting 21,852 associates to positions of greater responsibility. In keeping with our quality of life commitments, we helped to transfer 4,569 associates to units closer to their homes.

Our Logistics network is one of the competitive advantages that sets Wal-Mart de Mexico apart from the rest, allowing us to distribute merchandise efficiently throughout Mexico, creating synergies and significant savings in our operations.

We opened two new Distribution Centers: Chalco and Villahermosa. With these openings, we now have 12 Distribution Centers to move over 3 million cases a day. To put things in perspective, this volume is almost four times the size of the Great Pyramid of Giza in Egypt.




DVD

Two new Distribution Centers opened: Chalco, in the State of Mexico; and Villahermosa, the capital of Tabasco. We now have 12 Distribution Centers.

Aside from the investments made in growth and to keep our installed capacity updated, in 2007, we gave $973 million dollars back to our shareholders, as follows: $404 million dollars in dividend payment and $569 million dollars in the repurchasing of 144 million shares of stock.

At the end of the fiscal year, our financial position was sound, our balance sheet debt-free, and our cash balance almost $824 million dollars.

For Wal-Mart de Mexico, growth and modernization of our installed capacity, the payment of dividends, and the repurchase of own shares are and shall continue to be priority uses of cash resources. This policy, together with the highest standards of corporate governance and the respect shown to minority shareholders, makes WALMEX shares an excellent investment alternative for anyone.

In 1977, our stock was publicly offered for the first time on the Mexican Stock Exchange, with ticker symbol AURRERA. There were 50 million outstanding shares among over 3,000 institutional and private investors.

Today, thirty years later, there are 8.4 billion outstanding shares distributed among thousands of shareholders worldwide. Those who invested $6 pesos to purchase 100 shares in 1977 have seen their equity grow to 37,476 shares worth roughly $129,000 dollars. With a market value of $29.3 billion dollars, our share is the third highest in the MSE and ranks number two in securitization among stock traded on the Mexican market.

COTIZA EN BOLSA MEXICANA DE VALORES

WALMEX

OUR OPERATING
EFFICIENCY

A 9.0% sales growth, along with lower general expenses, allowed our operating income to grow 11.6% vs. 2006.



Return
on capital
03
04
05
06
07
Earnings
per share
$1.666
pesos
03
04
05
06
07
logística
WAL-MART
STAPLE STOCK



In the last ten years, we have been able to continually reduce our expenses, as compared to our sales, and 2007 was no exception. Expenses as a percentage of revenues totaled 13.4%, which is 10 basis points lower than the previous year.

In view of the fact that consumer growth was impacted by less dynamic economic activity, the company implemented an aggressive expense-reduction program. Thanks to the participation of all our associates and despite additional costs incurred by initiating operations of Banco Wal-Mart de Mexico Adelante, we managed to keep our expenses below 8% growth, that is, 110 basis points below our increase in sales.

Sales, together with lower general expenses, allowed operating income to surpass last year's figures by 11.6%. EBITDA for the year increased to $2.1 billion dollars, thereby representing 10.0% of total revenue and an 11.2% increase in real terms over last year.

Regardless of the efficiency level we have achieved, we believe our Company still has countless opportunities for innovation and further reductions in expenses. All our associates comprise a team of outstanding talent, who constantly provide the Company with new and better ideas, leading us to the position we hold today. This year we formalized a set of procedures that will help us to continue promoting this endless source of creative ideas, with the purpose of being ever more competitive and efficient.

Ideas with Impact is a program that allows us to effectively identify, evaluate and implement good ideas and projects presented by our associates regarding improvements in all activities conducted by the Company.

The approval process is very flexible; a project is approved or rejected within 48 hours with the same discipline used in our investment decision-making processes. With an income generation and cost reduction approach, we have approved 44 projects this year, 70% of which are related to the subject of generating sales and the remaining 30% to expense reduction. The aim of this program is to always remain a step ahead of the competition and to enhance the service we provide our customers.

This year, as part of our permanent commitment to be more competitive through innovation and the continuous improvement of our processes, we undertook the goal of certifying our Administration, as per ISO 9001:2000 standards.

Treasury and Investments, Cash Management, Consolidated Financial Statements Reporting, Budget Control and Reconciliation on New Constructions, and Banking Accounts Reconciliation, became the first five areas in Wal-Mart worldwide to implement this quality management system, ensuring that services constantly comply with international quality standards.





Ideas with Impact is a program designed for the rapid development of projects, which stem from our associates' creativity.

This is an enormous source of pride for our Company, and a clear indication of the professionalism and spirit of excellence our associates display on a day-to-day basis. We are also pleased to announce that we are working towards having all administrative functions certified under this standard by late 2008.

Throughout our history, we have set ourselves apart from other companies through continuous investment in the development of new technologies. This has allowed us to not only be at the cutting-edge and more efficient every day, but to contribute to society with the development of a modern and practical supply chain.

Every year, Wal-Mart de Mexico receives or issues over 20 million invoices to buy or sell merchandise, placing us in a privileged position to drive the development of initiatives such as e-billing. We are convinced that this technology will result in enormous benefits for economic and productive activities in our country, in addition to being in line with our sustainable development philosophy, thereby going one step further towards a paperless society.

We have made important progress towards complete implementation of e-billing and, thanks to the enthusiasm shown by our suppliers, we are now in the final stages of development. In fact, we have over 300 suppliers who currently use e-billing because they are convinced of the benefits achieved in efficiency and reduced costs. Some 400 more are working towards the same goal.

OUR CORPORATE SOCIAL RESPONSIBILITY

We are now the Mexican company with the largest number of volunteers, who throughout the year have selflessly volunteered more than 1.1 million man-hours of their time to projects supporting their communities.

EMPRESA
SOCIALMENTE
RESPONSABLE

POR UN PLANETA MEJOR
WAL-MART México

MODELO DE EQUIDAD DE GENERO • MEG:2003 •




CRUZ ROJA
MEXICANA

Thanks to our associates, we have become the Mexican company with the highest number of volunteers. Some 32,335 associates have volunteered about 1.1 million man-hours to their communities through the following programs: pre-opening activities, disaster relief, Store of the Community, monthly activities with government agencies, National Volunteer Day, Amusement and Nutrition for Healthy Living, Learn Not to Get Burned, the Ball Drive, From My Cupboard to Yours, One Peso at a Time and Clothed in Hope.

In July, over 150,000 trees were planted by more than 15,000 volunteers during National Volunteer Week. We thank all our Volunteer Gardeners for accepting the invitation from the Wal-Mart de Mexico Foundation and Reforestamos Mexico, A.C.

In November, during the aftermath of hurricanes Dean and Henriette, and the flooding in the states of Tabasco and Chiapas, the Wal-Mart de Mexico Foundation assisted over 103,100 people.

During the three most critical weeks, particularly in Tabasco, the Foundation distributed food and installed three community kitchens that served 56,400 meals to the inhabitants of Villahermosa, the capital of the state. The Mexican Red Cross was given a warehouse in the Distribution Center of Villahermosa to ensure the efficient distribution of merchandise. Staple items from seven business units located in the affected areas were also donated. Some 1,604 tons of food from customers, members and the Wal-Mart de Mexico Foundation were sent to families struck by disaster in Tabasco.





During National Volunteer Week we planted more than 150,000 trees.

Both the Wal-Mart de Mexico and the Wal-Mart Foundations, together with customers, members and the United Nations Development Program, collected over $1.2 million dollars to carry out reconstruction projects in the affected regions of Tabasco and Chiapas.

As a decisive contribution towards reducing malnutrition indexes throughout the country, the Wal-Mart de Mexico Foundation supported the assistance given to 6,368 children under the age of five, providing nutritional supplements and food education to 39,709 children.

Furthermore, to reduce overweight and obesity numbers, we publicly launched the Amusement and Nutrition for Healthy Living program, with the goal of improving knowledge, attitudes and behaviors and creating the habit of eating more fruits and vegetables, and for children in public elementary schools to practice sports on a regular basis. The program currently benefits 13,500 children in five states throughout the country and has resulted in an increase in the number of classrooms with bottled water to encourage the habit of drinking more water each day; more children buying vegetables in school cafeterias; a greater number of students practicing some kind of physical activity after classes; and a rise in the number of students with knowledge about this topic, to name just a few benefits noted.

The impact that human activities have had on our planet is becoming increasingly important due to the consequences we begin to witness worldwide. Wal-Mart de Mexico has chosen to play a leading role, within its field of influence, to promote sustainability at its highest level.

In July, we launched a sustainability effort during an event headed by the Mexican Secretary of the Environment, and attended by dignitaries from the world of academia, not-for-profit organizations, and members of the House of Deputies and the Senate. The initiative defines goals for the 2008-2012 period, which are broken down in four categories: Energy, Water, Wastes, and Products. The reduction of solid wastes, the use of packaging made of re-usable material, saving and recycling water, and the sale of sustainable products are but a few of the measures we will implement to safeguard the environment and improve the quality of life for future generations.

With the purpose of mirroring the commitment to sustainability from our majority shareholder,




The topic is: Sustainability
The journey is a long one and there is still much left to do...

Wal-Mart Stores, Inc. regarding a 20%-reduction in the use of electricity by the year 2012 in all stores worldwide, more than 200 procedures were reviewed to incorporate new efficiency measures, thus allowing us to reduce our electricity use by 2.6% per square foot of construction.

Similarly, we generated significant savings in other primary sources. We were able to reduce water use by 10% per square foot of construction –20% of all the water used was recycled (79% more than 2006) and 35 new water treatment plants were built, totaling 235 plants at year-end.

With regards to gas and diesel, several initiatives led to an 11% and a 15% reduction, respectively.

In the field of waste management, 130,697 tons of cardboard; 2,979 tons of shrink wrap; 5,173 tons of fat and bone; 182 tons of cooking oil; and 5 tons of hangers were recycled. Also, 45 tons of Tetrapack multi-layer packaging were collected, that is, three times more than in 2006.

As one of the members of a committee that supports sustainability iniciatives, we finished the first phase of the paperless project. In our Home Office alone, we have been able to reduce the number of printed sheets by 80%, that is, 2.5 million sheets/month. This was possible thanks to the implementation of strategies such as file digitization, increased process automation, and the move to two-side printing at all printing centers. The second phase will focus on our stores.

In keeping with our Sustainability initiative, Wal-Mart de Mexico opened the INTEGRA building at the corporate headquarters. The main operating areas from our company are now together under one roof to enable greater synergies. This 667,000 square foot building is able to accommodate 1,800 people. As a socially responsible company, Wal-Mart de Mexico wanted INTEGRA to be a sustainable, highly energy-and resource-efficient building.

The building has several bioclimatic design and sustainability elements. The water system has rainwater collection and purification capabilities, electronic devices in wash basins, water treatment plants and water-free urinals. All these measures will allow us to save over 1 million gallons of water a year. During the construction of the building, new technologies were employed to allow for the recycling of materials such as concrete, and PET and steel bottles. Several energy saving devices such as automatic lighting controls, high-efficiency lamps, fluorescent lighting and low-consumption LEDS were used to allow for excellent natural light with the lowest amount of heat by insulating windows with solar and noise filters, and roof gardens. Cooling towers allow for temperature control without using refrigeration chemicals.



...we invite all of society to join forces with us. We, Wal-Mart de Mexico, underscore our commitment to improve the quality of life for future generations through a lot of hard work in favor of a sustainable world.


WAL★MART
CAJAS
WAL★MART
¿LA TANDA VACÍA TUS BOLSILLOS?
Abre tu cuenta desde $50
Banco WAL★MART

Mexico City, November 7, 2007

It is a pleasure to have you here with us today. I appreciate the authorities from the National Banking and Securities Commission, Condusef, the Secretary of the Treasury, the Central Bank and all the other financial and governmental institutions and organizations for joining us on this important day.

I also wish to welcome our Directors and, of course, our people from Wal-Mart de Mexico and from Banco Wal-Mart de Mexico Adelante, who will witness this important step being taken by the Company.

Those of you who know us well know that Wal-Mart de Mexico has become what it is today not by taking the easy path, but rather by being different, by making a difference. We became Wal-Mart de Mexico by being radically different from the rest and daring to do things that no one thought was worthwhile.

Today, by formalizing the start of operations for our Bank, we reiterate this unique nature of ours. The Bank now occupies a special place in our history as a company, in our history of innovations.

The birth of the Bank is in response to the question of how to enrich the value proposition for our customers, how to increase the services we offer, how to exceed their expectations.

There are many expectations regarding the operating of this Bank. Few things done by the Company have generated a similar level of attention. As the Bank has adopted the principles of integrity, respect, service and excellence that are the pillars of Wal-Mart de Mexico, I am sure we are going to fully comply with what is expected of us, and our contribution to the financial sector will be as significant as it has been within the world of retail.

I envision our Bank as a way to strengthen the available income of Mexican families.
I view our Bank as a driving force for Wal-Mart de Mexico.
I see our Bank as one more reason –and an appealing one at that– to increase our customer base and the number of trips they make to our stores.
I look at our Bank as a source of development opportunities for our associates.

Today is a celebration because we are the first bank in Mexico where conducting financial transactions is going to be as easy as going to the supermarket.

It is also a celebration because we are the first Wal-Mart Bank in the whole world... and that makes us real happy and fills us with pride.

As the name of the Bank says... onward!

Onward to better serve our customers as best as possible.

Onward to make a difference.

Thank you.

Eduardo Solorzano
CEO for Wal-Mart de Mexico
Chairman of the Board of Directors, Banco Wal-Mart de Mexico Adelante, S.A., Institucion de Banca Multiple

The structure and responsibilities of the Board of Directors, our Code of Ethics and in general all the activities performed by our Company follow the best practices of good corporate governance.

BOARD OF DIRECTORS

Our Board of Directors is charged with overseeing the management of the business.

COMPOSITION

- All the members are appointed on a yearly basis by the shareholders at the annual meeting
- Independent Directors must comprise a minimum of 25% of the total number of Board Directors
- Minority shareholders whose shares represent at least ten percent of total owners' equity shall have the right to appoint a Director and the corresponding Alternate, neither may be removed until the other members of the Board of Directors are also removed
- The Board meets a minimum of four times a year

PRIMARY RESPONSIBILITIES

- Choosing the Chief Executive Officer
- Acting as consultant/counsel for Company top management
- Working actively with the CEO to develop general corporate strategies for the Company and any organizations the Company controls
- Overseeing the performance of Company Officers
- Approve all information policies and communication with shareholders and the market

OTHER PRACTICES

- The Board evaluates the performance of each Director
- Independent Directors have experience in the line of business of the Company
- The Board has access to independent consultants
- The duties of Chairman of the Board of Directors and of the CEO are kept separate
- The Chairman of the Board is forbidden from acting as Secretary or presiding over Board committees

The Board of Directors has three committees, whose duties include detailed analysis of matters pertaining to its sphere of action and making suggestions to the Board so it may study the information and make the decision most suitable to creating the best possible value for all the shareholders.

AUDIT COMMITTEE

There are three Directors, all of them independent. Included among the primary responsibilities are appointing the Independent Auditor for the Company; establishing the fees; overseeing internal controls and ensuring they meet all applicable legal and accounting regulations; and reviewing related-party transactions conducted by the Company.

The Audit Committee is also empowered to review Financial Statements and ensure they reflect a true and accurate overview of the financial situation of the Company.

This Committee has the necessary procedures to receive, keep and respond to all complaints regarding accounting practices and controls, and all audit-related matters. There is a system in place that protects the anonymity of any and all persons who make complaints regarding accounting issues.

The Audit Committee is authorized and has the resources needed to retain legal counsel and any other outside consultant service required to meet its obligations.

The Chairman of the Audit Committee is different from the Chairman of the Board.

The following are Audit Committee practices:

- All Audit Committee members are Independent Directors
- All members have experience in finance
- Independent auditors are not allowed to perform consultancy services for the Company
- The partner from the Independent Audit firm who renders an opinion on Financial Statements for the Company must be periodically changed
- The Audit Committee holds private meetings and receives periodic reports from Internal Audit, Legal and Compliance, and Ethical Behavior

AUDIT COMMITTEE MEMBERS:
Blanca Treviño (Chairperson)*
*Martha Miller**
*Ernesto Vega**

CORPORATE PRACTICES COMMITTEE

There are three Directors, all of them independent.

The purpose of this committee is to reduce potential risks of conducting transactions that could compromise Company assets or that could favor a specific group of shareholders.

Its primary responsibilities are:

- Calling shareholder meetings and including all pertinent matters in the order of business for the meeting
- Approving policies that govern the use and possession of Company assets
- Assisting the Board of Directors in its duty to produce reports on accounting practices
- Authorizing related-party transactions, total compensation for the CEO, and all policies regarding total compensation for top management

The Chairman of the Corporate Practices Committee is different from the Chairman of the Board.

MEMBERS OF THE CORPORATE PRACTICES COMMITTEE:
Blanca Treviño (Chairperson)*
*Martha Miller**
*Ernesto Vega**

EXECUTIVE COMMITTEE

There are three Directors. Among their duties is that of strategic planning for the Company.

EXECUTIVE COMMITTEE MEMBERS:
Michael T. Duke (Chairman)
Craig Herkert
Eduardo Solorzano

* Independent Director

CODE OF ETHICS

For Wal-Mart de Mexico, honesty and integrity continue being absolutely nonnegotiable core values, and we constantly oversee that these permeate all of our activities.

The following are some of the major points covered under our Code of Ethics:

- Open-door policy
- Supplier relations
- Accounting and computer standards
- Information disclosure
- Discrimination
- Use of company property, facilities and assets
- Conflicts of interest
- Gifts and gratuities
- Privileged information
- Health, safety and environment
- Equal employment opportunities
- Conflict of interest on the job
- Harassment and inappropriate behavior
- Hiring of family members

Wal-Mart de Mexico has an area of Corporate Compliance charged with communicating and fostering observance of our ethical behavior policies and corporate governance, as well as strict adherence to the statutes governing our Company. The Audit Committee periodically receives reports from this area.

Each year we reply and send to the Mexican Stock Exchange the "Code of Corporate Best Practices", which is available on the institution's website.

BOARD OF DIRECTORS AND SENIOR OFFICERS

DIRECTORS

ERNESTO VEGA* *(Chairman)*
Board Member since 2001
Born in Valle de Santiago, Guanajuato in 1937. He is a Public Accountant from Instituto Tecnologico Autonomo de Mexico (ITAM) and further business management education from IPADE. He received the Rafael Mancera Ortiz award for Public Accountants. He was awarded ITAM's "Race to the Universe" for his outstanding career.
He has fifty years of experience in the financial sector, both for government agencies and private companies. From 1971 to date he has held several positions at DESC Group, where he became Vice President in charge of General Management. He is currently retired, and is an Independent Director and member of the Audit and Corporate Practices Committees.
He also serves on the following Boards: Grupo Aeroportuario del Pacifico, S.A.B. de C.V., America Movil, S.A.B. de C.V., and Industrias Peñoles, S.A.B. de C.V. (as an alternate director).

SUSAN CHAMBERS
Executive Vice President, People Division, Wal-Mart Stores, Inc.
8 years of experience in the Company
Board Member since 2006
Born in St. Joseph, MO, in 1957. Susan has a bachelor's degree in systems and data processing from William Jewell College in Liberty, Missouri.
She joined Wal-Mart Stores, Inc. in 1999. Since April 2006 she is the EVP for the People Division at Wal-Mart Stores, Inc.
Susan is on the Kansas State University Business Advisory Board, the Advisory Council for Women Impacting Public Policy, and Leadership Council for New America Foundation. She is a board member of Arvest Bank and is also the Chair person of the Board of Corporate Advisory Council of the National Hispanic Leadership Institute.

MICHAEL T. DUKE
Vice Chairman, Wal-Mart Stores, Inc.
(Responsible for Wal-Mart International)
12 years of experience in the Company
Board Member since 2006
Born in Atlanta, Georgia in 1949. His degree in Industrial Engineering Is from Georgia Institute of Technology.
He joined Wal-Mart Stores, Inc. in 1995. He fills the position of Vice Chairman of the International Division since 2005.
He is a member of the Board of Directors of the US-China Business Council and for CIES The Food Business Forum. He is a member of the Board of Trustees of Morehouse College, as well as serving on the University of Arkansas Board of Advisors.

JOHN FLEMING
Executive Vice President and Chief Merchandising Officer, Wal-Mart Stores Division
7 years of experience in the Company
Board Member since 2006
Born in Rochester, Minnesota, in 1958. He earned his degree in Science and Economics from The Colorado College.
Fleming joined Wal-Mart Stores, Inc. in 2000 as Chief Merchant of Walmart.com. In 2002 he was promoted to President and CEO of Walmart.com. Under his supervision, Walmart.com grew into one of the country's top three destinations for online sales. He was appointed Executive Vice President and Chief Merchandising Officer for the Wal-Mart Stores Division in 2007.
John worked for Target Corporation for 19 years before joining Wal-Mart. During his time there, he held various retail and merchandising positions in the department stores division. His final assignment was as Senior Vice President of Merchandising for Marshall Fields, responsible for the Fashion division.

CRAIG R. HERKERT
CEO, The Americas, International Division
7 years of experience in the Company
Board Member since 2001
Born in Joliet, Illinois in 1959, Craig obtained his Bachelor's degree in Marketing from St. Francis College. He also has an MBA from Northern Illinois University.
Prior to joining Wal-Mart in 2000, Craig was with Albertson's, Inc., in Boise, Idaho, in the position of Executive Vice President of Marketing.
Since 2004, he is Executive Vice President, President and CEO, the Americas, International Division.
He is a member of the Board of the Council of the Americas (an international business organization whose members share a common commitment to economic and social development, open markets, the rule of law, and democracy throughout the Western Hemisphere).

RAFAEL MATUTE
Executive Vice President and CFO for Wal-Mart de Mexico
20 years of experience in the Company
Board Member since 1998
Born in Mexico City in 1960. He earned his degree in Industrial Engineering from Universidad Panamericana in Mexico City. He also has an MBA from the Instituto de Estudios Superiores de la Empresa (IESE) in Barcelona, Spain. He studied Top Management at IMD in Lausanne, Switzerland, and at the Chicago Graduate School of Business in the United States.
He joined Wal-Mart de Mexico (previously known as CIFRA) in 1987. In 1998 he was promoted to Chief Financial Officer.
He participated as member of the Advisory Board for Nacional Financiera, Banorte and Banco Nacional de Mexico (Banamex/Citibank). Currently he is a member of the Board of Directors of Desarrolladora Homex.

MARTHA MILLER*
Board member since 2007
Born in Mexico City in 1948. She has a degree from the Stanford University in Palo Alto, California.
Ms. Miller has 30 years experience in marketing and business management. She worked with Procter and Gamble from 1976 to 2001, where her last position was VP and Chief Executive for Market Development for Mexico and Central America.
From 2001 to 2005, she served on the Board of Directors of Grupo Aeroportuario del Sureste. Also, from 2004 to October 2007 she was member of the Board of Ryerson, Inc. Currently, she is a member of the Board of Nationwide Financial Services (Columbus, Ohio), Sally Beauty Holdings, Inc. (Denton, Texas), and Nestle Mexico.
She is the first and only woman to join the "Businessman Hall".

EDUARDO SOLORZANO
CEO, Wal-Mart de Mexico
18 years of experience in the Company
Board member since 2000
Born in Managua, Nicaragua in 1957. He has a degree in Economics from the Instituto Tecnologico de Monterrey. He also has a Master's Degree in Economics from the Universidad de las Americas.
From 1985 to 1994, Eduardo held several management positions in Operations, Merchandising and Logistics. From 1994 to 1998 he was Commercial Director for Soriana. In 1998 he returned to Wal-Mart, and from 1998 to 2005 he held several positions, among them, those of Director of Food for Supercenter, VP for Supercenter, and Executive Vice President and COO. In February 2005 he was appointed CEO for Wal-Mart de Mexico. Additionally, he is a member of the Board of Directors for Wal-Mart Central America, as well as a member of the advisory board for IMCO (Mexican Institute for Competitiveness).

LEE STUCKY
Senior Vice President and Chief Administrative Officer, Wal-Mart International (Retired)
25 years of experience in the Company
Board Member since 2000
Born in Wichita, Kansas, in 1948, Lee earned his degree in Education from Wichita State University. He joined Wal-Mart Stores, Inc. in 1981, serving in the Distribution and Transportation Division for his first 11 years, and then served for 2 years as the Director of Corporate Training and Development. In 1993, Lee joined the International Division where he served as Vice President of International Logistics, and in 1999 was promoted to Senior Vice President and CAO for Wal-Mart International. Lee retired from Wal-Mart in 2007.

BLANCA TREVIÑO*
Board member since 2006
Born in Monterrey, Mexico in 1959. She has a degree in Computer Science from the Tecnologico de Monterrey.
She has worked for Softtek for more than 20 years, where she has held several positions such as Team Leader, VP of Sales and Marketing, and Executive Director for the United States. She co-founded Softtek and has been CEO for the same company since August 2000. Softtek is the largest regional, private, IT service provider in all of Latin America.
She is a member of the Board of Directors of a number of organizations like Caintra and Coparmex, as well as from universities such as Universidad de Monterrey and Tec Milenio (part of the ITESM system). She is also the Chairperson of the Board for the Council of Science and Technology. She is an advisor for the government of the state of Nuevo Leon. In October 2007, Fortune magazine's 50 Most Powerful Business Women named her as one of four "Rising Stars".

CLAIRE WATTS
Board Member since 2006
She earned her degree in Marketing from the University of Cincinnati.
Prior to joining Wal-Mart Stores, Inc., Claire worked in the retail industry for 16 years. During that time, she served with Limited Stores, Land's End, and May Department Stores. Until 2007, she held the position of Executive Vice President, Apparel and Product Development, Wal-Mart Stores Division.

ALTERNATE DIRECTORS

ANTONIO ECHEBARRENA*
Board Member since 2006

JOSE ANGEL GALLEGOS
Board Member since 2004

WAN LING MARTELLO
Board Member since 2006

MARC N. ROSEN
Board Member since 2001

SECRETARY
JOSE LUIS RODRIGUEZMACEDO

ASSISTANT SECRETARY
ENRIQUE PONZANELLI

* Independent Director

OUR TOP MANAGEMENT TEAM IS YOUNG AVERAGING 48 YEARS OLD **AND WITH A WIDE EXPERIENCE** 17 YEARS WORKING IN OUR COMPANY

SENIOR OFFICERS

EDUARDO SOLORZANO
Chief Executive Officer
50 years old and 18 years of experience in the Company

VICTORIA ALVAREZ
Vice President, General Merchandise and Apparel, Self-Service Division
56 years old and 25 years of experience in the Company

RAUL ARGÜELLES
Senior Vice President, Corporate Affairs and People Division
44 years old and 4 years of experience in the Company

ALVARO ARRIGUNAGA
Vice President, Merchandising, Bodega Aurrera
42 years old and 14 years of experience in the Company

MIGUEL BALTAZAR
Vice President, Operations, Wal-Mart Supercenter and Superama
55 years old and 31 years of experience in the Company

ALEJANDRO BUSTOS
Vice President, Suburbia
56 years old and 36 years of experience in the Company

RUBEN CAMARENA
Vice President, People Division
51 years old and 17 years of experience in the Company

FRANCISCO CASADO
Vice President, Special Projects
55 years old and 27 years of experience in the Company

FEDERICO CASILLAS
Vice President, Finance
46 years old and 18 years of experience in the Company

MARIO CHIU
Vice President, New Formats
61 years old and 1 year of experience in the Company

DAVID DAGER
Vice President, Merchandising, Food and Consumables
49 years old and 22 years of experience in the Company

XAVIER DEL RIO
Senior Vice President, Real Estate Negotiations
60 years old and 29 years of experience in the Company

ALBERTO EBRARD
Senior Vice President, Bodega Aurrera
46 years old and 14 years of experience in the Company

XAVIER EZETA
Senior Vice President, Real Estate Development
41 years old and 19 years of experience in the Company

JULIO GOMEZ
Senior Vice President, Banco Wal-Mart de Mexico Adelante
60 years old and 1 year of experience in the Company

JOAQUIN GONZALEZ-VARELA
Senior Vice President, Wal-Mart Supercenter and Superama
42 years old and 18 years of experience in the Company

PABLO GUZMAN
Vice President, Vips and El Porton
43 years old and 14 years of experience in the Company

EDUARDO JUAREZ
Vice President, Internal Audit
59 years old and 29 years of experience in the Company

RAFAEL MATUTE
Executive Vice President and Chief Financial Officer
47 years old and 20 years of experience in the Company

GIAN CARLO NUCCI
Senior Vice President, Sam's Club
38 years old and 14 years of experience in the Company

LAURENCE PEPPING
Vice President, Marketing
42 years old and 7 months of experience in the Company

SCOT RANK
Executive Vice President and Chief Operating Officer
47 years old and 7 years of experience in the Company

JOSE LUIS RODRIGUEZMACEDO
Senior Vice President, General Counsel
51 years old and 3 years of experience in the Company

FARLEY SEQUEIRA
Vice President, Centralized Negotiations
43 years old and 14 years of experience in the Company

JOSE LUIS TORRES
Vice President, Operations, Bodega Aurrera
49 years old and 33 years of experience in the Company

MARIA DEL CARMEN VALENCIA
Vice President, Systems
40 years old and 20 years of experience in the Company

ROQUE VELASCO
Vice President, Administration
45 years old and 1 year of experience in the Company

SIMONA VISZTOVA
Senior Vice President, Retail Development
40 years old and 15 years of experience in the Company

RODOLFO VON DER MEDEN
Vice President, Logistics
44 years old and 17 years of experience in the Company

Glossary

ADR	American Depositary Receipt
ASDA	Wal-Mart Stores, Inc. self-service chain in the United Kingdom
Associate	Employee who works at Wal-Mart de Mexico
Bodega Aurrera	Austere discount stores offering basic merchandise, food and household items
Distribution Center	Location for the receipt of goods from suppliers and store distribution
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
Every Day Low Prices	Permanent philosophy of Wal-Mart de Mexico, in order to contribute towards improving the quality of life for Mexican families
G-Mex	An area within Wal-Mart de Mexico that strengthens the apparel supply chain by standardizing fit, directly supervising production processes, controling quality standards and developing raw material suppliers
GDP	Gross Domestic Product
LED	Semiconductors device to emit light
MACS	Banco Wal-Mart de Mexico Adelante's Customer and Member Service Modules
MSE	Mexican Stock Exchange
NCPI	National Consumer Price Index
Net sales	Goods sold in our stores
PET	Type of plastic raw material made from oil
Quality Standard ISO 9001 2000	Certification that ensures that a company or one of its areas has implemented a system to guarantee that any product or service it provides will consistently meet international quality standards set forth by the International Standardization Organization (ISO)
Sam's Club	Membership warehouse clubs focused on businesses and consumers who seek the best possible prices
SKUs	Stock Keeping Units
Suburbia	Apparel stores offering the best in fashion for the whole family at the best possible price
Superama	Supermarkets located in residential areas
Total Revenue	Net sales plus other income
Vips	Restaurant chains known for their service, quality, price and location. This division includes Vips and Mexican food El Porton restaurants
Wal-Mart Stores	Self-service chain in the US
Wal-Mart Supercenter	Hypermarkets providing the widest assortment of goods from groceries and fresh, to apparel and general merchandise
WALMEX	Stock Symbol for Wal-Mart de Mexico, S.A.B. de C.V.

Financial summary

In millions of dollars

GDP (Growth,%)
Annual Inflation (%)
Peso Devaluation (%)
Exchange Rate (Pesos / Dollar)
Average Interest Rate (28 Day Cetes, %)
RESULTS
Net Sales
% of Growth Total Units
% of Growth Comp Units
Other Income
% of Growth
Total Revenues
% of Growth
Gross Profit
% of Profit Margin
General Expenses
% of Total Revenues
Operating Income
% of Total Revenues
% of Growth
EBITDA
% of Total Revenues
Comprehensive Financial Income
Income Before Tax
Income Tax
Net Income
% of Growth
FINANCIAL POSITION
Cash
Inventories
Other Assets
Fixed Assets
TOTAL ASSETS
Suppliers
Other Liabilities
Shareholders' Equity
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
NUMBER OF UNITS
Bodega Aurrera
Wal-Mart Supercenter
Sam's Club
Superama
Suburbia
Restaurants [1]
TOTAL
MACS Banco Wal-Mart
OTHER INFORMATION AT THE END OF THE YEAR
Number of Associates
Share Price [2] (dollars)
Outstanding Shares [2] (millions of shares)
Market Value
Earnings per Share [2] (pesos)
Payment of Dividends
Shares Repurcharsed [2] (millions of shares)
Investment in Share Repurchasing Operations

[1] Including franchises.

[2] Adjusted according to split conducted in February 2006.

2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
3.1e	4.8	2.8	4.2	1.4	0.8	(0.2)	6.6	3.9	4.9	6.8
3.8	4.1	3.3	5.2	4.0	5.7	4.4	9.0	12.3	18.6	15.7
0.8	1.7	(4.7)	(1.2)	8.7	13.3	(4.8)	1.3	(3.9)	22.5	2.2
10.9	10.8	10.6	11.1	11.3	10.4	9.2	9.6	9.5	9.9	8.1
7.2	7.2	9.2	6.8	6.2	7.1	11.4	15.3	21.5	24.8	19.8
20,550	18,856	16,267	14,303	12,939	11,835	10,468	9,127	8,174	7,776	7,029
9	16	14	11	9	13	15	12	5	11	10
2	6	6	4	4	4	6	5	1	6	4
73	69	65	61	29	54	48	40	29	24	20
6	7	6	108	(46)	14	21	34	20	20	5
20,623	18,925	16,332	14,364	12,968	11,889	10,516	9,167	8,203	7,800	7,049
9	16	14	11	9	13	15	12	5	11	10
4,465	4,085	3,480	3,020	2,690	2,465	2,177	1,868	1,656	1,545	1,447
21.7	21.6	21.3	21.0	20.7	20.7	20.7	20.4	20.2	19.8	20.5
2,753	2,552	2,267	2,045	1,896	1,759	1,572	1,385	1,245	1,255	1,177
13.4	13.5	13.9	14.2	14.6	14.8	14.9	15.1	15.2	16.1	16.7
1,712	1,533	1,213	975	794	706	605	483	411	290	270
8.3	8.1	7.4	6.8	6.1	5.9	5.8	5.3	5.0	3.7	3.8
12	26	24	23	12	17	25	18	42	7	15
2,053	1,847	1,521	1,242	1,042	931	805	676	592	456	422
10.0	9.8	9.3	8.6	8.0	7.8	7.7	7.4	7.2	5.8	6.0
137	134	138	104	90	106	149	170	185	246	202
1,825	1,662	1,319	1,054	862	791	724	628	608	531	681
521	480	382	253	275	238	228	188	130	111	30
1,304	1,182	937	801	587	553	496	440	478	420	651
10	26	17	36	6	12	13	(8)	14	(36)	46
824	1,425	1,401	1,212	1,265	1,093	1,111	1,481	1,251	1,139	1,163
1,914	1,717	1,395	1,224	1,155	1,205	1,042	970	939	792	858
491	416	309	234	248	257	225	173	162	122	230
6,556	5,845	5,285	4,680	4,394	4,124	3,802	3,511	3,357	3,313	3,228
9,785	9,403	8,390	7,350	7,062	6,679	6,180	6,135	5,709	5,366	5,479
2,327	2,460	2,022	1,638	1,602	1,553	1,454	1,536	1,379	1,169	1,286
1,391	1,284	1,242	911	954	887	842	804	179	201	123
6,067	5,659	5,126	4,801	4,506	4,239	3,884	3,795	4,151	3,996	4,070
9,785	9,403	8,390	7,350	7,062	6,679	6,180	6,135	5,709	5,366	5,479
313	258	203	162	140	116	105	90	78	73	72
136	118	105	89	83	75	62	57	53	50	50
83	77	69	61	53	50	46	38	34	31	28
64	60	55	48	44	44	44	40	38	36	36
76	62	53	50	52	50	51	53	51	43	38
355	318	298	284	269	260	242	218	204	181	164
1,027	893	783	694	641	595	550	496	458	414	388
16	0	0	0	0	0	0	0	0	0	0
157,432	141,704	124,295	109,057	99,881	92,708	84,607	74,790	70,700	61,145	57,649
3.46	4.52	2.81	1.82	1.52	1.12	1.19	0.91	0.90	0.57	0.95
8,473	8,572	8,646	8,740	8,866	8,924	8,888	8,948	9,072	9,312	9,618
29,275	38,779	25,247	17,113	15,361	11,784	13,135	10,604	11,606	8,440	17,147
1.666	1.492	1.167	0.986	0.719	0.672	0.607	0.534	0.568	0.482	0.911
404	316	275	203	180	160	245	0	0	0	500
144	153	205	213	58	62	60	124	240	306	0
569	474	471	400	89	76	74	156	227	305	0

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

INCOME STATEMENT

SALES

Total sales for 2007 amounted to $20.6 billion dollars, $1.7 billion dollars more than the previous year. This represented an increase of 13.3%, and 9.0% in real terms, that is, after adjustment for inflation.

Throughout the year we opened 136 units among our different business formats, increasing the sales floor by 13%. This increase contributed considerably to the growth in total sales, as did the performance by our stores in operation over a year, which recorded 5.8% growth in nominal sales (1.8% in real terms), as compared to figures posted for 2006.

In 2007, spending growth in Mexico contracted, and at the same time we faced difficult comparisons vs. last year. In our case the primary driver for sales growth was customer count in our stores, clubs and restaurants, that is, an increase of 12.4% over 2006. We served 957 million customers throughout the year. However, there was lower discretionary spending, as witnessed by the 3.4% reduction in average ticket.

The sales mix is a reflection of discretionary spending, and Superama was the business format with the best performance. Suburbia and Vips were the business formats that were most affected. In self-service, performance was good in Food, while the most affected departments were Apparel and General Merchandise, particularly Electronics. It should be noted that General Merchandise and Apparel combined represent 51% of our sales.

In comp units, the business formats with the highest increases in customer count were Bodega Aurrera and Wal-Mart Supercenter. With regards to average ticket the one business format to experience increases in real terms was Sam's Club.

Insofar as the different regions of the country are concerned, the one with the highest sales growth was southern Mexico, while Mexico City showed the weakest performance.

The percentage of sales for all our formats is as follows:

Business Format	Sales Share, %
Bodega Aurrera	32.9
Wal-Mart Supercenter	27.9
Sam's Club	27.2
Superama	5.2
Suburbia	4.2
Vips	2.6

GROSS MARGIN

Our gross margin was 21.7%, 10 basis points above 2006, despite the change in percentages from the different business formats in total company sales, like Suburbia and Vips, whose gross margins are higher than that of the self-service division. The self-service formats improved gross margins when compared to figures recorded for last year.

GENERAL EXPENSES

Throughout the year general expenses increased 7.9%, which favorably compares to the figure of 9.0% obtained in sales. Hence, expenses represent 13.4% of our total income, that is, the lowest level in the history of our company. This was managed in spite of the additional expenses we had in early 2007 when operations from Banco Wal-Mart de Mexico Adelante began. This cost reduction was due to the measures that, in the face of trying times, we adopted mid-year to reduce expenses in noncustomer-related areas.

COMPREHENSIVE FINANCIAL INCOME

Financial income experienced a 6.8% reduction vs. last year, resulting from lower cash levels.

EARNINGS PER SHARE

Net income increased 10.4% throughout the year, whereas earnings per share grew 11.7%. This differential was brought about by our on-going program for the repurchase of shares. A total of 144 million shares were repurchased during 2007.

BALANCE

CASH AND CASH EQUIVALENTS

Our cash position at closing of 2007 amounted to $824 million dollars. This figure is $601 million dollars less than last year due to investments made in fixed assets in the amount of $1.0 billion dollars, the repurchase of shares in the amount of $569 million dollars, and a cash dividend of $211 million dollars. We also experienced a decrease in supplier accounts payable, amounting to $133 million dollars. This latter decrease is due to a calendar effect, as we had an additional payment day than last year, and to negotiated early payments.

Cash is invested in short-term debt securities. The company does not conduct transactions with derivatives, nor does it invest in the stock market. The Company has not conducted any transactions not recorded in the Financial Statements.

USES OF CASH

- **Investment in Fixed Assets:** We continue reinvesting our earnings in projects that allow us to modernize our operating structure, from information systems to logistics networks and the renovation of our stores, clubs and restaurants, including the opening of new and profitable stores. Over the course of the last six years, we have invested $4.4 billion dollars in fixed assets, thereby representing the reinvestment of 98% of our earnings.

- **Dividends:** We have consistently paid dividends, offering the choice of receiving payment in cash or in stock, so that our shareholders who so desire may have the opportunity to participate in our growth. The following chart shows the dividends paid during the last four years (with values adjusted by the split conducted in 2006).

Year	2004	2005	2006	2007
Dividend per share (pesos)	$0.22	$0.32	$0.38	$0.51
% of earnings for the previous year	35%	35%	35%	35%
Choice for the shareholder	One share for each 75.82 shares owned	One share for each 62.78 shares owned	One share for each 80.05 shares owned	One share for each 89.37 shares owned
% of shareholders that requested dividends in shares	75%	79%	74%	47%
Cash spent (million dollars)	$49	$53	$78	$211

- **Repurchase of Shares:** The shareholders authorize the maximum amount available for the repurchase of shares. Repurchased shares are subtracted from the equity at the moment of repurchase and are formally cancelled during the Shareholders' Annual Meeting. The following chart shows the investment in the repurchase of shares during the last four years (with values adjusted from the split conducted in 2006).

Program	Repurchased Shares (millions)	Invested Amount (million dollars)
2004	213	$400
2005	205	$471
2006	153	$474
2007	144	$569

WORKING CAPITAL

In 2007, the Company continued operating with negative working capital requirements, which has historically allowed for the self-financing of growth and modernization. The inventory balance as of December 31 amounted to $1.9 billion dollars, which was financed by accounts payable to suppliers totaling $2.3 billion dollars.

PROFITABILITY

RETURN ON EQUITY

The Return on Equity (ROE) for the year was 25.7%, some 50 basis points greater than the 25.2% obtained last year.

AUDIT COMMITTEE
REPORT

To the Board of Directors of
Wal-Mart de Mexico, S.A.B. de C.V.

Dear Directors:

In compliance with Article 43 of the Mexican Securities Market law in effect and the rules and regulations of the Board of Directors, this is to inform you of the operations carried out in regards to the year ended on December 31, 2007.

In carrying our work, we have adhered not only to the Mexican Securities Market Law but also to the recommendations contained in the Company's Code for Better Corporate Practices and the Code of Ethics.

In order to comply with our supervision process, we performed the following:

I. As concerns Corporate Practices:

a) We were informed of:
   1. The process to assess the performance of relevant executives. There are no observations to report.
   2. Processes followed during the fiscal year to conduct operations with related parties, and the comprehensive compensation packages for the CEO and other relevant executives listed under Note 6 of the company's financial statements. There are no observations to report.

b) The Board of Directors did not grant waivers to any board member, relevant executive or others in the chain of command for any privilege listed under article 28, section III, paragraph f) of the Mexican Securities Market law.

II. Related to Audit:

a) We analyzed the status of the internal control system, and were informed in detail of the programs and work done by Internal and Independent audit, as well as the main aspects requiring improvement and follow-up on implemented preventive and corrective measures. Therefore it is our opinion that all effectiveness requirements are being met to ensure that the Company operates within a general environment of control.

b) We evaluated the performance of the independent auditors, who are responsible for rendering an opinion on the reasonability of the company's financial statements and the compliance with the Mexican Financial Reporting Standards. We conclude that the partners of Mancera, S.C. (a member of Ernst & Young Global) meet the necessary professional skills, as well as independence in all intellectual and economic actions required, and therefore we recommend their appointment to examine and issue an opinion on the financial statements of Wal-Mart de Mexico, S. A. B. de C.V. and Subsidiaries, as of December 31, 2007.

c) We attended a number of meetings to review the company's quarterly financial statements and recommended the release of the financial information. We followed up on the investment plan for the year; we were informed of on-going legal proceedings to which the company is a party thereof; and verified compliance with the corresponding standards and legal provisions. Results were satisfactory.

d) We were informed of accounting policies approved in 2007, finding no changes that would affect figures in the financial statements.

e) We followed up on the decisions reached at Shareholders' and Board Meetings.

Based on the work performed, and on the report of independent auditors, it is our opinion that accounting and reporting policies and criteria followed by the Company are adequate and sufficient and have been applied consistently, as a result of which, the information presented by the CEO reasonably reflects the financial position and results of the company.

In light of the above, we recommend that the Board of Directors submit the financial statements for Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries for the year ended December 31, 2007 to the Company's Shareholders' Assembly for approval.

Sincerely,

Blanca Treviño
Chairperson
Audit and Corporate Practices Committee

Mexico City, February 7, 2008

REPORT OF
INDEPENDENT AUDITORS

To Shareholders of
Wal-Mart de Mexico, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican financial reporting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with Mexican financial reporting standards.

Mancera, S.C.
A Member Practice of
Ernst & Young Global



Felizardo Gastelum

Mexico City, January 29, 2008; Note 16 referring to final approval of financial statements is dated February 7, 2008.

CONSOLIDATED BALANCE SHEETS

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2007

		December 31		
		2007		2006
Assets				
Current assets:				
Cash and cash equivalents	Ps.	8,983,817	Ps.	15,548,406
Accounts receivable – net (Note 3)		4,700,237		3,958,451
Inventories - net		20,883,131		18,736,634
Prepaid expenses		655,189		575,637
Total current assets		35,222,374		38,819,128
Property and equipment – net (Note 4)		71,521,998		63,760,041
Total assets	Ps.	106,744,372	Ps.	102,579,169
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers (Note 6)	Ps.	25,380,996	Ps.	26,837,053
Other accounts payable (Notes 6 and 7)		6,786,707		5,702,568
Total current liabilities		32,167,703		32,539,621
Long-term other liabilities (Note 9)		2,822,618		2,309,408
Deferred income tax (Note 10)		5,446,048		5,929,628
Retirement labor obligation (Note 11)		123,998		67,930
Total liabilities		40,560,367		40,846,587
Shareholders' equity (Note 12):				
Capital stock		22,105,239		20,367,261
Legal reserve		4,068,913		3,622,478
Retained earnings		53,313,827		49,775,672
Accumulated result of restatement		(12,515,273)		(11,770,373)
Premium on sale of shares		2,302,669		2,331,940
Employee stock option plan fund		(3,091,370)		(2,594,396)
Total shareholders' equity		66,184,005		61,732,582
Total liabilities and shareholders' equity	Ps.	106,744,372	Ps.	102,579,169

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2007

		Year ended December 31		
		2007		2006
Net sales	Ps.	224,172,613	Ps.	205,697,920
Other income		803,768		754,575
Total revenues		224,976,381		206,452,495
Cost of sales		(176,267,005)		(161,885,943)
Gross profit		48,709,376		44,566,552
General expenses		(30,038,499)		(27,843,059)
Operating income		18,670,877		16,723,493
Other expenses - net		(258,891)		(57,426)
Comprehensive financing result (Note 13)		1,495,271		1,459,431
Income before income tax		19,907,257		18,125,498
Income tax (Note 10)		(5,678,251)		(5,233,786)
Net income	Ps.	14,229,006	Ps.	12,891,712
Earnings per share (in pesos)	Ps.	1.666	Ps.	1.492

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 2007 and 2006
(Notes 1,2 and 12)
Thousands of Mexican pesos with purchasing power at December 31, 2007

		Capital stock		Legal reserve
Balances at December 31, 2005	Ps.	18,126,881	Ps.	3,227,941
Movements in employee stock option plan fund				
Increase in legal reserve				394,537
Repurchase of shares		(356,350)		
Dividends capitalized and paid		2,596,730		
Comprehensive income				
Balances at December 31, 2006		20,367,261		3,622,478
Movements in employee stock option plan fund				
Increase in legal reserve				446,435
Repurchase of shares		(366,424)		
Dividends capitalized and paid		2,104,402		
Comprehensive income				
Balances at December 31, 2007	Ps.	22,105,239	Ps.	4,068,913

The accompanying notes are an integral part of these financial statements.

Retained earnings	Accumulated result of restatement	Premium on sale of shares	Employee stock option plan fund	Total
s. 45,548,336	Ps. (11,111,816)	Ps. 2,341,251	Ps. (2,207,557)	Ps. 55,925,036
		(9,311)	(386,839)	(396,150)
(394,537)			.	-
(4,815,938)				(5,172,288)
(3,453,901)	9,585			(847,586)
12,891,712	(668,142)			12,223,570
49,775,672	(11,770,373)	2,331,940	(2,594,396)	61,732,582
		(29,271)	(496,974)	(526,245)
(446,435)				-
(5,844,245)				(6,210,669)
(4,400,171)	(2,099)			(2,297,868)
14,229,006	(742,801)			13,486,205
53,313,827	Ps. (12,515,273)	Ps. 2,302,669	Ps. (3,091,370)	Ps. 66,184,005

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2007

		Year ended December 31 2007		2006
Operating activities				
Net income	Ps.	14,229,006	Ps.	12,891,712
Charges (credits) not requiring				
the use of (providing) resources:				
Depreciation		3,727,361		3,424,133
Retirement labor obligation		99,985		82,335
Deferred income tax		(494,850)		1,093,936
		17,561,502		17,492,116
Changes in:				
Accounts receivable		(741,786)		(1,120,255)
Inventories		(2,879,766)		(4,199,238)
Prepaid expenses		(79,552)		(41,895)
Accounts payable to suppliers		(1,456,057)		4,780,821
Other accounts payable		1,095,409		(1,299,750)
Retirement labor obligation		(49,017)		(41,186)
Resources provided by operating activities		13,450,733		15,570,613
Financing activities				
Long-term other liabilities		513,210		620,390
Repurchase of shares		(6,210,669)		(5,172,288
Payment of dividends		(2,297,868)		(847,586
Resources used in financing activities		(7,995,327)		(5,399,484
Investing activities				
Purchase of property and equipment		(11,261,868)		(9,421,428
Sale and retirement of property and equipment		334,654		473,185
Property under capital lease		(566,536)		(566,984
Employee stock option plan - net		(526,245)		(396,150
Resources used in investing activities		(12,019,995)		(9,911,377
(Decrease) increase in cash and cash equivalents		(6,564,589)		259,752
Cash and cash equivalents at beginning of year		15,548,406		15,288,654
Cash and cash equivalents at end of year	Ps.	8,983,817	Ps.	15,548,406

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2007 and 2006
Thousands of Mexican pesos with purchasing power at December 31, 2007, unless otherwise indicated

NOTE 1
DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A.B. de C.V. (**WALMEX** or "the Company") is a company incorporated under the laws of Mexico and listed on the Mexican Stock Exchange, whose principal shareholder is Wal-Mart Stores, Inc., a U.S. corporation, through Intersalt, S. de R.L. de C.V., a Mexican company.

WALMEX has a 99.9% equity interest in the following groups of companies:

Group	Line of Business
Nueva Wal-Mart	Operation of 313 (258 in 2006) Bodega Aurrera, discount stores, 83 (77 in 2006) Sam's Club membership self-service wholesale stores, 136 (118 in 2006) Wal-Mart Supercenter hypermarkets and 64 (60 in 2006) Superama supermarkets.
Suburbia	Operation of 76 (62 in 2006) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 256 (239 in 2006) Vips restaurants serving international cuisine, 92 (72 in 2006) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Comercializadora Mexico Americana	Import of goods for sale.
Real estate	Real estate developments and management of real estate companies.
Services companies	Providing of professional services to companies in the Group, not-for-profit services to the community at large and shareholding.
Banco Wal-Mart de Mexico Adelante	Rendering of full-service banking services.

On October 1st, 2007, the Mexican National Banking and Securities Commission (CNBV) authorized **WALMEX** to operate Banco Wal-Mart de Mexico Adelante, S.A., Institucion de Banca Multiple (Bank) that opened its doors to the general public on November 7, 2007.

The significant accounting policies and practices observed by the Company in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (Mexican FRS) are described below. Mexican FRS are understood to encompass the new standards issued by the Mexican Financial Reporting Standards Research and Development Board (CINIF) and the bulletins issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that have not been modified, replaced or abolished by Mexican FRS and that were transferred to the CINIF. As such, any of the documents comprising Mexican FRS will hereinafter be referred to by their original name or rather, either as "Mexican FRS" or as "accounting Bulletin", as the case may be.

a. The accompanying consolidated financial statements include the statements of **WALMEX** and those of its subsidiaries, which are grouped as described in Note 1. All related party balances and transactions were eliminated in the consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10.

c. In order to provide a better understanding of the Company's business performance, the consolidated statements of income were prepared on a functional basis, which allows for the disclosure of the cost of sales separately from other costs and expenses and of operating income as well, as established under Mexican FRS B-3, Statements of Income, in force as of January 1st, 2007.

d. The Bank's financial statements, which are included in the Company's consolidated financial statements, were prepared based both on the accounting criteria established by CNBV, as issued as part of the General Provisions for Credit Institutions, and on the Mexican FRS issued by the CINIF. At date, there are no differences between these two sets of standards.

e. The preparation of financial statements in conformity with the Mexican FRS requires the use of estimates in some items. Actual results might differ from these estimates.

f. Cash and cash equivalents consist basically of bank deposits and highly liquid investments. These investments are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

g. The balance in the Bank's receivables portfolio is represented by amounts actually given to borrowers, plus uncollected earned interest. The preventive allowance for credit risks is presented net of the portfolio balances.

h. **WALMEX** recognizes bad debt reserves at the time the legal collection process begins in conformity with its internal procedures.

i. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date, not in excess of market value.

The buying allowances are charged to operations based on the turnover of inventories that gave rise to them.

j. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method in conformity with accounting Bulletin B-10.

The Company's property and equipment at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1st, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

Fixed asset depreciation is computed using the straight-line method, at annual rates ranging from 3% to 33%.

k. The Company classifies its operating and capital leases for the rental of property following the guidelines established in accounting Bulletin D-5.

l. In conformity with accounting Bulletin C-15, the Company determines impairment in the value of its long-lived assets using the present value method, considering each of the Company's stores or restaurants as a minimum cash generating unit to determine the value in use of its long-lived assets.

m. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos at the prevailing exchange rate as of the balance sheet date. Exchange differences determined are charged or credited to income.

n. Liabilities for traditional deposits of the Bank are comprised of demand deposits in debit card accounts. These liabilities are recorded at either deposit or placement cost, plus accrued interest.

o. Liability provisions are recognized whenever the Company has current obligations derived from past events that can be reasonably estimated and that will most likely give rise to a future cash disbursement for their settlement.

p. Deferred income tax is determined using the asset and liability method. Under this method, deferred income tax is recognized on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled, in conformity with accounting Bulletin D-4.

Current year employee profit sharing is expensed as incurred and represents a liability due and payable in a period of less than one year.

q. Seniority premiums accruing to employees under the Mexican Labor Law and termination payments made at the end of employment, except when resulting from corporate restructuring, are recognized as a cost of the years in which services are rendered, based on actuarial computations made by an independent expert, using the projected unit-credit method, in conformity with accounting Bulletin D-3.

All other payments accruing to employees or their beneficiaries in the event of separation or death, in terms of the Mexican Labor Law, are expensed as incurred.

r. In conformity with the Mexican Corporations Act, the Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock.

s. The most important inflation accounting concepts and procedures are described below:

The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

The net monetary position result is determined by applying the NCPI to net monetary assets and liabilities during the period.

t. The employee stock option plan fund is comprised of **WALMEX** shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

u. The premium on the sale of shares represents the difference between the cost of the shares, restated based on the NCPI, and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

v. Comprehensive income consists of the current year net income plus the current year restatement.

w. Sales revenues are recognized at the time the customer takes possession of the products, in conformity with International Accounting Standards No. 18, issued by the International Accounting Standards Committee, applied on a suppletory basis.

Sam's Club membership revenues are deferred over the twelve-month term of the membership, in conformity with the requirements of Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, issued by the U.S. Securities and Exchange Commission, applied on a suppletory basis. Such revenues are presented in the other income caption in the statement of income.

The Bank's interest income is recognized in the other income caption in the statement of income.

x. Segment financial information has been prepared using the management approach established in accounting Bulletin B-5.

NOTE 3
ACCOUNTS RECEIVABLE - NET:

An analysis of accounts receivable at December 31, 2007 and 2006 is as follows:

				December 31
		2007		2006
Trade and other debtors	Ps.	3,038,922	Ps.	2,248,196
Recoverable taxes		1,905,647		1,972,015
Allowances for bad debts		(244,332)		(261,760)
Total	Ps.	4,700,237	Ps.	3,958,451

PROPERTY AND EQUIPMENT - NET:

An analysis of this caption is as follows:

		December 31 2007		2006
Investments subject to depreciation:				
Buildings	Ps.	25,426,052	Ps.	23,159,304
Facilities and leasehold improvements		17,999,691		14,956,377
		43,425,743		38,115,681
Less:				
Accumulated depreciation		(11,864,717)		(10,628,226)
		31,561,026		27,487,455
Fixtures and equipment		25,165,660		22,000,699
Less:				
Accumulated depreciation		(12,197,804)		(10,855,358)
		12,967,856		11,145,341
Capital leases:				
Property		3,427,307		2,926,620
Fixtures and equipment		992,735		819,498
		4,420,042		3,746,118
Less:				
Accumulated depreciation		(1,128,301)		(1,045,297)
		3,291,741		2,700,821
Investments subject to depreciation – net	Ps.	47,820,623	Ps.	41,333,617
Investments not subject to depreciation:				
Land	Ps.	21,961,456	Ps.	20,826,808
Construction in progress		1,739,919		1,599,616
Investments not subject to depreciation	Ps.	23,701,375	Ps.	22,426,424
Total	Ps.	71,521,998	Ps.	63,760,041

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

	Thousands of U.S. dollars December 31	
	2007	2006
Current assets	$ 111,962	$ 138,782
Current liabilities	$ 208,733	$ 179,865

During the years ended December 31, 2007 and 2006, the Company had the following U.S. dollar denominated transactions (excluding property and equipment):

	Thousands of U.S. dollars December 31	
	2007	2006
Imported merchandise for sale	$ 1,148,411	$ 1,017,854
Technical assistance, services and royalties	$ 117,264	$ 102,554

The exchange rate at December 31, 2007, used to translate U.S. dollar denominated balances was Ps. 10.9088 (Ps. 10.8188 at December 31, 2006) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 10.9177 per U.S. dollar.

NOTE 6
RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	December 31	
	2007	2006
Accounts payable to suppliers:		
CMA – USA., LLC (affiliated company)	Ps. 784,902	Ps. 912,816
Other accounts payable:		
Wal-Mart Stores, Inc. (holding company)	Ps. 312,458	Ps. 288,674

During the years ended December 31, 2007 and 2006, the Company carried out the following transactions with related parties under similar-to-market conditions:

	December 31	
	2007	2006
Imported merchandise for sale	Ps. 4,812,824	Ps. 4,703,245
Technical assistance, services and royalties	Ps. 1,226,543	Ps. 1,130,093

During the year ended December 31, 2007, the Company paid its primary officers salaries aggregating Ps. 211,053 (Ps. 188,189 in 2006). Such compensation is primarily comprised of direct short-term benefits as defined in accounting Bulletin D-3.

An analysis of other accounts payable at December 31, 2007 and 2006 is as follows:

		December 31
	2007	2006
Accrued liabilities and others	Ps. 5,362,633	Ps. 5,211,099
Taxes payable	1,424,074	491,469
Total	Ps. 6,786,707	Ps. 5,702,568

NOTE 8
COMMITMENTS:

At December 31, 2007, the Company entered into commitments for the purchase of inventory, property and equipment and maintenance services for Ps. 4,675,188 (Ps. 5,568,466 in 2006).

NOTE 9
LEASES:

The Company has entered into operating leases with third parties for compulsory terms ranging from 2 to 15 years. Rent paid under capital leases may either be fixed or variable, determined based on a percentage of sales.

The Company has entered into capital leases for the rental of real estate. Such leases are recorded at the lesser of either the present value of minimum rental payments or the market value of the property under lease and are amortized over the useful life of each property (up to 33 years).

The Company has also entered into capital leases for the rental of residual water treatment plants used to meet environmental protection standards. The term of payment ranges from 4.5 years to 7 years.

Future rental payments are as follows:

Year	Operating Lease (Compulsory term)	Capital Lease (Minimum payments)
2008	Ps. 155,314	Ps. 215,481
2009	Ps. 117,225	Ps. 392,875
2010	Ps. 94,989	Ps. 157,961
2011	Ps. 90,296	Ps. 165,144
2012	Ps. 86,199	Ps. 169,758
2013 and thereafter	Ps. 374,088	Ps. 1,936,880

The total amount of operating leases charged to results of operations for the years ended December 31, 2007 and 2006 was Ps. 1,593,026 and Ps. 1,451,898, respectively.

INCOME TAX:

The Company and its subsidiaries, except for the Bank, have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Current year income tax	Ps. 6,140,437	Ps. 4,112,010
Deferred income tax	(498,394)	1,158,133
Subtotal	5,642,043	5,270,143
Monetary position (gain) on initial effect and nonmonetary items loss of deferred income tax - net	36,208	(36,357)
Total	Ps. 5,678,251	Ps. 5,233,786

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2007	2006
Property and equipment	Ps. 5,183,075	Ps. 4,992,731
Inventories	1,286,101	1,978,778
Recoverable asset tax	(323,898)	(373,624)
Other items – net	(699,230)	(668,257)
Total	Ps. 5,446,048	Ps. 5,929,628

Under the Mexican Income Tax Law, the corporate income tax rate is 28% in 2007 (29% in 2006). The effective tax rate is similar to the statutory rate.

On October 1st, 2007 the new Flat Rate Business Tax (IETU Law) was published in the Official Gazette. The new law came into force as of January 1st, 2008 and annulled the Asset Tax Law.

Based on its tax forecast, the Company will continue generating income tax in subsequent years.

The Company's 2007 income tax includes the partial taxation of the inventory held at December 31, 2004, since the Company opted to consider as taxable such inventories over a number of years, so as to deduct cost of sales. The last year of taxation of the inventories will be 2012.

At December 31, 2007, the Bank has tax losses of Ps. 231,190 which, in conformity with the current Mexican Income Tax Law may be carried forward against taxable earnings generated through 2017.

As a result of related changes to Mexican Tax Law, the Company's recoverable asset tax at December 31, 2007 may be recovered through 2017.

RETIREMENT LABOR OBLIGATIONS:

The Company has set up a defined benefits trust fund to cover seniority premiums accruing to employees to which workers make no contributions, also recognizes the liability for employee termination payments. Both these obligation are computed using the projected unit credit method.

An analysis of assets, liabilities and costs related to seniority premiums as of December 31, 2007 and 2006 is as follows:

		2007		2006
Vested benefit obligation	Ps.	174,871	Ps.	151,218
Current benefit obligation	Ps.	342,273	Ps.	294,951
Projected benefit obligation	Ps.	347,421	Ps.	298,380
Plan assets		(319,792)		(279,399)
Variances in assumptions and experience adjustments		(3,009)		6,349
Net projected liability	Ps.	24,620	Ps.	25,330
Labor cost	Ps.	46,375	Ps.	39,003
Financing cost		13,405		12,335
Return on plan assets		(12,510)		(11,594)
Amortization		144		(9)
Net period cost	Ps.	47,414	Ps.	39,735
Benefits paid	Ps.	18,365	Ps.	17,456
Fund contributions	Ps.	49,017	Ps.	41,186
Amortization period of variances assumptions and experience adjustments (years)		20.6		20.5
Discount rate for labor obligations		4.8%		5.0%
Annual increase in salaries		1.0%		1.0%
Return on plan assets		4.8%		5.0%

For the years ended December 31, 2007 and 2006, the Company's liabilities and costs arising from employee terminations payments, other than restructuring, is as follows:

		2007		2006
Current benefit obligation	Ps.	96,677	Ps.	41,068
Projected benefit obligation	Ps.	99,378	Ps.	42,600
Labor cost	Ps.	7,040		-
Financial cost		3,842	Ps.	1,840
Amortization		41,689		40,760
Net period cost	Ps.	52,571	Ps.	42,600
Discount rate for labor obligations		4.8%		5.0%
Annual increase in salaries		1.0%		1.0%

SHAREHOLDERS' EQUITY:

a. The agreements adopted and amounts approved at general stockholders' meetings held on March 6, 2007 and February 28, 2006 are as follows:

Agreements		2007		2006
1. Approval of the maximum amount the Company will use to repurchase its own shares (nominal)	Ps.	8,000,000	Ps.	8,000,000
2. Cancellation of Series "V" shares from the repurchase of shares		158,368,900		201,523,800
3. Increase in the legal reserve, charged to retained earnings (nominal)	Ps.	434,632	Ps.	368,124
4. A declared dividend, for which shareholders may receive payment either in cash or in Company shares at an exchange factor determined based on both the closing market price of the Company's shares on March 28, 2007 (March 22, 2006) and cash dividend nominal.	Ps.	0.51	Ps.	0.38
Date of dividend payment		April 20		April 7
5. Increase in the variable portion of capital stock (nominal) for up to:	Ps.	4,369,383	Ps.	3,285,448
Such increase will be covered by issuing a maximum of common ordinary shares to be used solely for payment of the stock dividend so far:		109,234,586		164,272,409

Those shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend, expired on April 17, 2007 (April 6, 2006). An analysis of this caption is as follows:

		2007		200
Number of shares Series "V" delivered to shareholders		44,921,618		79,871,19
Amount of the shares delivered to shareholders (nominal)	Ps.	2,047,527	Ps.	2,429,68
Number of canceled shares		64,312,968		84,401,21
Decrease in capital stock due to the cancellation of unsubscribed shares (nominal)	Ps.	2,321,856	Ps.	855,76

Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 1,631,224 in 2007 and Ps. 1,375,601 in 2006 (nominal).

At a meeting held on February 9, 2006, the Board of Directors agreed to perform a 2-to-1 split, whereby shareholders received two new shares for each prior outstanding share. As a result, the Company's capital stock was represented by 8,645,916,270 shares. The split was performed on February 16, 2006 upon delivery of the outstanding shares with coupon 43. The issue of these new shares has had no material effect on the Company's shareholders' equity.

At regular and extraordinary meetings held on November 14, 2006, the shareholders agreed to amend the Company's bylaws to adopt certain provisions contained in the new Mexican Stock Market Act that went into effect on June 28, 2006. Among other things, the new legislation specifies that the name Wal-Mart de Mexico must be followed by the tag "Sociedad Anonima Bursatil de Capital Variable" (Public Trade Variable Capital Corporation), or its abbreviation "S.A.B. de C.V."

b. The Company's capital stock is comprised of unlimited registered shares with no par value.

At December 31, 2007 and 2006, unrestated capital and the number of shares are as follows:

Capital Stock		2007		2006
Fixed	Ps.	1,631,224	Ps.	1,375,601
Variable		11,270,607		9,689,587
Total	Ps.	12,901,831	Ps.	11,065,188

Number of freely subscribed common series "V" shares		
Fixed (class 1)	1,071,307,452	1,065,699,229
Variable (class 2)	7,401,977,734	7,506,669,339
Total	8,473,285,186	8,572,368,568

Capital stock at December 31, 2007 and 2006 includes capitalized earnings of Ps. 9,757,420 (nominal) and Ps. 7,709,893 (nominal), respectively, and Ps. 899,636 (nominal) in both years in capitalized restatement accounts.

During the year ended December 31, 2007, **WALMEX** repurchased 144,005,000 (153,418,900 in 2006) of its own shares, of which 4,950,000 were canceled as per the resolution adopted at the shareholders' meeting of March 6, 2007. As a result of the share repurchases, historical capital stock was reduced by Ps. 210,884 (Ps. 190,191 in 2006). The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied against retained earnings.

c. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

At December 31, 2007 and 2006, the total balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 58,822,330 and Ps. 50,296,207, respectively.

d. The employee stock option plan fund consists of 129,544,739 **WALMEX** shares, of which 119,470,301 shares have been placed in a trust created for such purpose. All employee stock options are granted to executives of subsidiary companies at a value that is not less than the market value on the date of grant.

In accordance with current policies, Company executives may exercise their option to acquire the shares in equal parts over five years. The right to exercise an employee stock option expires in a period of ten years from the date the option is granted, or within sixty days following the executive's retirement from the Company.

The compensation derived from stock option of shares is determined using the Black-Scholes financial valuation technique, according to market conditions at the grant date, in conformity with the guidelines of International Financial Reporting Standards 2, issued by the International Accounting Standards Board, applied on a supplementary basis. The amount charged to results of operations for this item aggregates Ps. 35,635 in 2007, which represents no cash disbursement.

An analysis of movements in the Company's employee stock option plan is as follows:

	Number of shares	Weighted average price per shar (nominal pesos
Balance at December 31, 2005	120,441,972	15.1
Granted	24,257,286	28.8
Exercised	(17,503,017)	13.4
Canceled	(1,931,966)	20.9
Balance at December 31, 2006	125,264,275	17.9
Granted	19,490,736	43.0
Exercised	(14,765,841)	15.2
Canceled	(5,831,632)	22.8
Balance at December 31, 2007	124,157,538	22.0

Shares available for option grant:	
December 31, 2007	5,387,201
December 31, 2006	1,796,308

At December 31, 2007, the employee stock options granted and exercisable and included in the employee stock option plan fund is as follows:

	Granted			Exercisable	
Range of exercise price (nominal pesos)	Number of shares	Weighted average remaining (life in years)	Weighted average price per share (nominal pesos)	Number of shares	Weighted average price per share (nominal pesos)
9.96 – 11.41	10,074,438	3.0	11.10	10,074,438	11.10
10.73 – 12.64	10,995,733	4.2	12.53	10,995,733	12.53
11.55 – 13.75	17,758,314	5.2	12.54	12,736,633	12.54
16.90 – 18.18	21,169,251	6.2	16.93	10,840,273	16.95
19.80	24,004,165	7.2	19.80	8,205,876	19.80
28.79 – 30.03	21,367,462	8.2	28.80	3,517,706	28.81
43.09	18,788,175	9.2	43.09	-	-
	124,157,538	6.6	22.00	56,370,659	15.20

NOTE 13
COMPREHENSIVE FINANCING RESULT:

For the years ended December 31, 2007 and 2006, an analysis of the Company's comprehensive financing result is as follows:

	2007	2006
Financial income - net	Ps. 817,611	Ps. 877,231
Exchange gain	13,375	43,747
Net monetary position gain	664,285	538,453
Total	Ps. 1,495,271	Ps. 1,459,431

The Company's segment information was prepared based on a managerial approach and the criteria established in accounting Bulletin B-5. The "Others" segment consists of department stores, restaurants, real estate transactions with third parties and financial services.

An analysis of segment information at December 31, 2007 and 2006 is as follows:

Segment	Total revenues				Operating income			
		2007		2006		2007		2006
Self service	Ps.	209,652,627	Ps.	190,758,917	Ps.	16,257,811	Ps.	13,722,374
Other		15,323,754		15,693,578		2,413,066		3,001,119
Consolidated	Ps.	224,976,381	Ps.	206,452,495	Ps.	18,670,877	Ps.	16,723,493

Segment	Purchase of property and equipment				Depreciation			
		2007		2006		2007		2006
Self service	Ps.	8,620,023	Ps.	7,979,710	Ps.	3,141,578	Ps.	2,901,281
Other		2,641,845		1,441,718		585,783		522,852
Consolidated	Ps.	11,261,868	Ps.	9,421,428	Ps.	3,727,361	Ps.	3,424,133

Segment	Total assets				Current liabilities			
		2007		2006		2007		2006
Self service	Ps.	87,887,201	Ps.	83,471,316	Ps.	28,305,039	Ps.	29,690,435
Other		13,623,834		12,353,880		2,047,228		2,249,997
Unassignable items		5,233,337		6,753,973		1,815,436		599,189
Consolidated	Ps.	106,744,372	Ps.	102,579,169	Ps.	32,167,703	Ps.	32,539,621

Unassignable items refer primarily to reserve land, cash and cash equivalents of the parent and real estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 15
NEW ACCOUNTING PRONOUNCEMENTS:

During 2007, the CINIF published Mexican FRS B-10, Effects of Inflation; Mexican FRS D-3, Employee Benefits; Mexican FRS D-4, Income Tax; Mexican FRS B-2, Statements of Cash Flow; and Mexican FRS B-15, Foreign Currency Translation all of which are effective as of the fiscal years beginning as of January 1st, 2008. The application of these new Mexican FRS will have no material effects on the Company's financial statements, except Mexican FRS B-10 which, in accordance with the inflation forecasts, the comprehensive effects of inflation will cease to be recorginzed in the financial information as of 2008.

NOTE 16
APPROVAL OF FINANCIAL STATEMENTS:

The accompanying financial statements and these notes at December 31, 2007 and 2006, were approved by the Company's Board Directors at a meeting held on February 7, 2008.

Investor Information

Wal-Mart de Mexico with its sponsored level 1 ADR program that has Bank of New York as depositary bank is one of the three first international issuers to trade in **"International OTCQX Market Tier"** launched by Pink Sheets on March 5, 2007 (www.otcqx.com).

The "International OTCQX Market Tier" recognizes the companies that have ADRs trading in the Over the Counter market in the U.S., who distinguished themselves by providing credible information to investors, and meet the financial qualifications of the NYSE listing standards. Among the main benefits is the electronic quotation and trading system, and an online financial information system.

LISTING

INVESTOR RELATIONS CONTACTS

CORPORATE AFFAIRS

ADR SPONSORED PROGRAM

TICKER SYMBOLS

MEXICAN STOCK EXCHANGE

ADR SPONSORED PROGRAM

INTERNATIONAL OTCQX MARKET TIER

BLOOMBERG

REUTERS

www.walmartmexico.com.mx

EMPRESA SOCIALMENTE RESPONSABLE

SIETE AÑOS

COTIZA EN BOLSA MEXICANA DE VALORES

WALMEX



WAL-MART de Mexico

Home Office
Blvd. Manuel Avila Camacho 647
Delegacion Miguel Hidalgo
11220 Mexico, D.F.
Telephone (52) 55 5283 0100

www.walmartmexico.com.mx


WAL*MART
Suburbia

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL*MART México

FILE N°
82-4609

WAL-MART DE MEXICO TO INVEST $12.5 BILLION PESOS AND CREATE 21,000 NEW JOBS THROUGHOUT 2008

- **205 new units** to be built, including **60** of which are a smaller prototype of **Bodega Aurrera**
- Installed capacity increases by **12.6%**

Mexico City, Feb. 12, 2008

Wal-Mart de México, S.A.B. de C.V. (WALMEX) will create 21,000 new permanent jobs throughout 2008, with an investment plan of **$12.5 billion pesos** and the grand opening of a total of **205 new units,** including Wal-Mart Supercenter, Superama and Bodega Aurrera self-service units; Sam's Club; Suburbia apparel stores; Vips and El Porton restaurants and a recently-created, smaller-sized prototype for Bodega Aurrera.

The 2008 investment plan for the formats and traditional prototypes considers the opening of a total of **145 business units** distributed by number and type as follows:

79 **Bodega Aurrera**
17 **Wal-Mart Supercenters**
5 **Sam's Clubs**
6 **Superama**
8 **Suburbia**
30 **Restaurants**

With these units, the growth in installed capacity will be some **12%.**

Moreover, **60 units** of the new prototype for Bodega Aurrera, -known as **Mi Bodega Express**- for the first time combines the concept of a discount store with that of a convenience one to meet daily, basic needs in groceries, fresh and consumables. With this we have the capacity to take Bodega Aurrera prices to more Mexican families.

When adding these 60 units to the 145 units of existing formats and prototypes, the total number of openings will be **205**, with an increase in installed capacity of **12.6%.**

In addition, **Banco Wal-Mart** will open **53 MACS** (Customer and Member Service Modules), within an equal number of stores belonging to our Company.

ESR EMPRESA SOCIALMENTE RESPONSABLE

RELACIÓN CON INVERSIONISTAS:
Mariana Rodriguez de Garcia
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

ASUNTOS CORPORATIVOS:
Raúl Argüelles Díaz González
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México


Suburbia

Eduardo Solorzano, President and Chief Executive Officer for Wal-Mart de Mexico, stated: "The investment program for 2008 is a tribute to the long-term commitment we have with Mexico. Growth in 2008 –both in terms of amount as well as the diversity of its formats and prototypes- will allow us to provide more Mexican families with a wide range of merchandise at Every Day Low Prices, thereby contributing to improve their quality of life. What is more, our investment translates to permanent jobs that -thanks to the training and the leadership we provide- enrich the quality of our human resources in Mexico."

It should be noted that the investment of 12.5 billion pesos is 11% greater than that of 2007, whereas the jobs to be created throughout will be 33.5% more than the 15,728 jobs generated last year.

"Within the field of social responsibility, we will continue with our sustainability initiative, focusing on the fields of energy, water, wastes and products to protect the environment for generations to come. With the incorporation of hundreds of thousands of our associates involved in volunteer activities, our aim is to continue improving the quality of life of our communities," said Solorzano.

Company Description

WALMEX is a retail company that trades on the Mexican Stock Exchange since 1977. It currently operates 1,031 units.

- 315 Bodega Aurrera units
- 83 Sam's Clubs
- 137 Wal-Mart Supercenter stores
- 64 Superama supermarkets
- 76 Suburbia apparel stores
- 356 Restaurants, including franchises

Ticker Symbols

Mexican Stock Exchange	Bloomberg:	Reuters:	ADRs:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Websites

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx


WAL*MART
Suburbia

WAL*MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL-MART DE MEXICO REPORTS FEBRUARY 2008 SALES

FREE TRANSLATION, NOT TO THE LETTER

FILE N° 82-4609

Mexico City, March 7, 2008

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of February 2008, sales were **$17,283 million pesos**. This figure represents a **15.0%** increase over sales reported the same month last year. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **8.4%** compared to the same month of 2007.

Sales Growth	**February**		**January – February**	
	2008	**2007**	**2008**	**2007**
Total Units (%)	**15.0**	18.4	**12.5**	18.1
Comparable Units (%)	**8.4**	10.0	**6.0**	9.8

Considering the **four-week period** from **February 2 to 29, 2008** that compares with the four-week period ending March 2, 2007 as well as the **eight-week period** from **January 5 to February 29, 2008** and that compares with the eight-week period that ended March 2, 2007 sales growth was as follows:

Sales Growth	**4 weeks**		**8 weeks**	
	2008	**2007**	**2008**	**2007**
Total Units (%)	**10.6**	18.4	**12.3**	19.1
Comparable Units (%)	**4.3**	10.0	**5.7**	10.6

Comment on monthly sales:

Costumer count in comparable stores registered a 7.8% increase during the month of February, while average ticket increased 0.6% compared to the same month of 2007.

Openings during the month of February:

- **One Bodega Aurrera:** in the city of Zapotlanejo, Jalisco.
- **One Supercenter:** in the city of Merida, Yucatan.
- **One Restaurant:** in Mexico City.

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México


WAL·MART
SUPERCENTER
Suburbia

Corporate Social Responsibility:

As part of Wal-Mart de Mexico Sustainability program, in 2007 we achieved energy savings of 25 millions of kilowatts/hour equivalent to the monthly consumption of 165,562 homes.

Also, on February 13, at our Annual Meeting with commercial partners, Wal-Mart de Mexico recognized 3M and Hongos Rioxal, a SME from the state of Veracruz who dedicates to the crop and canned of mushrooms, as Suppliers of the Year 2007 for their high standards of fulfillment, innovation and service. More than 1,000 suppliers attended the meeting, and 14 more companies were recognized for their service to our different business formats, logistics and global procurement.

Repurchase of Shares:

During the year we have invested **$650** million pesos, equivalent to **$60** million dollars in the repurchase of **17,093,400** Company shares.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **1,032** units, broken down as follows:

316	Bodegas Aurrera
83	Sam's Clubs
137	Wal-Mart Supercenters
64	Superamas
76	Suburbias
356	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

ESR EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodríguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México


WAL★MART
SUPERCENTER
Suburbia

WAL★MART México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL-MART DE MEXICO INFORMS ON THE RESOLUTIONS REACHED AT ITS ANNUAL SHAREHOLDERS' MEETING

FILE N° 82-4609

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, March 12, 2008

Wal-Mart de Mexico, S.A.B. de C.V. held its Annual Shareholders' Meeting today, in Mexico City. The main resolutions that were adopted are:

Dividend Payment:

Shareholders approved a dividend that at shareholders choice will be paid in cash, $0.59 pesos per share, or in stock. The number of new shares that would be given to the shareholders that opt for the dividend payment in stock would be based on the closing price for the Walmex shares at the Mexican Stock Exchange on April 2, 2008. Shareholders will have until April 15, 2008 to decide if they wish to receive the payment in shares. Those who do not inform their choice will receive cash. Dividend will be paid on April 18, 2008.

Board of Directors:

Wal-Mart de Mexico's Board of Directors ratified Mr. Ernesto Vega as Chairman of the Board of Directors of Wal-Mart de Mexico, S.A.B. de C.V., and Eduardo Solorzano as President and CEO, and Blanca Treviño was ratified as Chairman for the Audit Committee and for the Corporate Practices Committee.

Leslie Dach was appointed to the Board of Directors of the Company.
Leslie Dach is Executive Vice President, Corporate Affairs and Government Relations Wal-Mart Stores, Inc. He has a master's degree in public administration from Harvard University. He serves on the Board of Directors of the World Resources Institute.

Results for 2007:

The Company's shareholders approved the financial information for the year 2007 as it had been previously presented through The Mexican Stock Exchange on February 7. The approval was preceded by a favorable report by the Audit Committee, which is totally integrated by independent Directors, as well as favorable report by the external auditors.

Repurchase of Shares:

Shareholders approved an amount of $8,000,000,000.00 pesos as the maximum amount that the Company may use in Repurchase of Shares during 2008. Shareholders approved to cancel 152,018,400 shares from the share repurchase program that were considered as treasury stock.

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL★MART México


WAL·MART
Suburbia

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL*MART México

FILE N° 82-4609

The Wal-Mart de Mexico Foundation:

Shareholders were informed on the activities of the Wal-Mart de Mexico Foundation. Said foundation channeled donations for more than 334 million pesos, benefiting 2,032 thousand people; 32,335 associates worked as volunteers in several communitary projects such as planting trees; cleaning up beaches, parks and gardens; painting and performing maintenance duties in schools, homes for the elderly, orphanages and hospitals: building backyard gardens and farms: coordinating recycling activities, to name just a few.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **1,032** units, broken down as follows:

316	Bodegas Aurrera
83	Sam's Clubs
137	Wal-Mart Supercenters
64	Superamas
76	Suburbias
356	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

**WAL-MART DE MEXICO, S.A.B. DE C.V.
AND SUBSIDIARIES**

Consolidated Financial Statements

Years ended December 31, 2007 and 2006
with Report of Independent Auditors

FILE N°
82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2007 and 2006

Contents

ERNST & YOUNG

■ MANCERA, S.C.
Antara Polanco
Av. Ejército Nacional 843-B
Col. Granada, 11520 México, D.F.

■ Tel. 5283 1300
Fax. 5283 1392

FILE Nº
82-4609

REPORT OF INDEPENDENT AUDITORS

To Shareholders of
Wal-Mart de Mexico, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican financial reporting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with Mexican financial reporting standards.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Felizardo Gastelum

Mexico City, January 29, 2008; Note 16 referring to final approval of financial statements is dated February 7, 2008.

FILE Nº 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2007

	December 31 2007	December 31 2006
Assets		
Current assets:		
Cash and cash equivalents	Ps. 8,983,817	Ps. 15,548,406
Accounts receivable - net (Note 3)	4,700,237	3,958,451
Inventories - net	20,883,131	18,736,634
Prepaid expenses	655,189	575,637
Total current assets	35,222,374	38,819,128
Property and equipment - net (Note 4)	71,521,998	63,760,041
Total assets	Ps. 106,744,372	Ps. 102,579,169
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable to suppliers (Note 6)	Ps. 25,380,996	Ps. 26,837,053
Other accounts payable (Notes 6 and 7)	6,786,707	5,702,568
Total current liabilities	32,167,703	32,539,621
Long-term other liabilities (Note 9)	2,822,618	2,309,408
Deferred income tax (Note 10)	5,446,048	5,929,628
Retirement labor obligation (Note 11)	123,998	67,930
Total liabilities	40,560,367	40,846,587
Shareholders' equity (Note 12):		
Capital stock	22,105,239	20,367,261
Legal reserve	4,068,913	3,622,478
Retained earnings	53,313,827	49,775,672
Accumulated result of restatement	(12,515,273)	(11,770,373)
Premium on sale of shares	2,302,669	2,331,940
Employee stock option plan fund	(3,091,370)	(2,594,396)
Total shareholders' equity	66,184,005	61,732,582
Total liabilities and shareholders' equity	Ps. 106,744,372	Ps. 102,579,169

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2007

	Year ended December 31	
	2007	2006
Net sales	Ps. 224,172,613	Ps. 205,697,920
Other income	803,768	754,575
Total revenues	224,976,381	206,452,495
Cost of sales	(176,267,005)	(161,885,943)
Gross profit	48,709,376	44,566,552
General expenses	(30,038,499)	(27,843,059)
Operating income	18,670,877	16,723,493
Other expenses - net	(258,891)	(57,426)
Comprehensive financing result (Note 13)	1,495,271	1,459,431
Income before income tax	19,907,257	18,125,498
Income tax (Note 10)	(5,678,251)	(5,233,786)
Net income	Ps. 14,229,006	Ps. 12,891,712
Earnings per share (in pesos)	Ps. 1.666	Ps. 1.492

The accompanying notes are an integral part of these financial statements.

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Notes 1, 2 and 12)

Thousands of Mexican pesos with purchasing power at December 31, 2007

	Capital stock	Legal reserve	Retained earnings	Accumulated result of restatement	Premium on sale of shares	Employee stock option plan fund	Total
Balances at December 31, 2005	Ps. 18,126,881	Ps. 3,227,941	Ps. 45,548,336	Ps. (11,111,816)	Ps. 2,341,251	Ps. (2,207,557)	Ps. 55,925,036
Movements in employee stock option plan fund					(9,311)	(386,839)	(396,150)
Increase in legal reserve		394,537	(394,537)				-
Repurchase of shares	(356,350)		(4,815,938)				(5,172,288)
Dividends capitalized and paid	2,596,730		(3,453,901)	9,585			(847,586)
Comprehensive income			12,891,712	(668,142)			12,223,570
Balances at December 31, 2006	20,367,261	3,622,478	49,775,672	(11,770,373)	2,331,940	(2,594,396)	61,732,582
Movements in employee stock option plan fund					(29,271)	(496,974)	(526,245)
Increase in legal reserve		446,435	(446,435)				-
Repurchase of shares	(366,424)		(5,844,245)				(6,210,669)
Dividends capitalized and paid	2,104,402		(4,400,171)	(2,099)			(2,297,868)
Comprehensive income			14,229,006	(742,801)			13,486,205
Balances at December 31, 2007	Ps. 22,105,239	Ps. 4,068,913	Ps. 53,313,827	Ps. (12,515,273)	Ps. 2,302,669	Ps. (3,091,370)	Ps. 66,184,005

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2007

	Year ended December 31	
	2007	**2006**
Operating activities		
Net income	Ps. 14,229,006	Ps. 12,891,712
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	3,727,361	3,424,133
Retirement labor obligation	99,985	82,335
Deferred income tax	(494,850)	1,093,936
	17,561,502	17,492,116
Changes in:		
Accounts receivable	(741,786)	(1,120,255)
Inventories	(2,879,766)	(4,199,238)
Prepaid expenses	(79,552)	(41,895)
Accounts payable to suppliers	(1,456,057)	4,780,821
Other accounts payable	1,095,409	(1,299,750)
Retirement labor obligation	(49,017)	(41,186)
Resources provided by operating activities	13,450,733	15,570,613
Financing activities		
Long-term other liabilities	513,210	620,390
Repurchase of shares	(6,210,669)	(5,172,288)
Payment of dividends	(2,297,868)	(847,586)
Resources used in financing activities	(7,995,327)	(5,399,484)
Investing activities		
Purchase of property and equipment	(11,261,868)	(9,421,428)
Sale and retirement of property and equipment	334,654	473,185
Property under capital lease	(566,536)	(566,984)
Employee stock option plan - net	(526,245)	(396,150)
Resources used in investing activities	(12,019,995)	(9,911,377)
(Decrease) increase in cash and cash equivalents	(6,564,589)	259,752
Cash and cash equivalents at beginning of year	15,548,406	15,288,654
Cash and cash equivalents at end of year	Ps 8,983,817	Ps. 15,548,406

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2007 AND 2006

Thousands of Mexican pesos with purchasing power at December 31, 2007, unless otherwise indicated

NOTE 1 - DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A.B. de C.V. (**WALMEX** or "the Company") is a company incorporated under the laws of Mexico and listed on the Mexican Stock Exchange, whose principal shareholder is Wal-Mart Stores, Inc., a U.S. corporation, through Intersalt, S. de R.L. de C.V., a Mexican company.

WALMEX has a 99.9% equity interest in the following groups of companies:

Group	Line of Business
Nueva Wal-Mart	Operation of 313 (258 in 2006) Bodega Aurrera, discount stores, 83 (77 in 2006) Sam's Club membership self-service wholesale stores, 136 (118 in 2006) Wal-Mart Supercenter hypermarkets and 64 (60 in 2006) Superama supermarkets.
Suburbia	Operation of 76 (62 in 2006) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 256 (239 in 2006) Vips restaurants serving international cuisine, 92 (72 in 2006) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Comercializadora Mexico Americana	Import of goods for sale.
Real estate	Real estate developments and management of real estate companies.
Services companies	Providing of professional services to companies in the Group, not-for-profit services to the community at large and shareholding.
Banco Wal-Mart de Mexico Adelante	Rendering of full-service banking services.

On October 1st, 2007, the Mexican National Banking and Securities Commission (CNBV) authorized **WALMEX** to operate Banco Wal-Mart de Mexico Adelante, S.A., Institucion de Banca Multiple (Bank) that opened its doors to the general public on November 7, 2007.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies and practices observed by the Company in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (Mexican FRS) are described below. Mexican FRS are understood to encompass the new standards issued by the Mexican Financial Reporting Standards Research and Development Board (CINIF) and the bulletins issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that have not been modified, replaced or abolished by Mexican FRS and that were transferred to the CINIF. As such, any of the documents comprising Mexican FRS will hereinafter be referred to by their original name or rather, either as "Mexican FRS" or as "accounting Bulletin", as the case may be.

a. The accompanying consolidated financial statements include the statements of **WALMEX** and those of its subsidiaries, which are grouped as described in Note 1. All related party balances and transactions were eliminated in the consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10.

c. In order to provide a better understanding of the Company's business performance, the consolidated statements of income were prepared on a functional basis, which allows for the disclosure of the cost of sales separately from other costs and expenses and of operating income as well, as established under Mexican FRS B-3, *Statements of Income*, in force as of January 1st, 2007.

d. The Bank's financial statements, which are included in the Company's consolidated financial statements, were prepared based both on the accounting criteria established by CNBV, as issued as part of the General Provisions for Credit Institutions, and on the Mexican FRS issued by the CINIF. At date, there are no differences between these two sets of standards.

e. The preparation of financial statements in conformity with the Mexican FRS requires the use of estimates in some items. Actual results might differ from these estimates.

f. Cash and cash equivalents consist basically of bank deposits and highly liquid investments. These investments are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

g. The balance in the Bank's receivables portfolio is represented by amounts actually given to borrowers, plus uncollected earned interest. The preventive allowance for credit risks is presented net of the portfolio balances.

h. **WALMEX** recognizes bad debt reserves at the time the legal collection process begins in conformity with its internal procedures.

i. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date, not in excess of market value.

   The buying allowances are charged to operations based on the turnover of inventories that gave rise to them.

j. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method in conformity with accounting Bulletin B-10.

The Company's property and equipment at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1st, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

Fixed asset depreciation is computed using the straight-line method, at annual rates ranging from 3% to 33%.

k. The Company classifies its operating and capital leases for the rental of property following the guidelines established in accounting Bulletin D-5.

l. In conformity with accounting Bulletin C-15, the Company determines impairment in the value of its long-lived assets using the present value method, considering each of the Company's stores or restaurants as a minimum cash generating unit to determine the value in use of its long-lived assets.

m. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos at the prevailing exchange rate as of the balance sheet date. Exchange differences determined are charged or credited to income.

n. Liabilities for traditional deposits of the Bank are comprised of demand deposits in debit card accounts. These liabilities are recorded at either deposit or placement cost, plus accrued interest.

o. Liability provisions are recognized whenever the Company has current obligations derived from past events that can be reasonably estimated and that will most likely give rise to a future cash disbursement for their settlement.

p. Deferred income tax is determined using the asset and liability method. Under this method, deferred income tax is recognized on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled, in conformity with accounting Bulletin D-4.

Current year employee profit sharing is expensed as incurred and represents a liability due and payable in a period of less than one year.

q. Seniority premiums accruing to employees under the Mexican Labor Law and termination payments made at the end of employment, except when resulting from corporate restructuring, are recognized as a cost of the years in which services are rendered, based on actuarial computations made by an independent expert, using the projected unit-credit method, in conformity with accounting Bulletin D-3.

All other payments accruing to employees or their beneficiaries in the event of separation or death, in terms of the Mexican Labor Law, are expensed as incurred.

r. In conformity with the Mexican Corporations Act, the Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock.

s. The most important inflation accounting concepts and procedures are described below:

The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

The net monetary position result is determined by applying the NCPI to net monetary assets and liabilities during the period.

t. The employee stock option plan fund is comprised of **WALMEX** shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the Mexican National Banking and Securities Commission.

u. The premium on the sale of shares represents the difference between the cost of the shares, restated based on the NCPI, and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

v. Comprehensive income consists of the current year net income plus the current year restatement.

w. Sales revenues are recognized at the time the customer takes possession of the products, in conformity with International Accounting Standards No. 18, issued by the International Accounting Standards Committee, applied on a suppletory basis.

Sam's Club membership revenues are deferred over the twelve-month term of the membership, in conformity with the requirements of Staff Accounting Bulletin No. 104, *Revenue Recognition in Financial Statements,* issued by the U.S. Securities and Exchange Commission, applied on a suppletory basis. Such revenues are presented in the other income caption in the statement of income.

The Bank's interest income is recognized in the other income caption in the statement of income.

x. Segment financial information has been prepared using the management approach established in accounting Bulletin B-5.

NOTE 3 - ACCOUNTS RECEIVABLE - NET:

An analysis of accounts receivable at December 31, 2007 and 2006 is as follows:

	December 31	
	2007	2006
Trade and other debtors	Ps. 3,038,922	Ps. 2,248,196
Recoverable taxes	1,905,647	1,972,015
Allowances for bad debts	(244,332)	(261,760)
Total	Ps. 4,700,237	Ps. 3,958,451

NOTE 4 - PROPERTY AND EQUIPMENT - NET:

An analysis of this caption is as follows:

	December 31	
	2007	2006
Investments subject to depreciation:		
Buildings	Ps. 25,426,052	Ps. 23,159,304
Facilities and leasehold improvements	17,999,691	14,956,377
	43,425,743	38,115,681
Less:		
Accumulated depreciation	(11,864,717)	(10,628,226)
	31,561,026	27,487,455
Fixtures and equipment	25,165,660	22,000,699
Less:		
Accumulated depreciation	(12,197,804)	(10,855,358)
	12,967,856	11,145,341
Capital leases:		
Property	3,427,307	2,926,620
Fixtures and equipment	992,735	819,498
	4,420,042	3,746,118
Less:		
Accumulated depreciation	(1,128,301)	(1,045,297)
	3,291,741	2,700,821
Investments subject to depreciation - net	Ps. 47,820,623	Ps. 41,333,617

	December 31	
	2007	2006
Investments not subject to depreciation:		
Land	Ps. 21,961,456	Ps. 20,826,808
Construction in progress	1,739,919	1,599,616
Investments not subject to depreciation	Ps. 23,701,375	Ps. 22,426,424
T o t a l	Ps. 71,521,998	Ps. 63,760,041

NOTE 5 - FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

	December 31	
	2007	2006
	Thousands of U.S. dollars	
Current assets	$ 111,962	$ 138,782
Current liabilities	$ 208,733	$ 179,865

During the years ended December 31, 2007 and 2006, the Company had the following U.S. dollar denominated transactions (excluding property and equipment):

	December 31	
	2007	2006
	Thousands of U.S. dollars	
Imported merchandise for sale	$ 1,148,411	$ 1,017,854
Technical assistance, services and royalties	$ 117,264	$ 102,554

The exchange rate at December 31, 2007, used to translate U.S. dollar denominated balances was Ps. 10.9088 (Ps. 10.8188 at December 31, 2006) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 10.9177 per U.S. dollar.

NOTE 6 - RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	December 31	
	2007	2006
Accounts payable to suppliers:		
CMA - USA., LLC (affiliated company)	Ps. 784,902	Ps. 912,816
Other accounts payable:		
Wal-Mart Stores, Inc. (holding company)	Ps. 312,458	Ps. 288,674

During the years ended December 31, 2007 and 2006, the Company carried out the following transactions with related parties under similar-to-market conditions:

	December 31	
	2007	2006
Imported merchandise for sale	Ps. 4,812,824	Ps. 4,703,245
Technical assistance, services and royalties	Ps. 1,226,543	Ps. 1,130,093

During the year ended December 31, 2007, the Company paid its primary officers salaries aggregating Ps. 211,053 (Ps. 188,189 in 2006). Such compensation is primarily comprised of direct short-term benefits as defined in accounting Bulletin D-3.

NOTE 7 - OTHER ACCOUNTS PAYABLE:

An analysis of other accounts payable at December 31, 2007 and 2006 is as follows:

	December 31	
	2007	2006
Accrued liabilities and others	Ps. 5,362,633	Ps. 5,211,099
Taxes payable	1,424,074	491,469
Total	Ps. 6,786,707	Ps. 5,702,568

NOTE 8 - COMMITMENTS:

At December 31, 2007, the Company entered into commitments for the purchase of inventory, property and equipment and maintenance services for Ps. 4,675,188 (Ps. 5,568,466 in 2006).

NOTE 9 - LEASES:

The Company has entered into operating leases with third parties for compulsory terms ranging from 2 to 15 years. Rent paid under capital leases may either be fixed or variable, determined based on a percentage of sales.

The Company has entered into capital leases for the rental of real estate. Such leases are recorded at the lesser of either the present value of minimum rental payments or the market value of the property under lease and are amortized over the useful life of each property (up to 33 years).

The Company has also entered into capital leases for the rental of residual water treatment plants used to meet environmental protection standards. The term of payment ranges from 4.5 years to 7 years.

Future rental payments are as follows:

Year	Operating Lease (Compulsory term)	Capital Lease (Minimum payments)
2008	Ps. 155,314	Ps. 215,481
2009	Ps. 117,225	Ps. 392,875
2010	Ps. 94,989	Ps. 157,961
2011	Ps. 90,296	Ps. 165,144
2012	Ps. 86,199	Ps. 169,758
2013 and thereafter	Ps. 374,088	Ps. 1,936,880

The total amount of operating leases charged to results of operations for the years ended December 31, 2007 and 2006 was Ps. 1,593,026 and Ps. 1,451,898, respectively.

NOTE 10 - INCOME TAX:

The Company and its subsidiaries, except for the Bank, have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Current year income tax	Ps. 6,140,437	Ps. 4,112,010
Deferred income tax	(498,394)	1,158,133
Subtotal	5,642,043	5,270,143
Monetary position (gain) on initial effect and nonmonetary items loss of deferred income tax - net	36,208	(36,357)
T o t a l	Ps. 5,678,251	Ps. 5,233,786

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2007	2006
Property and equipment	Ps. 5,183,075	Ps. 4,992,731
Inventories	1,286,101	1,978,778
Recoverable asset tax	(323,898)	(373,624)
Other items - net	(699,230)	(668,257)
T o t a l	Ps. 5,446,048	Ps. 5,929,628

Under the Mexican Income Tax Law, the corporate income tax rate is 28% in 2007 (29% in 2006). The effective tax rate is similar to the statutory rate.

On October 1st, 2007 the new Flat Rate Business Tax (IETU Law) was published in the Official Gazette. The new law came into force as of January 1st, 2008 and annulled the Asset Tax Law.

Based on its tax forecast, the Company will continue generating income tax in subsequent years.

The Company's 2007 income tax includes the partial taxation of the inventory held at December 31, 2004, since the Company opted to consider as taxable such inventories over a number of years, so as to deduct cost of sales. The last year of taxation of the inventories will be 2012.

At December 31, 2007, the Bank has tax losses of Ps. 231,190 which, in conformity with the current Mexican Income Tax Law, may be carried forward against taxable earnings generated through 2017.

As a result of related changes to Mexican Tax Law, the Company's recoverable asset tax at December 31, 2007 may be recovered through 2017.

NOTE 11 - RETIREMENT LABOR OBLIGATIONS:

The Company has set up a defined benefits trust fund to cover seniority premiums accruing to employees to which workers make no contributions, also recognizes the liability for employee termination payments. Both these obligation are computed using the projected unit credit method.

An analysis of assets, liabilities and costs related to seniority premiums as of December 31, 2007 and 2006 is as follows:

	2007	2006
Vested benefit obligation	Ps. 174,871	Ps. 151,218
Current benefit obligation	Ps. 342,273	Ps. 294,951
Projected benefit obligation	Ps. 347,421	Ps. 298,380
Plan assets	(319,792)	(279,399)
Variances in assumptions and experience adjustments	(3,009)	6,349
Net projected liability	Ps. 24,620	Ps. 25,330
Labor cost	Ps. 46,375	Ps. 39,003
Financing cost	13,405	12,335
Return on plan assets	(12,510)	(11,594)
Amortization	144	(9)
Net period cost	Ps. 47,414	Ps. 39,735
Benefits paid	Ps. 18,365	Ps. 17,456
Fund contributions	Ps. 49,017	Ps. 41,186
Amortization period of variances assumptions and experience adjustments (years)	20.6	20.5
Discount rate for labor obligations	4.8%	5.0%
Annual increase in salaries	1.0%	1.0%
Return on plan assets	4.8%	5.0%

For the years ended December 31, 2007 and 2006, the Company's liabilities and costs arising from employee terminations payments, other than restructuring, is as follows:

	2007	2006
Current benefit obligation	Ps. 96,677	Ps. 41,068
Projected benefit obligation	Ps. 99,378	Ps. 42,600
Labor cost	Ps. 7,040	-
Financial cost	3,842	Ps. 1,840
Amortization	41,689	40,760
Net period cost	Ps. 52,571	Ps. 42,600
Discount rate for labor obligations	4.8%	5.0%
Annual increase in salaries	1.0%	1.0%

NOTE 12 - SHAREHOLDERS' EQUITY:

a. The agreements adopted and amounts approved at general stockholders' meetings held on March 6, 2007 and February 28, 2006 are as follows:

Agreements	2007	2006
1. Approval of the maximum amount the Company will use to repurchase its own shares (nominal)	Ps. 8,000,000	Ps. 8,000,000
2. Cancellation of Series "V" shares from the repurchase of shares	158,368,900	201,523,800
3. Increase in the legal reserve, charged to retained earnings (nominal)	Ps. 434,632	Ps. 368,124

Agreements	2007	2006
4. A declared dividend, for which shareholders may receive payment either in cash or in Company shares at an exchange factor determined based on both the closing market price of the Company's shares on March 28, 2007 (March 22, 2006) and cash dividend nominal.	Ps.0.51	Ps.0.38
Date of dividend payment	April 20	April 7
5. Increase in the variable portion of capital stock (nominal) for up to:	Ps. 4,369,383	Ps. 3,285,448
Such increase will be covered by issuing a maximum of common ordinary shares to be used solely for payment of the stock dividend so far:	109,234,586	164,272,409

Those shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend, expired on April 17, 2007 (April 6, 2006). An analysis of this caption is as follows:

	2007	2006
Number of shares Series "V" delivered to shareholders	44,921,618	79,871,198
Amount of the shares delivered to shareholders (nominal)	Ps. 2,047,527	Ps. 2,429,682
Number of canceled shares	64,312,968	84,401,211
Decrease in capital stock due to the cancellation of unsubscribed shares (nominal)	Ps. 2,321,856	Ps. 855,766

Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 1,631,224 in 2007 and Ps. 1,375,601 in 2006 (nominal).

At a meeting held on February 9, 2006, the Board of Directors agreed to perform a 2-to-1 split, whereby shareholders received two new shares for each prior outstanding share. As a result, the Company's capital stock was represented by 8,645,916,270 shares. The split was performed on February 16, 2006 upon delivery of the outstanding shares with coupon 43. The issue of these new shares has had no material effect on the Company's shareholders' equity.

At regular and extraordinary meetings held on November 14, 2006, the shareholders agreed to amend the Company's bylaws to adopt certain provisions contained in the new Mexican Stock Market Act that went into effect on June 28, 2006. Among other things, the new legislation specifies that the name Wal-Mart de Mexico must be followed by the tag "Sociedad Anonima Bursatil de Capital Variable" (Public Trade Variable Capital Corporation), or its abbreviation "S.A.B. de C.V."

b. The Company's capital stock is comprised of unlimited registered shares with no par value.

At December 31, 2007 and 2006, unrestated capital and the number of shares are as follows:

Capital stock	2007	2006
Fixed	Ps. 1,631,224	Ps. 1,375,601
Variable	11,270,607	9,689,587
Total	Ps. 12,901,831	Ps. 11,065,188
Number of freely subscribed common series "V" shares		
Fixed (class 1)	1,071,307,452	1,065,699,229
Variable (class 2)	7,401,977,734	7,506,669,339
Total	8,473,285,186	8,572,368,568

Capital stock at December 31, 2007 and 2006 includes capitalized earnings of Ps. 9,757,420 (nominal) and Ps. 7,709,893 (nominal), respectively, and Ps. 899,636 (nominal) in both years in capitalized restatement accounts.

During the year ended December 31, 2007, **WALMEX** repurchased 144,005,000 (153,418,900 in 2006) of its own shares, of which 4,950,000 were canceled as per the resolution adopted at the shareholders' meeting of March 6, 2007. As a result of the share repurchases, historical capital stock was reduced by Ps. 210,884 (Ps. 190,191 in 2006). The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied against retained earnings.

c. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

At December 31, 2007 and 2006, the total balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 58,822,330 and Ps. 50,296,207, respectively.

d. The employee stock option plan fund consists of 129,544,739 **WALMEX** shares, of which 119,470,301 shares have been placed in a trust created for such purpose. All employee stock options are granted to executives of subsidiary companies at a value that is not less than the market value on the date of grant.

In accordance with current policies, Company executives may exercise their option to acquire the shares in equal parts over five years. The right to exercise an employee stock option expires in a period of ten years from the date the option is granted, or within sixty days following the executive's retirement from the Company.

The compensation derived from stock option of shares is determined using the Black-Scholes financial valuation technique, according to market conditions at the grant date, in conformity with the guidelines of International Financial Reporting Standards 2, issued by the International Accounting Standards Board, applied on a supplementary basis. The amount charged to results of operations for this item aggregates Ps. 35,635 in 2007, which represents no cash disbursement.

An analysis of movements in the Company's employee stock option plan is as follows:

	Number of shares	Weighted average price per share (nominal pesos)
Balance at December 31, 2005	120,441,972	15.16
Granted	24,257,286	28.80
Exercised	(17,503,017)	13.41
Canceled	(1,931,966)	20.90
Balance at December 31, 2006	125,264,275	17.96
Granted	19,490,736	43.09
Exercised	(14,765,841)	15.26
Canceled	(5,831,632)	22.86
Balance at December 31, 2007	124,157,538	22.00
Shares available for option grant:		
December 31, 2007	5,387,201	
December 31, 2006	1,796,308	

At December 31, 2007, the employee stock options granted and exercisable and included in the employee stock option plan fund were as shown in next page.

	Granted			Exercisable	
Range of exercise price (nominal pesos)	Number of shares	Weighted average remaining (life in years)	Weighted average price per share (nominal pesos)	Number of shares	Weighted average price per share (nominal pesos)
9.96 – 11.41	10,074,438	3.0	11.10	10,074,438	11.10
10.73 – 12.64	10,995,733	4.2	12.53	10,995,733	12.53
11.55 – 13.75	17,758,314	5.2	12.54	12,736,633	12.54
16.90 – 18.18	21,169,251	6.2	16.93	10,840,273	16.95
19.80	24,004,165	7.2	19.80	8,205,876	19.80
28.79 – 30.03	21,367,462	8.2	28.80	3,517,706	28.81
43.09	18,788,175	9.2	43.09	-	-
	124,157,538	6.6	22.00	56,370,659	15.20

NOTE 13 – COMPREHENSIVE FINANCING RESULT:

For the years ended December 31, 2007 and 2006, an analysis of the Company's comprehensive financing result is as follows:

	2007	2006
Financial income - net	Ps. 817,611	Ps. 877,231
Exchange gain	13,375	43,747
Net monetary position gain	664,285	538,453
Total	Ps. 1,495,271	Ps. 1,459,431

NOTE 14 – SEGMENT INFORMATION:

The Company's segment information was prepared based on a managerial approach and the criteria established in accounting Bulletin B-5. The "Others" segment consists of department stores, restaurants, real estate transactions with third parties and financial services.

An analysis of segment information at December 31, 2007 and 2006 is as follows:

Segment	Total revenues		Operating income	
	2007	2006	2007	2006
Self service	Ps. 209,652,627	Ps. 190,758,917	Ps. 16,257,811	Ps. 13,722,374
Other	15,323,754	15,693,578	2,413,066	3,001,119
Consolidated	Ps. 224,976,381	Ps. 206,452,495	Ps. 18,670,877	Ps. 16,723,493

Segment	Purchase of property and equipment		Depreciation	
	2007	2006	2007	2006
Self service	Ps. 8,620,023	Ps. 7,979,710	Ps. 3,141,578	Ps. 2,901,281
Other	2,641,845	1,441,718	585,783	522,852
Consolidated	Ps. 11,261,868	Ps. 9,421,428	Ps. 3,727,361	Ps. 3,424,133

Segment	Total assets		Current liabilities	
	2007	2006	2007	2006
Self service	Ps. 87,887,201	Ps. 83,471,316	Ps. 28,305,039	Ps. 29,690,435
Other	13,623,834	12,353,880	2,047,228	2,249,997
Unassignable items	5,233,337	6,753,973	1,815,436	599,189
Consolidated	Ps. 106,744,372	Ps. 102,579,169	Ps. 32,167,703	Ps. 32,539,621

Unassignable items refer primarily to reserve land, cash and cash equivalents of the parent and real estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 15 - NEW ACCOUNTING PRONOUNCEMENTS:

During 2007, the CINIF published Mexican FRS B-10, Effects of Inflation; Mexican FRS D-3, Employee Benefits; Mexican FRS D-4, Income Tax; Mexican FRS B-2, Statements of Cash Flow; and Mexican FRS B-15, *Foreign Currency Translation*, all of which are effective as of the fiscal years beginning as of January 1st, 2008. The application of these new Mexican FRS will have no material effects on the Company's financial statements, except Mexican FRS B-10 which, in accordance with the inflation forecasts, the comprehensive effects of inflation will cease to be recorginzed in the financial information as of 2008.

NOTE 16 - APPROVAL OF FINANCIAL STATEMENTS:

The accompanying financial statements and these notes at December 31, 2007 and 2006, were approved by the Company's Board Directors at a meeting held on February 7, 2008.

ERNST & YOUNG

■ MANCERA, S.C.
Antara Polanco
Av. Ejército Nacional 843-B
Col. Granada, 11520 México, D.F.

■ Tel. 5283 1300
Fax. 5283 1392

FILE N°
82-4609

Bolsa Mexicana de Valores, S.A. de C.V.
Mr. José Manuel Allende Zubirí
Director of Issuers and Securities
Reforma 255, Mezzanine
Col. Cuauhtémoc 06500
Mexico, D.F.

RECEIVED
2008 MAR 19 A 11: 14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

In my capacity of independent auditor of Wal-Mart de Mexico, S.A.B. de C.V. (the Company) and its Subsidiaries, and in conformity with the terms of articles 83 and 84 of the General Provisions Applicable to the Issuers of Securities and other Participants of the Stock Market (the Provisions), in relation to the financial statements of the aforementioned issuer for each of the years ended December 31, 2007 and 2006, I hereby declare the following, under oath to tell the truth:

I. Neither the undersigned nor the firm of which I am a partner is in any of the situations indicated in article 83 of the Provisions; consequently, we can be considered to be independent.

II. I grant my consent to provide the Mexican Banking and Securities Commission, any information that they might require from me, in order to verify my independence.

III. I commit to keep physically or on electromagnetic means, for a period of not less than 5 (five) years, in my offices, all of the documentation, information and other judgmental elements utilized to prepare the tax audit report on the financial statements at December 31, 2007, 2006 and 2005, and to provide that to the Commission.

IV. I agree that Wal-Mart de Mexico, S.A.B. de C.V. include in the prospects or supplements referred to in articles 2, section I, clause m) and 3, section X of the Provisions, as well as the annual information referred to in articles 33, section I, clause b), numerals 1 and 36, section I, clause c) of the Provisions, the financial statements at December 31, 2007 and 2006 that I audited, as well as any other financial information whose source comes from the referenced financial statements or from the tax audit report I filed for this purpose, so that such information is made known to the public at large, in the understanding that I can verify such information prior to its inclusion.

V. I have current documentation that certifies my technical capacity.

VI. I do not have any offer whatsoever to be a board member or executive of Wal-Mart de Mexico, S.A.B. de C.V.

I attest

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Felizardo Gastelum
Partner
Mexico City, March 6, 2008

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

RECEIVED

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 29, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	155,848,400	8,456,491,786
29/02/2008	03354	BUY	300,000	40.085310	12,025,593	ACCIV	STOCK		156,148,400	8,456,191,786
								As of current report	156,148,400	8,456,191,786

Shareholders' equity amount	0
Capital stock amount	12,025,593

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,000,210,957	1,988,185,364

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 28, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	155,698,400	8,456,641,786
28/02/2008	03353	BUY	150,000	42.242933	6,336,440	ACCIV	STOCK		155,848,400	8,456,491,786
								As of current report	155,848,400	8,456,491,786

Shareholders' equity amount	0
Capital stock amount	6,336,440

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,006,547,397	2,000,210,957

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 27, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	155,448,400	8,456,891,786
27/02/2008	03352	BUY	250,000	42.152840	10,538,210	ACCIV	STOCK		155,698,400	8,456,641,786
								As of current report	155,698,400	8,456,641,786

Shareholders' equity amount	0
Capital stock amount	10,538,210

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,017,085,607	2,006,547,397

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: FEBRUARY 26, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	155,198,400	8,457,141,786
26/02/2008	03351	BUY	250,000	41.612240	10,403,060	ACCIV	STOCK		155,448,400	8,456,891,786
								As of current report	155,448,400	8,456,891,786

Shareholders' equity amount	0
Capital stock amount	10,403,060

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,027,488,667	2,017,085,607

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 22, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	154,958,400	8,457,381,786
22/02/2008	03350	BUY	240,000	41.037004	9,848,881	ACCIV	STOCK		155,198,400	8,457,141,786
								As of current report	155,198,400	8,457,141,786

Shareholders' equity amount	0
Capital stock amount	9,848,881

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,037,337,548	2,027,488,667

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 21, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	154,718,400	8,457,621,786
21/02/2008	03349	BUY	240,000	41.182125	9,883,710	ACCIV	STOCK		154,958,400	8,457,381,786
								As of current report	154,958,400	8,457,381,786

Shareholders' equity amount	0
Capital stock amount	9,883,710

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,047,221,258	2,037,337,548

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: FEBRUARY 20, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	154,368,400	8,457,971,786
20/02/2008	03348	BUY	350,000	40.693809	14,242,833	ACCIV	STOCK		154,718,400	8,457,621,786
								As of current report	154,718,400	8,457,621,786

Shareholders' equity amount	0
Capital stock amount	14,242,833

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,061,464,091	2,047,221,258

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 19, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	154,018,400	8,458,321,786
19/02/2008	03347	BUY	350,000	40.575177	14,201,312	ACCIV	STOCK		154,368,400	8,457,971,786
								As of current report	154,368,400	8,457,971,786

Shareholders' equity amount	0
Capital stock amount	14,201,312

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,075,665,403	2,061,464,091

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 15, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	153,518,400	8,458,821,786
15/02/2008	03346	BUY	500,000	40.735022	20,367,511	ACCIV	STOCK		154,018,400	8,458,321,786
								As of current report	154,018,400	8,458,321,786

Shareholders' equity amount	0
Capital stock amount	20,367,511

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,096,032,914	2,075,665,403

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: FEBRUARY 14, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	153,118,400	8,459,221,786
14/02/2008	03345	BUY	400,000	41.457795	16,583,118	ACCIV	STOCK		153,518,400	8,458,821,786
								As of current report	153,518,400	8,458,821,786

Shareholders' equity amount	0
Capital stock amount	16,583,118

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,112,616,032	2,096,032,914

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 13, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	152,718,400	8,459,621,786
13/02/2008	03344	BUY	400,000	40.441940	16,176,776	ACCIV	STOCK		153,118,400	8,459,221,786
								As of current report	153,118,400	8,459,221,786

Shareholders' equity amount	0
Capital stock amount	16,176,776

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,128,792,808	2,112,616,032

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 08, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	152,018,400	8,460,321,786
08/02/2008	03343	BUY	700,000	37.525647	26,267,953	ACCIV	STOCK		152,718,400	8,459,621,786
								As of current report	152,718,400	8,459,621,786

Shareholders' equity amount	0
Capital stock amount	26,267,953

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,155,060,761	2,128,792,808

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 01, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	151,318,400	8,461,021,786
01/02/2008	03342	BUY	700,000	39.484063	27,638,844	ACCIV	STOCK		152,018,400	8,460,321,786
								As of current report	152,018,400	8,460,321,786

Shareholders' equity amount	0
Capital stock amount	27,638,844

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,182,699,605	2,155,060,761

Issuer's Comments

WAL★MART México

FILE N°
82-4609

Mexico City, March 12, 2008

MEXICAN STOCK EXCHANGE
Reforma N° 255
México City

To: Roberto Cordova Tamariz
Assistant Director for the Securities and
Issuers Administration

Dear Sir:

In compliance with General Guidelines Aplicable to Securities Issuers and Other Participants in the Securities Market, please find enclosed the ensuing documents:

1. Annual Report 2007, which includes the reports related to article 28, section IV from the Securities Market Law.

2. Consolidated Financial Statements including external auditors report.

3. Certified copies of documents from Wal-Mart de Mexico, S.A.B. de C.V. prepared by the Alternate Secretary of the Board of Director as follows:
   - Minute of the Regular Shareholders General Meeting, held on March 12, 2008.
   - List of attendance created along with copies of records and list of officials refered to article 290 of the Securities Market Law.
   - Corporate Bi-Laws.
   - Brief by the Alternate Secretary from the Board of Directors stating the state of the social ledgers.

4. Document stemming from the external auditor reterring to article 84 of the aforesaid dispositions.

We make remittance so it may be kept in the proper file and may produce appropiate legal effects.

Sincerely yours,

WAL-MART DE MEXICO, S.A.B. DE C.V.

ENRIQUE PONZANELLI
Attorney-in fact

ACTA DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE WAL-MART DE MÉXICO, S.A.B. DE C.V.

En México, Distrito Federal, domicilio social de Wal-Mart de México, S.A.B. de C.V., siendo las 9:00 horas del día 6 de Marzo de Dos Mil Siete, se reunieron en el Auditorio del edificio marcado con el número 647, Colonia Periodistas, México, 11220, Distrito Federal, el Presidente del Consejo de Administración señor Ernesto Vega Velasco, el Secretario Lic. José Luis Rodríguezmacedo Rivera, el Prosecretario Lic. Enrique Ponzanelli Vázquez y las personas que aparecen en la lista de asistencia respectiva las que concurren como Accionistas o Representantes de Accionistas para celebrar la Asamblea General Ordinaria convocada mediante aviso publicado el día 9 de Febrero del año en curso, en el periódico Reforma.

Asume la Presidencia de esta Asamblea, el Señor Ernesto Vega Velasco y la Secretaría, el señor José Luis Rodríguezmacedo Rivera. Seguidamente el Presidente designa dos Escrutadores quienes certifican que en esta Asamblea se encuentran presentes 8,199,629,988 acciones que representan el 95.82 % de acciones del Capital Social.

El Presidente declara instalada la Asamblea y apta para conocer el siguiente:

Orden del Día

I. Informe del Consejo de Administración.

II. Informe del Comité de Auditoría.

III. Aprobación del Documento de Información Financiera correspondiente al ejercicio social comprendido del 1° de Enero al 31 de Diciembre de 2006.

IV. Informe sobre la situación del Fondo para Recompra de Acciones.

V. Aprobación del proyecto para cancelar 158,368,900 Acciones de la Sociedad, que actualmente son Acciones en tesorería provenientes de la recompra de Acciones.

VI. Aprobación del Proyecto de Aplicación de Resultados.

VII. Aprobación del Proyecto de repartir un dividendo que a elección del Accionista se le pagará en efectivo, con cargo a la Cuenta de Utilidades Retenidas de la Sociedad (CUFIN), a razón de $0.51 pesos por Acción, o en Acciones de la Sociedad, al factor de intercambio que se determine tomando en cuenta el precio de cotización promedio de cierre de la Acción del día 28 de Marzo de 2007 y los $0.51 pesos, contra cupón 45. Se pretende que el dividendo sea pagado el 20 de Abril de 2007.

VIII. Aprobación del Proyecto de efectuar un aumento del capital social en su parte variable, mediante la emisión de hasta 109,234,586 Acciones comunes, ordinarias, que se destinarán exclusivamente a ser entregadas como dividendo y que quedarán pagadas mediante la aplicación a la cuenta de capital social de la cantidad de $0.51 pesos por Acción de la Cuenta de Utilidades retenidas de la Sociedad; por lo que el aumento del capital social en la parte variable, sería hasta por la cantidad de $4,369'383,440.00. Aquellas Acciones que no queden suscritas y entregadas a los Accionistas en la forma indicada, quedarán canceladas; asimismo quedará cancelado el aumento de capital social en la misma proporción.

IX. Reporte sobre el cumplimiento de obligaciones fiscales.

X. Reporte sobre el Plan de Acciones para el Personal.

XI. Reporte de la Fundación Wal-Mart de México.

XII. Ratificación de las actuaciones del Consejo de Administración durante el ejercicio social comprendido del 1° de Enero al 31 de Diciembre de 2006.

XIII. Nombramiento o ratificación de los Miembros del Consejo de Administración.

XIV. Nombramiento o ratificación de los Presidentes de los Comités de Auditoría y Prácticas Societarias.

XV. Aprobación de los acuerdos que constan en el Acta de la Asamblea celebrada.

En desahogo del anterior Orden del Día se obtuvo:

I. PRIMER PUNTO DEL ORDEN DEL DIA. Hace uso de la palabra el señor Ernesto Vega Velasco para dar lectura al informe que se rinde a la Asamblea por parte del Consejo de Administración y de la Presidencia Ejecutiva de la Sociedad.

Concluida la lectura del informe indicado los Accionistas toman el siguiente:

A C U E R D O

Se aprueba el informe del Consejo de Administración en el que se recomienda la aprobación de los Estados Financieros y el informe de la Dirección General, ordenándose que un ejemplar del mismo se agregue a los documentos que se deriven de esta Asamblea.

II. SEGUNDO PUNTO DEL ORDEN DEL DIA. Fue presentado a los señores accionistas el informe del Comité de Auditoría por el año 2006.

Una vez escuchado el reporte, los Señores Accionistas tomaron el siguiente:

A C U E R D O

Se tiene por rendido y aprobado el Reporte del Comité de Auditoría.

III. TERCER PUNTO DEL ORDEN DEL DIA. A solicitud del Presidente de la Asamblea señor Ernesto Vega Velasco, el señor Enrique Ponzanelli presenta el Documento de Información Financiera de Wal-Mart de México, S.A.B. de C.V., y de sus Subsidiarias, correspondiente al Ejercicio Social terminado al 31 de Diciembre de 2006 el cual ha estado a disposición de los Accionistas y que contiene el Balance General y el Estado de Resultados al 31 de Diciembre de 2006, cuyos rubros mas importantes se mencionan a continuación.

BALANCE GENERAL AL 31 DE DICIEMBRE DE 2006 (MILLONES DE PESOS)	
ACTIVO CIRCULANTE	37,412
INMUEBLES Y EQUIPO	61,450
TOTAL ACTIVO	98,863
PASIVO A PLAZO MENOR DE UN AÑO	31,360
RESERVA PARA PRIMA DE ANTIGÜEDAD Y	2,291

OTROS PASIVOS A LARGO PLAZO	
IMPUESTO SOBRE LA RENTA DIFERIDO	**5,715**
INVERSION DE LOS ACCIONISTAS	**59,496**
PASIVO E INVERSION DE LOS ACCIONISTAS	**98,862**
ESTADO DE RESULTADOS DEL AÑO QUE TERMINÓ EL 31 DE DICIEMBRE DE 2006 (MILLONES DE PESOS)	
TOTAL INGRESOS	**198,971**
COSTOS, GASTOS E IMPUESTOS	**186,547**
UTILIDAD NETA	**12,424**

Hecha la presentación del documento indicado los asistentes decretan el siguiente:

A C U E R D O

Se aprueba en todas y cada una de sus partes el Documento de Información Financiera de WAL-MART de MÉXICO, S.A.B. de C.V., y de sus subsidiarias, correspondiente al Ejercicio Social comprendido del 1o. de Enero al 31 de Diciembre de 2006. Dictaminados sin salvedades por los Auditores Externos de Mancera S.C. (Ernst and Young), ordenándose que un ejemplar del mismo forme parte del expediente que se integre con motivo de esta Asamblea.

IV. CUARTO PUNTO DEL ORDEN DEL DÍA. Fue presentado a los señores Accionistas el informe sobre el fondo para recompra de acciones propias de la Sociedad. Se dijo que al 7 de Febrero de 2007, la Sociedad ha recomprado y tiene como acciones en tesorería 158,368,900 Acciones. El importe en el que se encuentra dicho fondo a la fecha mencionada es de $2,925'105,864.00.

La cantidad máxima que se propone aprobar para recomprar Acciones propias durante 2007 es de $8,000'000,000.00.

Posteriormente, el Presidente informó a la Asamblea que el Consejo de Administración estableció como política general el que se continúe con la recompra de acciones conforme lo permitan las condiciones del mercado.

Acto seguido los Accionistas tomaron el siguiente:

A C U E R D O

Se tiene por rendido el informe sobre la situación del fondo para recompra de acciones propias de la Sociedad a esta fecha, y por aprobada la cantidad máxima que la sociedad utilizará durante 2007, así como la política de recompra establecida por el Consejo de Administración.

V. QUINTO PUNTO DEL ORDEN DEL DÍA. El Presidente solicitó al Secretario que presentara el proyecto de cancelar 158,368,900 Acciones que fueron adquiridas por la Sociedad con cargo al fondo para recompra de Acciones propias y que actualmente no son representativas del Capital Social por ser Acciones en tesorería.

Una vez analizado el proyecto, los Accionistas tomaron el siguiente:

A C U E R D O

Se cancelan 158,368,900 Acciones que fueron adquiridas por la Sociedad y que actualmente son Acciones en tesorería.

VI. SEXTO PUNTO DEL ORDEN DEL DIA. A continuación, el Presidente de la Asamblea señor Ernesto Vega Velasco, solicita al Secretario presente el Proyecto de aplicación de resultados correspondiente al Ejercicio Social comprendido del 1° de Enero al 31 de Diciembre de 2006 que es como sigue:

(MILLONES DE PESOS DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2006)

UTILIDAD DEL EJERCICIO	$12,424,549
MENOS:	
INCREMENTO A LA RESERVA LEGAL	(434,632)
UTILIDAD DESPUÉS DE SEPARAR EL INCREMENTO A LA RESERVA LEGAL	11,989,917
MAS:	
UTILIDADES ACUMULADAS DE EJERCICIOS ANTERIORES	35,547,379
UTILIDADES TOTALES	$47,537,296

Se propone que las utilidades del ejercicio que están a disposición de la Asamblea se traspasen a la cuenta de utilidades repartibles.

Una vez que concluyó la exposición, los asistentes toman los siguientes:

ACUERDOS

1. Se aprueba el Proyecto de Aplicación de Utilidades presentado.

2. Se aprueba que las Utilidades que están a disposición de la Asamblea se traspase a la Cuenta de Utilidades Repartibles.

VII. SÉPTIMO PUNTO DEL ORDEN DEL DÍA. Para desahogar este punto, a instrucción expresa del Presidente, el Secretario informó a la Asamblea respecto a la propuesta del Consejo de Administración de repartir un dividendo, el cual a elección del accionista se le pagará en efectivo con cargo a la Cuenta de Utilidades Retenidas de la Sociedad (CUFIN) a razón de $0.51 por Acción, o en Acciones de la Sociedad, al factor de intercambio que se determine tomando en cuenta el precio de cotización de cierre de la acción del día 28 de Marzo de 2007 y los $0.51 pesos, contra cupón 45, el cual sería pagado el 20 de Abril de 2007.

El día 29 de marzo será publicado el factor de intercambio conforme al precio de cierre del día 28 de marzo; el accionista que opte por recibir el dividendo en Acciones deberá manifestarlo a la sociedad a más tardar el 17 de Abril. El accionista que no manifieste su decisión, recibirá el dividendo en efectivo.

Una vez expuesto el proyecto de dividendo, los señores accionistas toman el siguiente:

ACUERDO

Se decreta un dividendo, el cual a elección del Accionista se le pagará en efectivo con cargo a la Cuenta de Utilidades Retenidas de la Sociedad (CUFIN) a razón de $0.51 por Acción, o en Acciones de la Sociedad, al factor de intercambio que se determine tomando en cuenta el precio promedio ponderado de cierre de la Acción del día 28 de Marzo de 2007 y los $0.51 pesos, contra cupón 45, el cual sería pagado el 20 de Abril de 2007.

El día 29 de Marzo será publicado el factor de intercambio conforme al precio de cierre del día 28 de Marzo; el accionista que opte por recibir el dividendo en Acciones deberá manifestarlo a la Sociedad a más tardar el 17 de Abril. El Accionista que no manifieste su decisión, recibirá el dividendo en efectivo.

VIII. OCTAVO PUNTO DEL ORDEN DEL DIA. A instrucción expresa del Presidente, el Secretario leyó el proyecto de aumento de capital; se dijo que para efectos del pago del dividendo decretado en el punto anterior, es necesario efectuar un aumento del capital social en su parte variable, el cual quedará amparado por la emisión de hasta 109,234,586 Acciones comunes, ordinarias, que se destinarán exclusivamente a ser entregadas como dividendo y que quedarán pagadas mediante la aplicación a la cuenta de Capital Social de la cantidad de $0.51 por Acción de la cuenta de utilidades retenidas de la sociedad; por lo tanto se propone acordar un aumento del Capital Social en la parte variable, hasta por la cantidad de $4,369'383,440.00. Se emitirán nuevos certificados provisionales en los que se reconozca el capital social y número de acciones a esta fecha.

Aquellas acciones que no queden suscritas y entregadas a los accionistas en la forma indicada, quedarán canceladas; asimismo quedará cancelado el aumento de capital social en la misma proporción, sin necesidad de acuerdos posteriores.

Una vez que la Asamblea consideró la proposición presentada por el Consejo de Administración, por unanimidad de votos tomó el siguiente:

A C U E R D O

Se aumenta el capital social en su parte variable, hasta por la cantidad de $4,369'383,440.00. Dicho aumento quedará amparado por la emisión de hasta 109,234,586 Acciones comunes, ordinarias, que se destinarán exclusivamente a ser entregadas como dividendo y que quedarán pagadas mediante la aplicación a la cuenta de capital social de la cantidad de $0.51 por acción de la cuenta de utilidades retenidas de la sociedad.
Se emitirán nuevos certificados provisionales en los que se reconozca el capital social y número de acciones a esta fecha.
Con el citado aumento y el consecuente ajuste al capital mínimo fijo y el variable, a efecto de mantener el mismo valor teórico, el capital social quedará integrado de la siguiente forma:
El capital mínimo fijo en $1,919'108,031.00 representado por 1,079,286,894 acciones clase uno.
El capital variable en $13,509'074,077.00 representado por 7,597,366,260 acciones clase dos.
Se acuerda que aquellas acciones que no queden suscritas y entregadas a los accionistas en la forma indicada, quedarán canceladas; asimismo quedará cancelado el

aumento de capital social en la misma proporción, sin necesidad de acuerdos posteriores y se faculta al Consejo para que en función del resultado de la suscripción de acciones por el pago del dividendo, determine la conversión del capital variable al fijo en pesos y acciones.
También se faculta al Consejo para que si por circunstancias del mercado llegara a ser necesario incrementar el aumento de capital o la emisión de las acciones, procedan a efectuarlo y así lo avisen a los accionistas.

IX. NOVENO PUNTO DEL ORDEN DEL DÍA. El Presidente manifestó que este punto del orden del día obedece a un mandato legal de la Ley del Impuesto sobre la Renta, por lo que el Prosecretario leyó un extracto del informe que se entregó a los Accionistas, sobre la revisión de la situación fiscal del contribuyente por el año comprendido del 1° de enero al 31 de diciembre de 2005, que presenta el C.P.C. Felizardo Gastélum Félix, socio de Mancera, S. C. de fecha 12 de junio de 2006. Una copia del reporte se agregará a la presente Acta.

Una vez que la Asamblea conoció el reporte, tomó el siguiente:

A C U E R D O

Se tiene por rendido a la Asamblea el reporte sobre el cumplimiento de las obligaciones fiscales de la Sociedad.

X. DÉCIMO PUNTO DEL ORDEN DEL DÍA. A instrucción expresa del Presidente, el Secretario leyó el reporte sobre el Plan de Acciones para el Personal. Se dijo que por acuerdo del Consejo de Administración, se presenta la situación del fondo para el plan de acciones al personal, el cual al 31 de Diciembre de 2006 estaba integrado por 127,060,583 acciones de la Sociedad de las cuales 114,437,391 se encuentran en un fideicomiso creado para tal fin. Todas las acciones son asignadas a un valor que no es inferior a su valor de mercado a la fecha de la asignación.

Posteriormente los señores Accionistas tomaron el siguiente:

A C U E R D O

Se aprueba el reporte sobre el Plan de Acciones para el personal de la Sociedad.

XI. DÉCIMO PRIMER PUNTO DEL ORDEN DEL DÍA. En el desarrollo de este punto, fue presentado el reporte sobre la Fundación Wal-Mart, se dijo que durante el año 2006, la Fundación Wal-Mart de México desarrolló satisfactoriamente su objeto social, coordinando donativos por más de 141 millones de pesos, beneficiando alrededor de 1'900,000 personas.

Se efectuaron donativos directos a 181 instituciones en todo el País.

Por otro lado, se efectuaron donativos en especie, 25,605 Asociados realizaron labores de voluntariado y se lograron experiencias exitosas de involucramiento con la comunidad.

Una vez recibida la información, los presentes tomaron el siguiente:

A C U E R D O

Se aprueba el Reporte sobre la Fundación Wal-Mart de México.

XII. DÉCIMO SEGUNDO PUNTO DEL ORDEN DEL DÍA. A la luz de los resultados obtenidos por la empresa durante el ejercicio social concluido el 31 de Diciembre de 2006 y habiendo examinado la información financiera, se propone ratificar todo lo actuado por el Consejo de Administración.

Los accionistas toman el siguiente:

A C U E R D O

Con base en la información contenida en los reportes presentados, se aprueban y ratifican en su totalidad, las actuaciones del Consejo de Administración durante el ejercicio social del 1° de Enero al 31 de Diciembre de 2006.

XIII. DÉCIMO TERCER PUNTO DEL ORDEN DEL DÍA. En seguida, el Secretario de la Asamblea manifiesta que ha recibido una propuesta para integrar el Consejo de Administración.

De esa manera el Consejo de Administración de Wal-Mart de México, S.A.B. de C. V., quedaría integrado en la siguiente forma:

CONSEJEROS PROPIETARIOS:	CONSEJEROS SUPLENTES:
ERNESTO VEGA VELASCO (INDEPENDIENTE)	ANTONIO ECHEBARRENA BARRANCO (INDEPENDIENTE)
BLANCA TREVIÑO DE VEGA (INDEPENDIENTE)	ANTONIO ECHEBARRENA BARRANCO (INDEPENDIENTE)
MARTHA MILLER DE LOMBERA (INDEPENDIENTE)	ANTONIO ECHEBARRENA BARRANCO (INDEPENDIENTE)
SUSAN CHAMBERS	WAN LING MARTELLO
CLAIRE WATTS	WAN LING MARTELLO
MICHAEL T. DUKE	MARC N. ROSEN
CRAIG R. HERKERT	MARC N. ROSEN
EDUARDO FRANCISCO SOLÓRZANO MORALES	JOSÉ ANGEL GALLEGOS TURRUBIATES
R. LEE STUCKY	WAN LING MARTELLO
JOHN FLEMING	MARC N. ROSEN
RAFAEL MATUTE LABRADOR SÁNCHEZ	JOSÉ ANGEL GALLEGOS TURRUBIATES

De acuerdo con lo anterior, los Accionistas toman el siguiente:

A C U E R D O

Se tienen por designados a los miembros del Consejo de Administración en la forma y términos señalados.

XIV. DÉCIMO CUARTO PUNTO DEL ORDEN DEL DIA. El Presidente informó a los presentes que se había recibido la propuesta de que Blanca Treviño de Vega fuera designada Presidente de los Comités de Auditoría y de Prácticas Societarias.

Asimismo, se hizo constar que dichos Comités pueden funcionar como uno sólo, en el entendido de que habrá separación de materias en las actas que se formulen.

Una vez evaluada la propuesta, los señores Accionistas tomaron el siguiente:

ACUERDO

Se nombra a Blanca Treviño de Vega como Presidente de los Comités de Auditoría y de Prácticas Societarias.

XV. DÉCIMO QUINTO PUNTO DEL ORDEN DEL DIA. El Presidente de la Asamblea informa a los accionistas que se ha formulado un proyecto de acta en que se consignan todos los acuerdos adoptados en esta Asamblea el cual pone a su consideración; los accionistas después de haber escuchado dichos acuerdos los aprueban en forma unánime y resuelven que se incluyan en el acta, procediendo a firmarla los que en ella intervinieron. El Secretario hace constar que los representantes de Terceros acreditaron su personalidad de acuerdo con los Estatutos Sociales y que se cumplió con lo dispuesto en el Artículo 49, fracción I de la Ley del Mercado de Valores.

PRESIDENTE

ERNESTO VEGA VELASCO

SECRETARIO

JOSÉ LUIS RODRÍGUEZMACEDO RIVERA

PROSECRETARIO

ENRIQUE PONZANELLI VÁZQUEZ

ESCRUTADOR

CARLOS GARCÍA MELÉNDEZ

ESCRUTADOR

CONSUELO CAMBRÓN CASTELLANOS

ENRIQUE PONZANELLI VAZQUEZ, as the Alternate Secretary for Wal-Mart de Mexico, S.A.B. de C.V. Board of Directors, hereby certify that this instrument, consisting of twelve pages is a true copy of the original document, which is an integral part of the file of the General Ordinary and Extraordinary Shareholders Meeting held on the date seth forth.

Mexico City, March 12, 2008

ENRIQUE PONZANELLI VAZQUEZ

LISTA DE ASISTENCIA A LA ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS DE WAL-MART DE MÉXICO, S.A.B. DE C.V., CELEBRADA EL 12 DE MARZO DE 2008

TARJETA DE ADMISION	ACCIONISTA	REPRESENTADO POR	ACCIONES DE SU PROPIEDAD SERIE "V"	FIRMA
1	JOEL CRUZ LOPEZ	SI MISMO	15,370	
2	JACOBO NEUMAN PRAES	NO ACREDITO	20,000	CANCELADO
3	MARIA ELENA ULLOA HUERTA	SI MISMO	138,400	
4	JULIO ULLOA ZEPEDA Y/O LUIS ULLOA NUÑEZ	MARIA ELENA ULLOA HUERTA	138,400	
5	MANUEL VILLAVICENCIO ROCHA	SI MISMO	832,718	
6	JOSE DE JESUS ALVARO CONTRERAS ROMERO	NO ACREDITO	330,492	CANCELADO
7	LILIA PEREZ AVRAMOW	SI MISMO	100,000	
8	INGRID GOTTLIEB PEREZ	NO ACREDITO	100,000	CANCELADO
9	KATYA GOTTLIEB PEREZ	NO ACREDITO	100,000	CANCELADO
10	ACCIONES Y VALORES BANAMEX, S.A. DE C.V. CASA DE BOLSA	RICARDO VELAZQUEZ LOPEZ	172,417,038	

ESCRUTADOR

CARLOS GARCÍA MELÉNDEZ

ESCRUTADOR

CONSUELO CAMBRON CASTELLANOS

FILE Nº
82-4609

LISTA DE ASISTENCIA A LA ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS DE WAL-MART DE MÉXICO, S.A.B. DE C.V., CELEBRADA EL 12 DE MARZO DE 2008

TARJETA DE ADMISION	ACCIONISTA	REPRESENTADO POR	ACCIONES DE SU PROPIEDAD SERIE "V"	FIRMA
11	LILIA PEREZ AVRAMOW	SI MISMO	100,000	
12	CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE	ALEJANDRA MARCOS IZA	52,781,607	
13	GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V. CASA DE BOLSA	MAURICIO SANTOS MAYORGA	4,097,396	
14	JOSE MANUEL OLMEDO DE LA PEÑA	SI MISMO	455,031	
15	THE MEXICO FUND, INC.	GUADALUPE VILLAR ESPINOSA	10,787,411	
16	BBVA BANCOMER, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	NO ACREDITO	35,094,577	CANCELADO
17	BANCO SANTANDER, S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO SANTANDER	ROBERTO LIAÑO GOES	96,197,120	
18	CASA DE BOLSA SANTANDER, S.A. DE C.V., GRUPO FINANCIERO SANTANDER	ROBERTO LIAÑO GOES	28,396,337	
19	VECTOR CASA DE BOLSA, S.A. DE C.V.	ALBERTO GASPAR QUIJANO PAREDES	10,773,795	
20	BANCO NACIONAL DE MEXICO, S.A. INTEGRANTE DEL GRUPO FINANCIERO BANAMEX	RICARDO VELAZQUEZ LOPEZ	1,230,485,848	

ESCRUTADOR

CARLOS GARCÍA MELÉNDEZ

ESCRUTADOR

CONSUELO CAMBRON CASTELLANOS

LISTA DE ASISTENCIA A LA ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS DE WAL-MART DE MÉXICO, S.A.B. DE C.V., CELEBRADA EL 12 DE MARZO DE 2008

FILE Nº 82-4600

TARJETA DE ADMISION	ACCIONISTA	[illegible]	ACCIONES EN PROPIEDAD SERIE "V"	FIRMA
21	MANUEL VILLAVICENCIO ROCHA	SI MISMO	9,025,685	
22	INTERSALT, S. DE R.L. DE C.V.	ENRIQUE PONZANELLI VAZQUEZ	5,798,058,576	
23	ROSALINDA PEREZ DE COHEN	MICHEL COHEN PEREZ	20,729,383	
24	ACTINVER CASA DE BOLSA, S.A. DE C.V.	NO ACREDITO	12,823,881	C A N C E L A D O
25	BANCO INBURSA, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO INBURSA	NO ACREDITO	48,900	C A N C E L A D O
26	INVERSORA BURSATIL, S.A. DE C.V., CASA DE BOLSA GRUPO FINANCIERO INBURSA	NO ACREDITO	10,584,727	C A N C E L A D O
27	IXE CASA DE BOLSA, S.A. DE C.V. IXE GRUPO FINANCIERO	MAITE RIVERO MAYO	32,715,278	
28	BANCO SANTANDER, S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO SANTANDER	FEDERICO CASILLAS CONTRERAS	415,839,365	

Los suscritos, nombrados Escrutadores hacemos constar que en esta Asamblea General Ordinaria y Extraordinaria de Accionistas de Wal-Mart de México, S.A.B. de C.V., se encuentran presentes Accionistas o Representantes de Accionistas tenedores de 7,884'084,758 acciones, con derecho a voto que representan el 93.25 % de acciones con derecho a voto del capital social. México, Distrito Federal, a doce de marzo de dos mil ocho.

ESCRUTADOR

CARLOS GARCIA MELÉNDEZ

ESCRUTADOR

CONSUELO CAMBRON CASTELLANOS

ENRIQUE PONZANELLI VAZQUEZ, as the Alternate Secretary for Wal-Mart de Mexico, S.A.B. de C.V. Board of Directors, hereby certify that this instrument, consisting of three pages is a true copy of the original document, which is an integral part of the file of the General Ordinary and Extraordinary Shareholders Meeting held on the date seth forth.

Mexico City, March 12, 2008

ENRIQUE PONZANELLI VAZQUEZ

WAL–MART DE MEXICO, S. A. B. DE C. V.

CAPITULO PRIMERO

DE LA DENOMINACION, DOMICILIO, OBJETO Y DURACION

----- PRIMERA.- La sociedad se denominará WAL-MART DE MEXICO. Esta denominación se empleará siempre seguida de las palabras SOCIEDAD ANÓNIMA BURSÁTIL DE CAPITAL VARIABLE, o de sus abreviaturas S.A.B. DE C.V.

----- SEGUNDA.- La sociedad tendrá su domicilio en la ciudad de México, Distrito Federal, pero podrá establecer agencias o sucursales o estipular domicilios convencionales en cualquier otro lugar de la República Mexicana o en el extranjero.

----- TERCERA.- La sociedad tiene por objeto:

1.- Construir, adquirir, enajenar bienes inmuebles y explotarlos, darlos y tomarlos en arrendamiento y en general realizar respecto a dichos bienes inmuebles cualquier operación permitida por la ley.

2.- Establecer y explotar, dar y tomar en arrendamiento, así como adquirir o enajenar por cualquier título uno o más comercios o negocios de los conocidos como almacenes de variedades, tiendas de departamentos, supermercados, restaurantes, fondas, cafés, cafeterías, fuentes de sodas o similares, así como cualquier otro comercio o negocio cuya explotación no esté reservada de manera exclusiva al Estado, o sociedades mexicanas con cláusula de exclusión de extranjeros o que requieran participación de capital mexicano en un porcentaje superior al cincuenta y uno por ciento.

3.- Comprar, vender, fabricar, maquilar, importar y exportar toda clase de artículos o mercancías nacionales y extranjeras y comerciar en cualquier forma por cuenta propia o ajena con ellos.

FILE N°
82-4609

4.- Comerciar en general con toda clase de títulos y valores, ya sean éstos emitidos por sociedades mexicanas o extranjeras y en especial la adquisición de acciones o partes sociales en negocios comerciales o industriales, incluyendo la adquisición temporal de acciones emitidas por la misma sociedad, con cargo al capital social y en su caso, a un fondo proveniente de las utilidades netas, denominado fondo para adquisición de acciones propias, cumpliéndose en la adquisición de las acciones o participaciones, los requisitos exigidos por las leyes. Las sociedades en las cuales Wal-Mart de México, S.A.B. de C.V., tenga la titularidad de la mayoría de acciones o partes sociales, no deberán, directa o indirectamente invertir en acciones de la misma, ni en ninguna otra sociedad que sea accionista mayoritaria de la propia Wal-Mart de México, S.A.B. de C.V., excepto en el caso de que las acciones se adquieran para cumplir opciones de venta otorgadas o que puedan otorgarse a empleados de dichas sociedades, siempre y cuando las acciones que se posean no excedan del veinticinco por ciento del total de las acciones de la sociedad.

5.- Realizar toda clase de operaciones de comisión mercantil y de mediación en negocios mercantiles, en todo lo que se relaciona con las fracciones precedentes.

6.- Construir, instalar y operar por cuenta propia o ajena, fábricas, talleres, laboratorios, expendios y bodegas para los fines indicados en los párrafos precedentes.

7.- Prestar servicios profesionales y técnicos en el ramo contable, legal, financiero, económico y de administración de empresas y en general prestar servicios de cualquier índole a toda clase de empresas de carácter comercial o industrial, así como a toda clase de personas físicas o morales.

8.- Celebrar contratos de cualquier clase con personas físicas o morales para dirigir, administrar, financiar, establecer o explotar toda clase de empresas comerciales o industriales.

9.- Celebrar toda clase de contratos de sociedades y asociación con personas físicas o morales que se requieran para la realización del objeto social.

10.- Emitir, comprar, vender y endosar toda clase de títulos de crédito y valores que permitan las leyes; otorgar toda clase de garantías reales o personales, constituir hipotecas y otorgar fianzas y avales.

11.- Ejecutar todos los actos jurídicos y celebrar todos los convenios y contratos que se relacionen directa o indirectamente con el objeto social.

----- CUARTA.- La duración de la sociedad será de noventa y nueve años, contados a partir del ocho de marzo de mil novecientos noventa y tres.

CAPITULO SEGUNDO

DEL CAPITAL SOCIAL Y DE LAS ACCIONES

----- QUINTA.- El capital social será variable con un mínimo fijo sin derecho a retiro de DOS MIL DOSCIENTOS SESENTA Y TRES MILLONES DOSCIENTOS NOVENTA Y CINCO MIL SEISCIENTOS DIECINUEVE PESOS MONEDA NACIONAL y un variable ilimitado.

El capital social estará dividido en dos clases de acciones:

A).- La clase uno, formada por acciones representativas del capital mínimo.

B).- La clase dos, formada por acciones representativas del capital variable.

Dichas clases corresponderán a una misma serie de acciones, ordinarias de suscripción libre, identificadas como serie "V", que representarán el cien por ciento de las acciones con derecho a voto, las cuales podrán ser suscritas o adquiridas por personas físicas o morales, nacionales o extranjeras.

El capital social mínimo estará representado por Un Mil Noventa y Tres Millones Ochocientos Ochenta y Un Mil Cuatrocientas Treinta Acciones serie "V", sin valor nominal, íntegramente suscritas y pagadas, cantidades que pueden variar en virtud de la adquisición de acciones propias que realice la sociedad, lo cual se hará del conocimiento de la asamblea general ordinaria anual de accionistas.

El capital será susceptible de aumentos por aportaciones posteriores de los socios o por admisión de nuevos socios y en los supuestos a los que se refiere el Artículo ciento dieciséis de la Ley General de Sociedades Mercantiles, y de disminuciones de dicho capital por retiro parcial o total de las aportaciones y por reembolso a los accionistas y para absorber pérdidas.

Los aumentos y en su caso, las disminuciones al capital social deberán ser aprobados por la asamblea general de accionistas ordinaria o extraordinaria, según se convenga, debiendo protocolizarse en cualquier caso el acta correspondiente, excepto cuando dichos aumentos o disminuciones provengan de la compra de acciones propias de la sociedad.

----- SEXTA.-

1.- Todas las acciones en que se divide el capital social son nominativas, indivisibles y sin valor nominal, las cuales confieren a sus tenedores los derechos y les imponen las obligaciones correspondientes a las acciones ordinarias.

La Sociedad llevará un libro de registro de acciones que contendrá los datos exigidos en el Artículo ciento veintiocho de la Ley General de Sociedades Mercantiles. La sociedad considerará como dueño de dichas acciones nominativas a quien aparezca inscrito como tal en dicho registro. A este efecto, la sociedad deberá inscribir en dicho registro, a petición de cualquier tenedor, las transmisiones que se efectúen.

2.- Todas las acciones estarán representadas por títulos impresos, pudiendo expedirse certificados provisionales en tanto se imprimen los títulos definitivos.

3.- Los certificados provisionales y los títulos definitivos de las acciones en que esté representado el capital social deberán estar numerados progresivamente y podrán amparar una o varias acciones, contendrán todas las menciones que exige el Articulo ciento veinticinco de la Ley General de Sociedades Mercantiles, se transcribirán en ellos literalmente esta Cláusula Sexta y las Cláusulas Quinta y Vigésima Quinta de estos estatutos, deberán llevar dos firmas autógrafas o en facsímil, ya sea del Presidente, Director General, en el caso de que sea consejero, Secretario o Prosecretario del Consejo de Administración de la sociedad, o de los miembros de dicho Consejo designados por éste para ello; y llevarán anexos cupones debidamente numerados a petición del dueño y a su costa. Los títulos o los certificados provisionales de acciones podrán canjearse por otros de diferentes denominaciones, siempre que los nuevos títulos o certificados provisionales amparen el mismo número de acciones que los entregados en el canje. En el caso de pérdida, robo o destrucción de los títulos o los certificados provisionales, éstos serán reemplazados de acuerdo con lo establecido en el Título Primero, Capítulo Primero Romano, Sección Segunda, de la Ley General de Títulos y Operaciones de Crédito, a costa del propietario de dichos certificados o títulos.

CAPITULO TERCERO

DE LAS ASAMBLEAS GENERALES DE ACCIONISTAS

----- SEPTIMA.-

1.- El órgano supremo de la sociedad es la Asamblea General de Accionistas, la cual celebrará reuniones que serán ordinarias o extraordinarias.

2.- La asamblea ordinaria de accionistas deberá reunirse:

I. Para conocer los asuntos señalados en el Artículo ciento ochenta y uno de la Ley General de Sociedades Mercantiles.

II. Para aprobar la adquisición o enajenación de acciones y en ejercicio del derecho de retiro en los siguientes casos:

a) Cuando el valor de adquisición de acciones de otra sociedad por virtud de una o varias adquisiciones simultáneas o sucesivas, exceda del veinte por ciento del capital contable de Wal-Mart de México Sociedad Anónima Bursátil de Capital Variable, según el último estado de posición financiera de la sociedad. No se requerirá la aprobación de la asamblea cuando adquiera acciones de otras sociedades cuyas actividades sean coincidentes con las actividades industriales, comerciales o de servicios de Wal-Mart de México Sociedad Anónima Bursátil de Capital Variable.

b) Cuando el valor de enajenación de acciones de otra sociedad, por virtud de una o varias enajenaciones simultáneas o sucesivas, exceda del veinte por ciento del capital contable, según el último estado de posición financiera de Wal-Mart de México, Sociedad Anónima Bursátil de Capital Variable. Se requerirá la previa aprobación de la asamblea, si la enajenación de las acciones implica, por virtud de una o varias operaciones simultáneas o sucesivas, la pérdida del control de la sociedad, cuyas actividades sean coincidentes con las actividades industriales, comerciales o de servicios de Wal-Mart de México, Sociedad Anónima Bursátil de Capital Variable.

c) Cuando el ejercicio del derecho de retiro del capital variable de otra sociedad represente, por virtud de uno o varios actos simultáneos o sucesivos, el reembolso de acciones cuyo valor exceda del veinte por ciento del capital contable, según el último estado de posición financiera de Wal-Mart de México Sociedad Anónima Bursátil de Capital Variable, se requerirá igualmente la previa aprobación de la asamblea cuando el retiro implique, por virtud de uno varios actos simultáneos o sucesivos, la pérdida del control de la sociedad cuyas actividades sean coincidentes con las actividades industriales, comerciales o de servicios de Wal-Mart de México Sociedad Anónima Bursátil de Capital Variable.

III. En su caso, para señalar el monto de capital social que pueda afectarse a la compra de acciones propias y el monto máximo de capital contable con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la sociedad.

IV. Para nombrar y remover al Presidente del Comité de Auditoría y al Presidente del Comité de Prácticas Societarias.

V. Cualquier otro asunto no reservado expresamente por la ley o por estos estatutos a la Asamblea General Extraordinaria de Accionistas.

3.- Las asambleas generales ordinarias podrán celebrarse en cualquier tiempo, pero se reunirán por lo menos una vez cada año, dentro de los cuatro primeros meses que sigan a la clausura del ejercicio social relativo. La asamblea general ordinaria que conozca de los resultados del ejercicio tendrá asimismo por objeto presentar a los accionistas el informe a que se refiere el enunciado general del Artículo ciento setenta y dos de la Ley General de Sociedades Mercantiles correspondiente al ejercicio social anterior de la sociedad o sociedades de las que Wal-Mart de México, Sociedad Anónima Bursátil de Capital Variable sea titular del cincuenta por ciento o más de acciones, cuando el valor de su adquisición total haya excedido del veinte por ciento del capital contable, según el estado de posición financiera de la sociedad controladora al cierre del ejercicio social relativo. Asimismo, será presentado a los accionistas el reporte de los Comités de Auditoría y el de Prácticas Societarias. Ambos podrán sesionar juntos y con los mismos integrantes.

4.- Las Asambleas Generales Ordinarias se considerarán legalmente reunidas en primera convocatoria cuando se encuentra representada en ellas por lo menos la mitad de las acciones del capital social y las resoluciones serán válidas cuando se tomen por mayoría de los votos presentes. Si la Asamblea no pudiera realizarse el día señalado se hará una Segunda convocatoria con expresión de tal circunstancia, considerándose legalmente reunida con cualquiera que sea el número de acciones representadas y las resoluciones serán válidas cuando se tomen por la mayoría de los votos presentes.

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5.- En las Asambleas Generales Extraordinarias se tratarán los siguientes asuntos enumerados en el Artículo ciento ochenta y dos de la Ley General de Sociedades Mercantiles:

I.- Prórroga de la duración de la Sociedad;

II.- Disolución anticipada de la Sociedad;

III.- Aumento o reducción del Capital Social;

IV.- Cambio de objeto de la Sociedad;

V.- Cambio de nacionalidad de la Sociedad;

VI.- Transformación de la Sociedad;

VII.- Fusión o escisión de la Sociedad;

VIII.- Emisión de acciones privilegiadas;

IX.- Amortización por la Sociedad de sus propias acciones, emisión de acciones de goce;

X.- Emisión de bonos; y

XI.- Cualquier otra modificación del contrato social.

Además de los asuntos antes mencionados, deberán tratarse en las Asambleas Generales Extraordinarias los siguientes asuntos:

a) Reorganización legal de la sociedad.

b) Modificación de los derechos de cualquier acción de la sociedad. Las Asambleas Generales Extraordinarias de accionistas se considerarán legalmente instaladas en el caso de primera convocatoria, cuando se encuentre representada en ellas, por lo menos el setenta y cinco por ciento de las acciones y sus resoluciones sólo serán válidas si se aprueban por los accionistas que representen por lo menos la mitad de dichas acciones. En el caso de segunda o ulterior convocatoria, las Asambleas Generales Extraordinarias de accionistas se considerarán legalmente reunidas cuando se encuentre representado en ellas, por lo menos el cincuenta por ciento de las acciones de la sociedad y sus resoluciones sólo serán válidas si se aprueban por los accionistas que representen por lo menos el cincuenta por ciento de acciones.

6.- El mismo quórum y la misma mayoría de las votaciones señaladas en el párrafo cinco precedente, se requerirá para la validez de las resoluciones en las Asambleas Generales Ordinarias de accionistas, en caso de que éstas por reforma de los Artículos ciento ochenta y uno y ciento ochenta y dos de la Ley General de Sociedades Mercantiles, tengan que ocuparse de asuntos que conforme a estos estatutos corresponden a las asambleas extraordinarias de accionistas.

----- OCTAVA.- Las Asambleas Generales de Accionistas se verificarán de acuerdo con las siguientes reglas:

1.- Se reunirán en el domicilio de la sociedad, salvo caso fortuito o de fuerza mayor y serán convocadas por el Consejo de Administración, por medio de la publicación de un aviso en el Diario Oficial o en un periódico de los de mayor circulación de su domicilio, con quince días de anticipación cuando menos, con excepción del caso previsto en la Cláusula Séptima inciso dos, subinciso dos (romano) de estos estatutos en que el plazo mínimo será de cinco días. La convocatoria contendrá la fecha, hora y lugar de la asamblea, el orden del día y será firmada por quien lo haga. Durante el lapso citado, los libros y documentos relacionados con los objetos de la Asamblea, estarán en las oficinas de la Sociedad a disposición de los Accionistas para que puedan enterarse de ellos, y en su caso, se comprenderá el Documento de Información Financiera con sus anexos.

2.- Cuando los concurrentes a una Asamblea representen el total de las acciones emitidas, no será necesaria la convocatoria, tampoco lo será en el caso de que una Asamblea suspendida por cualquier causa deba continuarse en hora y fecha diferente. En cualquiera de estos dos casos se hará constar el hecho en el acta correspondiente.

3.- Los titulares de las acciones podrán concurrir a la Asamblea personalmente o por medio de apoderado con poder general o especial, bastando en este último caso una carta poder firmada por el Accionista.

4.- Para ser admitidos en la Asamblea los accionistas deberán comprobar, con una anticipación mínima de dos días hábiles a la fecha de celebración de la Asamblea, ser dueño de una o más acciones, ya sea presentando el título mismo o proporcionando una certificación de alguna Sociedad Nacional de Crédito o Institución Oficial autorizada de depósito en el sentido de que tiene en depósito el o los títulos de acciones y de que la persona mencionada en este comprobante de depósito emitido por la institución tiene el derecho de representar las acciones amparadas por el o los títulos.

5.- Antes de instalarse la Asamblea, el funcionario que la presida nombrará uno o más escrutadores quienes verificarán el número de acciones representadas y formarán la lista de los concurrentes con expresión del número de acciones que cada uno represente.

6.- Una vez que se haga constar la asistencia necesaria o quórum, el Presidente declarará instalada la Asamblea y procederá a desahogar el orden del día, presidiendo los acuerdos y debates.

7.- Presidirá la Asamblea el Presidente del Consejo de Administración de la sociedad y a falta de éste, la persona que elija la misma asamblea. Será Secretario de la misma asamblea el Secretario del Consejo de Administración de la sociedad y en su falta el que elija la misma asamblea.

8.- De cada Asamblea General, el Secretario levantará un acta y formará un expediente. El expediente se compondrá de las siguientes piezas:

a) Un ejemplar del periódico en que hubiera publicado la convocatoria, cuando fuere este el caso.

b) La lista de asistencia de los titulares de acciones.

c) Las cartas poder que hubieren presentado o extracto certificado por el Secretario o el Escrutador del documento que acredita la personalidad.

d) Una copia del acta de la Asamblea.

e) Los informes, dictámenes y demás documentos que se hubieren presentado en la Asamblea.

f) Certificación del Secretario de que se haya observado lo dispuesto en la fracción III del Artículo 49 de la Ley del Mercado de Valores.

9.- Si por cualquier motivo dejare de instalarse una Asamblea convocada legalmente se levantará también acta en que conste el hecho y sus motivos y se formará un expediente de acuerdo con el inciso ocho anterior.

10.- Las resoluciones de la Asamblea General tomadas en los términos de esta escrituran obligan a todos los accionistas, aún a los disidentes o ausentes, serán definitivas y sin ulterior recurso, quedando autorizado el Consejo de Administración para tomar los acuerdos, dictar las providencias y hacer las gestiones o celebrar los contratos necesarios para la ejecución de los acuerdos aprobados.

11.- Los titulares de acciones que tengan el veinte por ciento o más del capital social, podrán oponerse judicialmente a las resoluciones de la asamblea.

12.- Los titulares de acciones tengan el diez por ciento del capital social de la sociedad tendrán derecho a solicitar que se aplace por una sola vez, por tres días naturales y sin necesidad de nueva convocatoria, la votación de cualquier asunto respecto del cual no se consideren suficientemente informados.

13.- Si en una Asamblea General Ordinaria o Extraordinaria de Accionistas, debidamente convocada no hubiere quórum, se repetirá la convocatoria con los mismos requisitos y la misma anticipación señaladas en el párrafo uno de esta Cláusula y la Asamblea convocada por segunda o ulteriores veces se efectuará siempre que esté representado el número de acciones que fija la Cláusula Séptima de esta escritura para cada clase de Asamblea.

CAPITULO CUARTO

DE LA ADMINISTRACION DE LA SOCIEDAD

----- NOVENA.- La administración de la sociedad estará confiada a un Consejo de Administración y a un Director General. El Consejo estará compuesto por el número de consejeros que determine la asamblea general ordinaria de accionistas, sin que los miembros que lo integren sean más de veintiuno, de los cuales por lo menos el veinticinco por ciento deberán ser independientes. Asimismo, por cada consejero propietario se designará a su respectivo suplente, el suplente de un independiente deberá ser asimismo independiente.

----- DECIMA.- El Consejo de Administración tendrá a su cargo los negocios de la Sociedad y llevará a cabo las operaciones, actos y contratos que se relacionen con el objeto de la Sociedad, con excepción de aquellos que estén reservados expresamente por la ley o por estos Estatutos a las Asambleas Generales Ordinarias o Extraordinarias de Accionistas. Dicho Consejo representará a la Sociedad ante toda clase de autoridades administrativas y judiciales, con facultades de apoderado general para actos de dominio y de administración y para pleitos y cobranzas, sin limitación alguna, en los términos del Artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y estará autorizado para ejercer aquellas facultades que de acuerdo con la ley requieran Cláusula especial, incluyendo en forma enunciativa pero no limitativa, las siguientes facultades:

a) Ejecutar los actos llamados de riguroso dominio, tales como vender, hipotecar o de cualquier otra manera enajenar o gravar, así como arrendar o pignorar, los bienes de la sociedad.

b) Tomar dinero en préstamo, dar fianzas, comprar a plazo y hacer operaciones de crédito sin limitación alguna, inclusive la firma y aceptación de toda clase de títulos de crédito y constituírse en avalista en nombre de la sociedad.

c) Ejercer la dirección, manejo y control general de los negocios de la sociedad y la administración de todas sus propiedades, vigilando el cumplimiento de toda clase de contratos y convenios que tengan por objeto llenar los fines de la sociedad.

d) Preparar, aprobar y someter a los accionistas el documento de información financiera anual en la forma requerida por la ley y recomendar y proponer a los accionistas las resoluciones que juzgue conveniente en relación a los ingresos, utilidades y pérdidas.

e) Sugerir los planes y normas que debe seguir la Sociedad principalmente respecto a la compra, venta, arrendamiento, gravamen, hipoteca y traspaso de toda clase de bienes muebles o inmuebles, derechos y concesiones, franquicias, obtención de préstamos y a todos los demás actos y problemas de administración importantes.

f) Nombrar y remover libremente a los apoderados y demás funcionarios y empleados de la Sociedad, otorgarles y modificar sus facultades, imponiéndoles siempre las limitaciones mencionadas en la Cláusula Décima Séptima, fijar sus emolumentos y determinar la garantía personal que deban otorgar para caucionar el fiel cumplimiento de sus obligaciones y aprobar al auditor externo de la sociedad con la previa opinión del comité de auditoría.

g) Establecer sucursales y agencias de la Sociedad y suprimirlas.

h) Con las limitaciones señaladas en la Cláusula Décima Séptima, delegar en todo o en parte, sus facultades a cualquier persona o individuo, o grupo de personas, gerentes u otro funcionario o apoderado, así como conferir poderes generales o especiales, mandatos judiciales o facultades administrativas en cualquier tiempo, así como delegar a cualquier persona, sea miembro o no del Consejo de Administración, la facultad de conferir y revocar poderes generales y especiales, y de llevar a cabo cualquier otro acto que deba ejecutarse.

i) Para emitir y canjear acciones cuando ello no implique movimiento en el Capital Social.

j) La facultad indelegable para resolver acerca de la adquisición de acciones representativas del capital social de la sociedad, a través de la bolsa de valores, al precio corriente en el mercado, con cargo al capital contable y en su caso, al capital social; así como su posterior colocación entre el público inversionista; y

k) La facultad indelegable del Consejo para aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la sociedad y sus socios, con personas que formen parte de la administración de la sociedad, o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; aquellas operaciones que representen más del uno por ciento del activo de la empresa; la compra o venta del cinco por ciento o más del activo, y el otorgamiento de garantías por un monto superior al cinco por ciento de los activos.

l) Previa opinión del Comité de Auditoría y Prácticas Societarias, resolver y aprobar sobre operaciones que la propia sociedad o sus subsidiarias pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio.

ll) Nombrar de entre sus miembros propietarios a los integrantes de los Comités de Auditoría y Prácticas Societarias, en el entendido de que dichos Comités podrán funcionar como uno sólo, siempre y cuando se cumplan con las disposiciones contenidas en los Artículos 41, 42 y 43 de la Ley del Mercado de Valores.

m) Todas las demás que confieren las leyes del país y estatutos, que no estén reservados expresamente a los accionistas.

----- DECIMA PRIMERA.-

1.- Los miembros del Consejo de Administración serán nombrados en la forma prevista en la Cláusula Novena y durarán en su cargo el término que fije la asamblea, hasta que sus sucesores hayan sido electos y tomen posesión de sus cargos, sin perjuicio de que la Asamblea de Accionistas debidamente instalada pueda revocar el nombramiento de uno o más de los Consejeros.

El Consejo de Administración podrá designar consejeros provisionales en términos y para los efectos señalados en el artículo 24 de la Ley del Mercado de Valores.

2.- Los miembros del Consejo de Administración depositarán en la Tesorería de la Sociedad, la suma de mil pesos u otorgarán fianza por igual cantidad, a satisfacción de la Asamblea, para garantizar la responsabilidad que pudieran contraer en el desempeño de sus cargos, sin perjuicio de que los accionistas exijan en cada caso mayor o distinta garantía.

3.- Los Consejeros serán designados por mayoría de votos de las acciones presentes, con derecho de voto en la Asamblea General Ordinaria de la Sociedad.

4.- La minoría de accionistas que represente cuando menos un diez por ciento del capital social, representado por acciones suscritas de la sociedad, tendrá el derecho de:

a) Designar y revocar a un miembro del Consejo de Administración, tal designación solo podrá revocarse cuando los demás miembros del Consejo de Administración sean revocados, en cuyo caso las personas sustituidas no podrán ser nombradas con tal carácter durante los doce meses inmediatos siguientes a la fecha de revocación.

b) Requerir al Presidente del Consejo de Administración o de los Comités que lleven a cabo las funciones en materia de prácticas societarias y de auditoria, en cualquier momento, se convoque a una asamblea general de accionistas.

5.- Si al hacer la elección de Consejeros en la forma prevista en el párrafo tres de esta Cláusula, un accionista o grupo de accionistas minoritarios hicieren valer el derecho que les concede el párrafo cuarto precedente para designar un Consejero Propietario y a su Suplente para un ejercicio social o parte de éste en cualquier asamblea de accionistas, dicho accionista o grupo de accionistas minoritario no podrá votar en la elección del resto de los Consejeros para el mismo ejercicio o parte de éste.

----- DECIMA SEGUNDA.-

1.- Las sesiones del Consejo de Administración se celebrarán en el domicilio de la sociedad, en las sucursales o agencias que se hayan establecido en cualquier otro lugar de la República Mexicana que determine el Consejo.

Se podrán tomar resoluciones fuera de sesión de Consejo, de manera unánime, las cuales tendrán la misma validez que si hubieren sido adoptadas en sesión de Consejo. En este caso, las resoluciones podrán tomarse sin importar el lugar en donde se encuentre cada miembro del Consejo, ni el medio que se utilice para comunicarse. Dichas resoluciones deberán confirmarse por escrito, que constará en el libro de actas de sesiones de Consejo y deberán ser firmadas por el Presidente y el Secretario o Prosecretario.

2.- Las sesiones del Consejo de Administración podrán celebrarse en cualquier tiempo cuando las convoque el Presidente, el Secretario, el Prosecretario, los Comités de Auditoría y Prácticas Societarias, o el veinticinco por ciento de los consejeros, mediante aviso escrito o en forma distinta, dado cuando menos con cinco días de anticipación a las juntas, especificando la hora, fecha, lugar y el orden del día.

El Consejo de Administración deberá reunirse por lo menos cuatro veces al año.

3.- Los miembros del Consejo pueden renunciar por escrito a la convocatoria y cuando un Consejero esté presente se considerará que ha renunciado a la convocatoria.

4.- Con excepción de los casos que más adelante se precisan en este mismo párrafo para constituir quórum en cualquier sesión del Consejo de Administración, se requiere la presencia por lo menos, de la mitad más uno de los consejeros propietarios o suplentes del mismo y las resoluciones sobre todos los asuntos que sean de la competencia del Consejo y estén listados en el Orden del Día, se tomarán por el voto afirmativo de por lo menos la mitad más uno de los consejeros propietarios o suplentes. Para tratar y resolver válidamente cualquiera de los asuntos que se enumeran a continuación, se requerirá que esté presente el Presidente del Consejo de Administración y por lo menos la mitad de los Consejeros Propietarios o Suplentes y que las resoluciones se tomen por el voto afirmativo del Presidente del Consejo de Administración y por lo menos la mitad de los Consejeros Propietarios o Suplentes:

a) Cualquier operación de compra o adquisición por cualquier título, de venta o enajenación de cualquier título de bienes del activo fijo de la sociedad o de cualquier inversión de carácter permanente que exceda del veinticinco por ciento del capital contable de la sociedad conforme al último documento de información financiera aprobado por los accionistas.

b) Incurrir en adeudos con vencimiento a un plazo mayor de doce meses y por una cantidad en exceso del veinticinco por ciento del capital contable de la Sociedad conforme al último Documento de Información Financiera aprobado por los accionistas.

c) Otorgar fianzas, prendas, hipotecas y otras garantías de cualquier especie por una cantidad en exceso del veinticinco por ciento del Capital Contable de la Sociedad conforme al último documento de información financiera aprobado por los accionistas.

d) El nombramiento o remoción del Presidente del Consejo de Administración y del Director General de la Compañía y el otorgamiento y revocación de sus respectivos poderes.

e) Dar instrucciones sobre la forma y términos en que deberán ser emitidos los votos correspondientes a las acciones propiedad de la Sociedad, en las Asambleas Ordinarias y Extraordinarias, de aquellas sociedades de las que sea accionista mayoritaria. En caso de empate, el Presidente del Consejo de Administración decidirá con voto de calidad.

5.- De toda sesión del Consejo de Administración se levantará un acta, la cual será inscrita en el Libro de Actas y firmada por el Presidente y el Secretario o Prosecretario de la Sesión.

6.-Los Consejeros recibirán por sus servicios con este carácter honorarios que serán fijados por la Asamblea General de Accionistas, además de los gastos de viaje que con motivo de las operaciones de la Compañía se eroguen, así como los incurridos en la ida y vuelta al lugar donde se celebre la junta.

7.- Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere el inciso k) de la Cláusula Décima anterior, salvo en el caso establecido por el Artículo ciento cincuenta y nueve de la Ley General de Sociedades Mercantiles.

8.- Los miembros del Consejo de Administración y el Director General de la Sociedad deberán cumplir con los deberes de diligencia y de lealtad establecidos en los Artículos 30, 31, 32, 34 y 35 de la Ley del Mercado de Valores, así como abstenerse de realizar conductas que se consideren actos o hechos ilícitos conforme al Artículo 36 del mismo ordenamiento.

CAPITULO QUINTO

FUNCIONARIOS

----- DECIMA TERCERA.- Constituído el Consejo de Administración, deberá en su primera sesión, designar dentro de sus miembros un Presidente; asimismo se podrá designar un Secretario y un Prosecretario y podrá haber un Tesorero, quienes no podrán ser miembros del Consejo de Administración.

---- DECIMA CUARTA.- Serán facultades y obligaciones del Presidente del Consejo de Administración:

I.- Presidir las Asambleas Generales de Accionistas y cumplir sus resoluciones cuando no se nombre ejecutor especial.

II.- Convocar al Consejo de Administración, presidir sus reuniones y cumplir sus resoluciones cuando no se nombre ejecutor especial.

III.- Firmar las actas de las Asambleas de Accionistas y de las sesiones del Consejo que haya presidido así como las copias de dichas actas que se expidan a solicitud de la parte interesada.

IV.- Vigilar el exacto cumplimiento de estos estatutos, de los Reglamentos Interiores de la Sociedad y de todos los acuerdos de la asamblea del Consejo y de los Comités.

V.- Rendir anualmente a los Accionistas un informe detallado sobre la marcha de los negocios de la Sociedad.

VI.- Las demás que el Consejo de Administración le otorgue o imponga.

----- DECIMA QUINTA.- El Tesorero del Consejo de Administración tendrá cuando el Consejo decida cubrir dicho cargo las siguientes facultades y obligaciones:

I.- Custodiar los fondos de la Sociedad y vigilar su manejo o inversión.

II.- Guardar las acciones y efectivo que depositen los Consejeros, el Director General y demás funcionarios de la sociedad en garantía de su manejo, o bien las pólizas de fianzas extendiéndoles los comprobantes correspondientes.

III.- Cuidar de que la contabilidad de la Sociedad se lleve en debida forma y de que cumplan las disposiciones fiscales en vigor.

IV.- Cuidar de que el documento de Información Financiera anual de la Sociedad se formule y sea sometido oportunamente a la aprobación del Consejo, para que éste pueda recabar el dictamen de la persona moral que realice la auditoría de la Sociedad y dar cuenta a la Asamblea Ordinaria de Accionistas.

----- DECIMA SEXTA.- Serán facultades y obligaciones del Secretario y del Prosecretario del Consejo de Administración:

1.- Fungir como tal en las Asambleas de Accionistas y en las sesiones del Consejo, levantar las actas de unas y otras y firmarlas en unión del Presidente.

2.- Llevar los libros de actas de las Asambleas de Accionistas y del Consejo de Administración, así como el Registro de Acciones Nominativas y el de Aumentos y Disminuciones del Capital Social.

3.- Expedir a quien con derecho lo solicite, copias de las actas asentadas en dichos libros y documentación relativa a la sociedad, así como suscribir constancias y comunicaciones en cumplimiento a la normatividad aplicable a las sociedades anónimas bursátiles.

4.- Realizar protocolizaciones de las resoluciones tomadas por el Consejo de Administración y Asambleas de Accionistas y aquellas que conforme a la legislación aplicable se requieran.

----- DECIMA SEPTIMA.- El Consejo de Administración podrá nombrar y remover libremente a un Director General y sus directores relevantes quienes podrán ser o no accionistas, tendrán las obligaciones, atribuciones y remuneración que se les asignen, así como las que marca la Ley y garantizarán su manejo en la misma forma en que deben hacerlo los Consejeros. Los poderes que se otorguen a dicho Director General así como a cualquier otro funcionario empleado de la sociedad tendrán siempre la limitación de que para los asuntos enumerados en la Cláusula Décima Segunda, párrafo cuatro de estos estatutos se requerirá la previa autorización del Consejo de Administración aprobada en la forma prescrita en dicho párrafo. Los cargos de Consejeros y Director General serán compatibles y podrán ser desempeñados por una misma persona en cuyo caso bastará que se otorgue una sola vez la garantía antes mencionada.

El Director General desempeñará funciones de gestión, conducción y ejecución de los negocios de la sociedad y de las personas morales que ésta controle, así como aquellas a que hacen mención los Artículos 44, 45, 46 y demás aplicables de la Ley de Mercado de Valores.

----- DECIMA OCTAVA.- El Director General y a falta de éste el Consejo, podrán nombrar y remover libremente a uno o varios Gerentes, Sub-Gerentes y Apoderados de la sociedad, quienes podrán ser o no accionistas y les señalará sus facultades, obligaciones y emolumentos, precisando concretamente la órbita de sus atribuciones para que las ejerza en los negocios y lugares que el propio Consejo determine.

CAPITULO SEXTO

DE LA VIGILANCIA DE LA SOCIEDAD

----- DECIMA NOVENA.- La vigilancia de la sociedad estará a cargo del Consejo de Administración, a través de los Comités de Auditoría y de Prácticas Societarias, los cuales estarán compuestos de por lo menos tres consejeros propietarios, los cuales deberán ser independientes. También desempeñará labores de vigilancia la persona moral que realice auditoría externa de la Sociedad. Los miembros de los Comités de Auditoría y de Prácticas Societarias serán electos anualmente por el Consejo de Administración y desempeñarán las funciones que se mencionan en los Artículos 42 y 43 de la Ley del Mercado de Valores y durarán en su encargo un año o hasta que sus sucesores hayan sido electos y tomen posesión de sus puestos.

CAPITULO SEPTIMO

DE LAS UTILIDADES Y DEL FONDO DE RESERVA

----- VIGESIMA.- Al fin de cada año fiscal, será preparado el documento de Información Financiera dentro de los tres meses siguientes y se presentará a la asamblea general de accionistas para su aprobación, de las utilidades netas que resulten después de que el inventario y el documento de información financiera hayan sido aprobados por la asamblea de accionistas se hará la siguiente distribución:

a) Se separará cuando menos el cinco por ciento para formar el fondo de reserva de acuerdo con lo prevenido en el Artículo veinte de la Ley General de Sociedades Mercantiles hasta que dicho fondo llegue al veinte por ciento del capital social, así como para formar cualquier otro fondo de previsión acordado por la Asamblea General.

b) Del resto de las utilidades se dispondrá según lo acuerde la Asamblea Ordinaria de Accionistas, por instrucciones de la Asamblea de Accionistas, el Consejo de Administración podrá pagar en cualquier tiempo dividendos de las utilidades habidas según los Documentos de Información Financiera aprobados por los accionistas. Los dividendos decretados y no cobrados por los accionistas dentro de un período de cinco años se considerarán como renunciados en favor de la sociedad.

c) Cuando así lo decrete la Asamblea General Extraordinaria de Accionistas, la sociedad podrá proceder a la amortización de acciones con utilidades repartibles siguiendo las reglas establecidas en la Ley General de Sociedades Mercantiles.

CAPITULO OCTAVO

DE LA DISOLUCION Y LIQUIDACION DE LA SOCIEDAD

----- VIGESIMA PRIMERA.- La sociedad se disolverá al concluir el plazo de duración a que se refiere la Cláusula Cuarta, a menos que dicho plazo sea prorrogado antes de su conclusión por acuerdo de una Asamblea Extraordinaria de Accionistas o previamente por cualesquiera de las razones señaladas en el Artículo doscientos veintinueve de la Ley General de Sociedades Mercantiles.

----- VIGESIMA SEGUNDA.- Después de ser determinada la disolución de la Sociedad por la Asamblea de Accionistas, se nombrará uno o varios liquidadores, quienes procederán a la liquidación de la misma y a la distribución de los productos entre los accionistas en proporción directa al número de acciones que cada uno posea. Dichos liquidadores tendrán las más amplias facultades para la liquidación y podrán, por tanto, cobrar todas las sumas que se adeuden a la Sociedad y pagar las que ésta deba; iniciar toda clase de juicios y proseguirlos hasta su conclusión con todas las facultades de un apoderado general jurídico de acuerdo con los Artículos dos mil quinientos cincuenta y cuatro y dos mil quinientos ochenta y siete del Código Civil para el Distrito Federal, cancelar hipotecas y otros gravámenes; transigir pleitos y vender propiedades o valores de cualquier naturaleza. Los liquidadores, tendrán, en todo lo que no esté específicamente previsto en esta escritura las facultades y obligaciones que les confieren los Artículos doscientos cuarenta y dos y siguientes de la Ley General de Sociedades Mercantiles.

----- VIGESIMA TERCERA.- Los accionistas serán responsables de las pérdidas de la sociedad únicamente por el valor de sus respectivas acciones suscritas aunque no estén pagadas.

----- VIGESIMA CUARTA.- Los fundadores como tales, no se reservan ninguna participación especial en las utilidades.

CAPITULO NOVENO

DISPOSICIONES GENERALES

----- VIGESIMA QUINTA.- Todo extranjero que en el acto de la constitución o en cualquier tiempo ulterior adquiera un interés o participación social en la Sociedad, se considerará por ese simple hecho como mexicano respecto de uno y otra, y se entenderá que conviene en no invocar la protección de su Gobierno, bajo la pena, en caso de faltar a su convenio, de perder dicho interés o participación en beneficio de la Nación Mexicana.

---- VIGESIMA SEXTA.- Los ejercicios sociales de la Compañía correrán del primero de enero al treinta y uno de diciembre de cada año.

---- VIGESIMA SEPTIMA.- Para el evento de cancelación de la inscripción de las acciones en el Registro, en términos de lo establecido en el artículo 108, fracción II de la Ley del Mercado de Valores, la sociedad estará exceptuada de llevar a cabo la oferta pública a que hace referencia dicho precepto legal, siempre que acredite a la Comisión Nacional Bancaria y de Valores contar con el consentimiento de los accionistas que representen cuando menos el noventa y cinco por ciento del capital social de la sociedad, otorgado mediante acuerdo de asamblea; que el monto a ofrecer por las acciones colocadas entre el gran público inversionista sea menor a trescientas mil unidades de inversión, y constituya el fideicomiso a que hace referencia el último párrafo de la fracción II del citado artículo 108, así como notifique la cancelación y constitución del citado fideicomiso a través del SEDI.

---- VIGESIMA OCTAVA.- Además de las disposiciones legales por las cuales la sociedad se deberá disolver, se establece como causa especial el que el capital social de la sociedad a que hace referencia la Cláusula Quinta de estos estatutos sociales llegue a ser inferior a Cincuenta Mil Pesos.

---- VIGESIMA NOVENA.- En todo lo que no esté especialmente previsto en esta escritura se aplicarán las disposiciones de la Ley del Mercado de Valores y de la Ley General de Sociedades Mercantiles.

ENRIQUE PONZANELLI VAZQUEZ, as the Alternate Secretary for Wal-Mart de Mexico, S.A.B. de C.V. Board of Directors, hereby certify that this instrument, consisting of twenty-four pages, includes the Corporative Bi-Laws of Wal-Mart de Mexico, S.A.B. de C.V. Such document contains the amendment of its FIFTH clause, which was approved during the General Ordinary and Extraoridinary Shareholders Meeting held on the date seth forth.

Mexico City, March 12, 2008

ENRIQUE PONZANELLI VAZQUEZ

WAL★MART
México

FILE N°
82-4609

RECEIVED

2008 MAR 19 A 11:12

Mexico City, March 12, 2008

MEXICAN STOCK EXCHANGE
Reforma N° 255
México City

To: Roberto Cordova Tamariz
Assistant Director for Securities and
Issuers Administration

Dear sirs:

As the Alternate Secretary for Wal-Mart, S.A.B. de C.V. Board of Directors, I hereby declare that each and all of the Assembly minutes required to date have been transcribed, thus they are currently updated in the corresponding corporate books.

Sincerely yours,

ALTERNATE SECRETARY FOR WAL-MART DE MEXICO,
S.A.B. DE C.V. BOARD OF DIRECTORS

ENRIQUE PONZANELLI
Attorney-in fact

END